SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2022

OR

[ ]        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number 001-02979
_______________________________________

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
550 S. 4th Street
Minneapolis, MN 55415

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

(a)The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2022
Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022

(b)The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23) Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2022
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Wells Fargo & Company 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor; however, we are aware that we have served as the Plan’s auditor since at least 1989.

Cleveland, Ohio
June 21, 2023

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021
	2022	2021
Assets:
Investments at fair value:
Allocated	$40,063,655,128	50,216,693,009
Unallocated	462,655,357	702,202,258
Investments at fair value	40,526,310,485	50,918,895,267
Investments at contract value	4,871,188,511	4,670,206,905
Total investments	45,397,498,996	55,589,102,172
Notes receivable from participants	778,723,088	778,816,136
Accrued income - unallocated	317,310	4,914
Total assets	46,176,539,394	56,367,923,222
Liabilities:
ESOP notes payable – unallocated	447,249,135	646,272,255
Excess contributions and earnings payable	—	3,363
Total liabilities	447,249,135	646,275,618
Net assets available for benefits	$45,729,290,259	55,721,647,604

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2022

Investment income (loss):
Net depreciation in fair value of investments	$(8,941,085,540)
Interest and dividends	453,610,092
Total investment loss	(8,487,475,448)
Contributions:
Employer	1,025,988,686
Participants	1,776,662,426
Rollovers	153,264,740
Total contributions	2,955,915,852
Interest income from notes receivable from participants	43,341,937
Other income	131,818,182
Deductions to net assets attributed to:
Benefits paid to participants	4,621,980,778
ESOP interest expense	11,934,703
Administrative expense	2,042,387
Total deductions from plan assets	4,635,957,868
Net decrease	(9,992,357,345)
Net assets available for benefits:
Beginning of year	55,721,647,604
End of year	$45,729,290,259

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022

(1)        Description of Plan
The following description of the Wells Fargo & Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.
(a)       General
The Plan is a defined contribution plan with a 401(k) feature sponsored by Wells Fargo & Company (the “Company”, "Wells Fargo" or “Plan Sponsor”). A portion of the Plan invested in Company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S.-based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions on the first day of the month following one calendar month of service. Employees may be eligible to receive employer matching contributions, base contributions, and discretionary contributions, if awarded by the Human Resources Committee of the board of directors of the Company, after completion of one year of vesting service and satisfaction of other eligibility requirements.
Effective July 1, 2022, the Plan Administrator is the Plan Sponsor's Head of Human Resources (or the functional equivalent title of the most senior position in Human Resources), the Head of Total Rewards (or the functional equivalent title of the most senior position in Human Resources over compensation and benefit plans or programs other than the Head of Human Resources), and the Head of Benefits (or the functional equivalent title of the most senior position in Human Resources benefit plans and programs other than the Head of Human Resources and the Head of Total Rewards), each of whom may act individually or jointly as the Plan Administrator, or its authorized delegate. The Plan Administrator hired Empower Retirement, LLC to serve as the recordkeeper ("Recordkeeper").
The Plan document requires that Company common stock be offered as an available investment option to participants through the Wells Fargo ESOP Fund. The Plan Sponsor's Employee Benefit Review Committee (the “Committee”) has discretion under the Plan to select additional investment alternatives to be offered to participants. Under the terms of a trust agreement, between the Company and Empower Trust Company, LLC (formerly known as Great-West Trust Company, LLC) (the "Trustee"), the Trustee manages the Plan’s assets in one or more funds (“Trust”) on behalf of the Plan, except to the extent the Trustee is directed by the Committee.
GreatBanc Trust Company was the appointed Independent Fiduciary (the “Independent Fiduciary”) who acted as a named fiduciary for limited purposes in connection with the ESOP provisions of the Plan. GreatBanc Trust Company’s appointment as Independent Fiduciary ended on October 31, 2022, after all preferred stock was redeemed (see "Note 10").
    5    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
An independent Fiduciary Agreement was entered into July 12, 2021 with Newport Trust Company ("Newport Trust") to serve as the trustee of a subaccount in the Trust used for the 2022 settlement with the United States Department of Labor (see "Note 8" and "Note 10").
The Plan is not considered a safe harbor plan under the IRC and is subject to annual nondiscrimination testing requirements.
(b)        Contributions and Vesting
Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation, as defined in the Plan. Salary deferral contributions are eligible to be matched by the Company after one year of service. Participants age 50 or older can make catch‑up salary deferral contributions each year in accordance with limits set by the IRS. Catch‑up contributions are generally not eligible for employer matching contributions. Participants are fully vested in their salary deferral contributions.
Employer contributions consist of three components: matching contributions, base contributions, and discretionary contributions. To be eligible to receive these contributions, a participant must be employed on December 15 of the plan year, with certain exceptions. Effective January 1, 2022, the plan was amended to clarify that termination of employment due to retirement on or after normal retirement age, disability, and death are the three exceptions to the December 15 employment rule to be eligible for employer match, base, and discretionary contributions.
Matching contributions are equal to 100% of salary deferral contributions up to 6% of participant's eligible certified compensation in the plan year and are paid at year-end. Matching contributions for eligible employees hired January 1, 2021 or after are subject to 3-year cliff vesting. Eligible employees hired prior to January 1, 2021 are 100% vested in their current and future matching contributions. The matching contributions are invested in the Wells Fargo ESOP Fund, which is primarily invested in the Company’s common stock, and participants can reallocate their Plan account balance, including matching contributions, at any time.
Base contributions are generally equal to the greater of 1% of an eligible participant's certified compensation for the plan year or $300. To be eligible to receive this contribution, a participant must have completed one year of service and the sum of the participant's certified compensation and elective deferrals to the Wells Fargo & Company Deferred Compensation Plan for the plan year must be less than $75,000. Base contributions are subject to 3-year cliff vesting. Base contributions are invested in accordance with participants’ investment elections on file from their choice of the available investment options offered within the Plan, or the Plan's qualified default investment alternative, if an election is not on file.
The Company may make a discretionary contribution to the Plan, which is allocated to eligible participants’ Plan accounts. If such a contribution is to be made for a particular year, the
    6    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of eligible certified compensation for the plan year). To be eligible to receive this contribution for a plan year, the participant must have completed one year of vesting service and the sum of the participant’s certified compensation and elective deferrals to the Wells Fargo & Company Deferred Compensation Plan for the plan year must be less than $150,000. Discretionary contributions are subject to 3-year cliff vesting. Discretionary contributions are invested based on participant investment elections, or the Plan's qualified default investment alternative, if an election is not on file. For the year ended December 31, 2022, the Company did not make a discretionary contribution.
Plan participants may also elect to roll over distributions from a former employer’s qualified retirement plan or a qualified Individual Retirement Account to the Plan.
(c)        Participant Accounts
Each participant’s Plan account is credited with the participant’s salary deferral contributions, any rollover contributions, the Company’s matching contributions, base contributions, and any discretionary contributions, which are subject to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested Plan account.
(d)        ESOP Plan Notes Payable
As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common stock. Through October 16, 2022, the Plan could purchase the Company's preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company or the Company may contribute Company common stock. There was no new ESOP loan issued in 2022 or 2021, as the Plan did not borrow money to buy Company common or preferred stock.
(e)        Payment of Benefits and Forfeitures
While employed, a participant may make withdrawals from his or her Plan account (as allowed under Plan provisions and IRS regulations). Certain restrictions associated with withdrawals, as described in the Plan, may be waived in the event a participant demonstrates financial hardship.
Upon termination of employment or disability (as defined by the Plan), a participant may elect to receive his or her vested Plan account balance as a lump sum or as a partial lump sum distribution or as periodic installment payments. Effective January 1, 2022, Wells Fargo amended and restated the Plan to remove beneficiaries' right to elect installment payments for distributions commencing on or after January 1, 2022. Prior to January 1, 2021, the option of installment payments was only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash; however, a participant invested in the Company’s common stock may
    7    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
elect to receive shares of the Company’s common stock in-kind with the value of fractional shares paid in cash. If the participant’s balance is, or becomes less than $1,000, following termination, a distribution is made as a lump sum, unless the participant elects to roll over their account balance.
When a participant terminates employment or becomes disabled, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions, pay plan administrative expenses, or make corrective adjustments to participants' accounts. Forfeitures used to offset employer contributions were approximately $2,020,000 for the year ended December 31, 2022. The unallocated forfeiture account balance was $0 for both years ended December 31, 2022 and 2021.
(f)         Notes Receivable from Participants
Two types of loans are available to participants under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence and may not exceed 20 years. Participants may have two loans outstanding at any time, one of which may be a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000 reduced by the excess (if any) of (A) the highest outstanding balance of loans from the Plan to the Participant during the one-year period ending on the day before the date on which the loan is made, over (B) the outstanding balance of loans from the Plan to the Participant on the date on which the loan is made, or (2) one-half of the value of the Participant’s vested account balance on the date on which the loan is made. The minimum principal amount for any loan is $500. The loan interest rate is 2% above the prime rate published in the Wall Street Journal.
Repayments on loans are generally made through biweekly payroll deductions and are allocated to the participant's account and invested according to the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2022 and 2021, interest rates ranged from 3.25% to 11.50% and loans mature through December 30, 2042.
(g)        ESOP
Prior to 2019, the Company made ESOP loans to the Plan so the Plan could purchase Company preferred stock using the proceeds of the ESOP loans. As the Plan made payments of principal on the loans, an appropriate percentage of preferred shares was released and converted to common stock. On October 17, 2022, the Company redeemed all outstanding shares of ESOP preferred stock in exchange for shares of the Company's common stock (see "Note 10"). Thereafter, as the Plan makes payments of principal on the loans, an appropriate percentage of common shares will be released for allocation to participant accounts. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund.
    8    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Wells Fargo ESOP Fund or distributed to them in cash. The Plan may use the cash dividends received to purchase the shares needed to meet the reinvestment needs based on participants' dividend elections.
(h) Investment Options
Salary deferral contributions, base contributions, and any discretionary contributions are invested in accordance with participants' investment elections on file from their choice of the available investment options offered within the Plan, or the Plan's qualified default investment alternative, which is the age-appropriate target date fund, if an election is not on file. Matching contributions are initially invested in the Wells Fargo ESOP Fund but may be reallocated to any other investment options offered within the Plan at any time at the election of the participant.

(2)        Summary of Significant Accounting Policies
(a)        Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)         Administrative Expenses
All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees, which are netted against investment returns. Fees for managed account advisory services, overnight delivery charges, and administration of qualified domestic relation orders provided by an independent third-party are charged directly to participant accounts only for individuals that use these services.
(c)        Fair Value Definition and Hierarchy
Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on an exit price notion that maximizes the use of observable inputs and minimizes the use of unobservable inputs.
The Plan classifies its assets and liabilities measured at fair value based upon a three-level hierarchy that assigns the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. The three levels are as follows:
•Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
•Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and
    9    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
model‑based valuation techniques, for which all significant assumptions are observable in the market.
•Level 3 – Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, market comparable pricing, option models and similar techniques.
(d)        Investments and Income Recognition
Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends on common stock are allocated based upon participant account holdings in Company common stock held in the Wells Fargo ESOP Fund on the record date and are recorded in the Trust on the dividend payment date. Net appreciation or (depreciation) includes gains and or losses on investments bought and sold as well as held during the year.
(e)         Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as deemed distributions based upon the terms of the Plan and Plan loan rules, as determined by the Plan Administrator.
(f)       Investments Valued at Contract Value
(i) Description
The Wells Fargo Stable Value Fund (the “Stable Value Fund”) primarily invests in security-backed contracts issued by insurance companies and other financial institutions. The security-backed contracts held in the Stable Value Fund guarantee a fixed return to its investors, resulting in it being considered a fully benefit responsive investment contract. An investment contract is considered fully benefit responsive if all of the following criteria are met: (1) the investment contract is between the fund and the issuer and the contract cannot be sold or assigned, (2) the contract issuer must be obligated to repay principal and interest to participants in the fund or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero, (3) all permitted participant-initiated transactions occur at contract value, without limitations, (4) an event that limits the ability of the participant to transact at contract value is not probable, and (5) the fund must allow participants reasonable access to their funds. The Stable Value Fund also invests in the Short Term Investment Fund A, which invests in highly liquid assets. The Stable Value Fund uses this investment for daily liquidity needs.
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WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
A security-backed contract is an investment contract (also known as a synthetic guaranteed investment contract (GIC) or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Stable Value Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Stable Value Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The issuer guarantees that all qualified participant withdrawals will be at contract value. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the Plan’s investment advisor credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.
(ii)     Valuation of Underlying Investments
Security-backed contracts are carried at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data. The underlying portfolio assets and the accrued interest receivable are shown by contract on the supplemental schedule of assets (held at end of year). The short‑term investment fund investment is carried at the reported unit value of the fund, as disclosed in the fund's audited financial statements.
(iii)  Withdrawal and Termination Provisions
All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers.
Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Stable Value Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. Security-backed contracts are not assignable or transferable without consent of the issuer and have no publicly traded secondary market.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Stable Value Fund may elect to convert such termination to an
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WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
amortization election as described below. In addition, if the Stable Value Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Stable Value Fund will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate contracts’ coverage. Among these are investments outside of the range of investments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the investment contract provider, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date that corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.
Security‑backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include, but not limited to, the following:
•material amendments to the Plan’s structure or administration;
•complete or partial termination of the Plan, including a merger with another plan;
•the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;
•any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and
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WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
•the delivery of any communication to Plan participants designed to influence a participant not to invest in the Plan.
At this time, the Stable Value Fund manager does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
(iv)   Wrapper Contract Fees
The Stable Value Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant‑directed withdrawals. Annual investment management fees in 2022 were $340,584 based on separate agreements for various types of instruments.
(g)        Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(h)         Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
(i)        Payment of Benefits
Benefits are recorded when paid.

(3)        Wells Fargo ESOP Fund
Prior to October 17, 2022, the Company’s preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represented leveraged shares. On October 17, 2022, the preferred shares were redeemed in exchange for shares of the Company's common stock which represent leveraged shares thereafter (see "Note 10"). These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid. Previously, any leveraged preferred shares were converted into Company common stock for allocation to participants’ Plan accounts. The preferred shares were convertible into $1,000 worth of common shares based on the then current market price of the common stock. Any such shares of common stock (due to conversion), as well as any other shares of common stock, released from the Unallocated Reserve as the ESOP loans are repaid are used to provide all or part of the Company matching contributions credited to participants’ accounts.
    13    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund in proportion to “votes" cast by participants.
Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased.
The Plan provided that dividends received on the Company’s preferred stock and common stock that was held in the Unallocated Reserve, and dividends attributable to the portion of the participants' employer contribution account that are reinvested in Company common stock, may be applied to make any required ESOP loan payments. Shares of Company common stock that were released due to the use of such dividends for ESOP loan payments were transferred to the Wells Fargo ESOP Fund, first to replace the value of any Company common dividends so used, and then as matching contributions. To the extent that such dividends were not sufficient to make required ESOP loan payments, employer contributions were applied to make the required payments.

    14    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
(4)        Shares and Investments Not Directed by Participants
Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of December 31, 2022 and 2021 and for the year ended December 31, 2022 is presented in the following tables and also discussed in Note 8.

	2022	2021
	Unallocated	Unallocated
Assets:
Company common stock	$426,511,249	—
Company convertible preferred stock	—	699,820,363
Mutual funds	36,144,108	—
Total investments	462,655,357	699,820,363
Accrued income	317,310	566
Total assets	462,972,667	699,820,929
Liabilities:
Notes payable	447,249,135	646,272,255
Total liabilities	447,249,135	646,272,255
Net assets available for benefits	$15,723,532	53,548,674
Company convertible preferred shares:
Number of shares	—	609,434
Cost	$—	646,272,223
Company common stock shares:
Number of shares	10,329,650	—
Cost	$429,196,904	—
    15    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022

2022
Unallocated
Employer matching contributions	$169,911,975
Net depreciation	(85,795,446)
Dividend income	41,993,701
Other income	131,818,182
Change in unclaimed property	3,974,639
Transfer to allocated ESOP	(92,650,642)
Benefits paid to participants	(7,629,681)
Notes payable interest expense	(11,934,703)
Preferred stock redeemed	(617,890,717)
Common stock issued to ESOP	617,890,717
Release of common stock - 4,541,370 shares	(187,513,167)
Decrease in net assets	(37,825,142)
Net assets:
Beginning of year	53,548,674
End of year	$15,723,532

    16    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022

(5)        Fair Value Measurements
The Plan classifies its investments recorded at fair value as either Level 1, 2, or 3 in the fair value hierarchy. The highest priority (Level 1) is assigned to valuations based on unadjusted quoted prices in active markets and the lowest priority (Level 3) is assigned to valuations based on significant unobservable inputs.
In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirety. If unobservable inputs are considered significant, the instrument is classified as Level 3.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.
Investments in mutual funds are valued at fair value based upon quoted prices in an active market. Mutual funds include money market funds, which are priced at $1.00 per share.
Investments in collective investment funds are redeemable daily at net asset value ("NAV"), which is the readily determinable fair value. The price per share is quoted on a private market; however, the price per share is based on the value of the underlying investments, which are traded on an active market.
Investments in multi-manager funds are comprised of publicly traded mutual funds, which are valued at fair value based upon quoted prices in an active market, and collective investment funds that are valued at NAV. The NAV is based upon the value of the underlying investments which are traded on an active market.
Investments in the Stable Value Fund’s collective investment funds that are not an underlying investment of a fully benefit responsive contract are valued at NAV as described above.
Investments in the Company’s common stock are valued at quoted market price.
Investments in the Company’s convertible preferred stock, held before October 17, 2022, were valued at an appraised value by an independent pricing service (see "Note 10"). The independent pricing service modeled the expected cash flows with the contractual dividends and the Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounted the cash flows back to the present value by the appropriate discount rate which was determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.
The allocated portion of the Wells Fargo ESOP Fund is structured as a unitized account that holds Wells Fargo common stock that are valued at quoted market prices and a percentage of money
    17    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
market funds that are valued at fair value as described above. The money market funds are used to provide daily liquidity for the fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021, respectively:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Cash	$1,431,750	—	—	1,431,750
Collective investment funds	—	20,990,882,646	—	20,990,882,646
Mutual funds	1,009,439,186	—	—	1,009,439,186
Multi-manager funds:
Collective investment funds	—	7,419,289,804	—	7,419,289,804
Mutual funds	2,175,017,657	—	—	2,175,017,657
Total multi- manager funds	2,175,017,657	7,419,289,804	—	9,594,307,461
Stable Value Fund
Collective investment funds	—	173,035,668	—	173,035,668
Company common stock	8,757,213,774	—	—	8,757,213,774
Total investments at fair value	$11,943,102,367	28,583,208,118	—	40,526,310,485
    18    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Cash	$—	—	—	—
Collective investment funds	—	26,017,676,784	—	26,017,676,784
Mutual funds	971,000,822	—	—	971,000,822
Multi-manager funds:
Collective investment funds	—	9,899,698,954	—	9,899,698,954
Mutual funds	3,514,653,738	—	—	3,514,653,738
Total multi-manager funds	3,514,653,738	9,899,698,954	—	13,414,352,692
Stable Value Fund
Collective investment funds	—	212,268,459	—	212,268,459
Company common stock	9,603,776,147	—	—	9,603,776,147
Company convertible preferred stock	—	—	699,820,363	699,820,363
Total investments at fair value	$14,089,430,707	36,129,644,197	699,820,363	50,918,895,267

There were no transfers between the fair value levels in 2022.
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

Company
convertible
preferred
stock
Balance, December 31, 2021	$699,820,363
Realized losses	(81,929,646)
Redemptions	(617,890,717)
Balance, December 31, 2022	$—

    19    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
Level 3 Significant Unobservable Inputs
The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of those Level 3 assets measured at fair value for which the Plan uses an internal model.

			Significant
	Fair value	Valuation	unobservable	Range of	Weighted
	Level 3	techniques	inputs	inputs	average (1)
December 31, 2021:
Convertible preferred stock	$699,820,363	Discounted	Discount
		cash flow	rate	2.55%-3.36%	3.14%
(1) Weighted averages are calculated using outstanding shares at the end of the year.

(6)        Concentration of Investments
At December 31, 2022 and 2021, the Plan owned approximately 3.87% and 3.65%, respectively, of the issued common stock of the Company. The Plan’s investment in shares of the Company’s common and preferred stock aggregate 21.61% and 18.54% of total investments at fair value as of December 31, 2022 and December 31, 2021, respectively. The quoted market price of the Company’s common stock was $41.29 and $47.98 as of December 31, 2022 and 2021, respectively.

(7)        Related Party Transactions and Party-in-Interest
The Plan may engage in transactions involving acquisition or disposition of units of participation in certain investments managed by a subsidiary of Allspring Global Investments, LLC ("Allspring"). The Company has a noncontrolling interest in Allspring, which may be considered a party-in-interest with respect to the Plan. Such transactions, even if considered parties-in-interest transactions under ERISA regulations, are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. Additionally, the Stable Value Fund manager is a subsidiary of Allspring and the Company pays the investment management fees of such affiliate that are associated with the Stable Value Fund.
The Plan allows participants to invest in Company common stock within the Wells Fargo ESOP Fund.

(8) Other Income
The Plan periodically receives monies from litigation settlements or other residual proceeds (“Proceeds”) related to the Plan, or prior plans that merged into the Plan, in which the Plan Administrator or their delegate is typically responsible for determining how these Proceeds will be allocated to the Plan.
    20    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
These Proceeds are deposited into a Plan level interest-bearing account and are included as unallocated investments on the statements of net assets available for benefits and in other income on the statement of changes of net assets available for benefits until the Plan Administrator directs the recordkeeper and Trustee to allocate the Proceeds and accrued interest, in accordance with the plan of allocation.
The Plan recorded Other Income of $131,818,182 for the DOL settlement payment received from the Company on September 21, 2022 (see "Note 10").

(9)     Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 2, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

(10)    Regulatory Matters
Federal government agencies, including the United States Department of Labor (Department of Labor), have undertaken reviews of certain transactions associated with the ESOP feature of the Plan, including the manner in which the 401(k) plan purchased certain securities used in connection with the Company’s contributions to the 401(k) plan. On September 12, 2022, the Company entered into an agreement to resolve the Department of Labor’s review. On September 21, 2022, the Company made a settlement payment of $131,818,182 to the Newport Trust for the Plan. In December 2022, settlement payments plus accrued interest, in the amount of $92,650,642 were allocated to current plan participants with existing Plan accounts and distribution payments of $7,729,274 were made to former employees with a distribution balance less than $200. As of December 31, 2022, the benefits payable for the settlement payments to former employees with a distribution balance greater than $200 was $31,646,259. As part of the settlement, on October 17, 2022, Wells Fargo exercised its redemption rights and redeemed all the remaining Preferred Stock in the Plan in exchange for Common Stock. Following the redemption, Preferred Stock dividends will no longer occur and then be used as a source of payment on any remaining outstanding ESOP loans (see “Note 3”).
    21    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
By a letter dated August 25th, 2020, the Plan Sponsor received written notice from the IRS that the Plan was selected for examination of the Plan year ended December 31, 2018. The IRS requested certain Plan information and documents that the Plan Sponsor has provided.

(11)    Notes Payable
Notes payable as of December 31 were:

	2022	2021
1.30% 2013 ESOP Note, due December 2022	$—	28,523,120
1.50% 2014 ESOP Note, due December 2023	28,475,380	67,975,380
1.48% 2015 ESOP Note, due December 2024	46,153,845	74,153,845
1.70% 2016 ESOP Note, due December 2025	101,420,680	139,420,680
1.90% 2017 ESOP Note, due December 2026	109,594,455	139,594,455
2.25% 2018 ESOP Note, due December 2027	161,604,775	196,604,775
	$447,249,135	646,272,255
Maturities of notes payable calculated based on the contractual agreements are as follows:

Year ending December 31:
2023	$30,109,485
2024	147,094,500
2025	127,421,400
2026	84,335,850
2027	58,287,900
$447,249,135
The notes represent exempt ESOP loans to the Plan from the Company. Principal and interest payments are made according to the applicable loan schedules. Company contributions are used to repay the loans. The notes may be repaid in installments through March 31, 2027, with the last payment due December 31, 2027. The estimated fair value of the notes as of December 31, 2022 and 2021 was approximately $403 million and $644 million, respectively, utilizing a discounted cash flow valuation technique and interest rates currently available for issuance of debt with similar terms and remaining maturities. Discount rates consisted of a benchmark rate component and a credit risk component. The fair value would be considered a Level 3 liability as defined in Note 5.

(12)    Plan Termination
Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.

    22    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
(13)  Legal Actions
The following class actions lawsuits have been brought on behalf of Plan participants and beneficiaries:
a)Plaintiff Yvonne Becker filed a putative class action Complaint against Wells Fargo, Wells Fargo Bank, National Association, Galliard Capital Management, Inc., the Employee Benefits Review Committee, the Human Resources Committee of the Board of Directors of Wells Fargo & Company (“HRC”) and individual members Ronald L. Sargent, Wayne M. Hewett, Donald M. James, and Maria R. Morris on March 13, 2020 in the U.S. District Court for the Northern District of California. Plaintiff is a former employee of Wells Fargo and a participant in the Plan. Plaintiff purported to bring this action on behalf of “all participants and beneficiaries in the Plan from March 13, 2014 through the date of judgment.” Plaintiff alleged that several investment options in the Plan charged excessive fees, underperformed comparable to investment alternatives, and paid fees to Wells Fargo.
On the basis of these allegations, Plaintiff asserted four claims for breach of ERISA’s fiduciary duties and violation of ERISA’s prohibited transaction rules.
On May 8, 2020, the Court so ordered the parties’ stipulation in which Plaintiff voluntarily dismissed the HRC and individual members Ronald L. Sargent, Wayne M. Hewett, Donald M. James, and Maria R. Morris from the action.
On May 8, 2020, Defendants filed a motion to transfer venue to the District of Minnesota. On September 21, 2020, the U.S. District Court for the Northern District of California granted Defendants' motion to transfer the case to the U.S. District Court for the District of Minnesota pursuant to the Plan's forum selection clause. Plaintiff appealed that order (via petition for mandamus) and, on April 1, 2021, the Ninth Circuit denied Becker's petition.
On May 12, 2021, the Court issued an opinion denying Defendants' motion to dismiss the Class Action Complaint.
On August 19, 2021, the Court granted the Parties joining stipulation to dismiss Galliard Capital Management, Inc. from the action.
On September 28, 2021. Plaintiff filed an amended complaint adding four additional named plaintiffs.
The parties agreed to a class action settlement of $32.5 million. On April 1, 2022, Plaintiffs filed with the Court a motion for preliminary approval of a class action settlement, and on April 25, 2022, the Court granted Plaintiffs’ motion for preliminary approval of the class action settlement. The Court issued its order granting final approval of the class action settlement and dismissed the action on August 31, 2022. The effective date of the settlement was October 3, 2022.The settlement funds were distributed by a settlement administrator which was hired by the Plaintiffs' counsel, to current participants on February 7, 2023, through the Plan, and the
    23    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
settlement administrator began distributions to former participants on or about February 7, 2023.
b)Plan participants filed a putative class action against the Company and others. Randall v. GreatBanc Trust Company, et. al., Case No. 22-cv-02354 (D. Minn.). The lawsuit alleges that the defendants are fiduciaries and that they breached their fiduciary duties under “ERISA” and violated other provisions of ERISA in connection with certain employee stock ownership plan loan transactions.
On September 26, 2022 participants in the Plan filed a putative class action in the United States District Court for the District of Minnesota alleging the Company violated ERISA in connection with certain of these transactions.
On December 16, 2022, defendants filed a motion to dismiss the complaint. On January 6, 2023, plaintiffs filed an amended complaint and sought certain jurisdictional discovery. On March 28, 2023, the court granted plaintiffs’ motion seeking certain jurisdictional discovery.
Defendants’ deadline to answer or otherwise respond to complaint is extended to 42 days after the close of jurisdictional discovery, which is on-going as of the financial statement issuance.

(14)  Subsequent Events
The Plan has evaluated subsequent events from December 31, 2022 through June 21, 2023, the date on which the financial statements were issued. Except as noted below, there have been no material events that would require additional recognition in the financial statements or disclosures to the financial statements.
Effective January 1, 2023, Wells Fargo amended and restated the Plan to remove the employer discretionary contribution and the $300 minimum for the employer base contribution.

    24    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2022
(15)   Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021 to net assets per the Form 5500:

	2022	2021
Net assets available for benefits per the financial statements	$45,729,290,259	55,721,647,604
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(341,574,732)	86,959,845
Deemed loan distributions	(69,348,054)	(41,987,668)
Benefits payable	(32,555,970)	—
Net assets per the Form 5500	$45,285,811,503	55,766,619,781
The following is a reconciliation of decreases in net assets available for benefits per the financial statements for the year ended December 31, 2022, to the net loss per the Form 5500:

Decrease in net assets available for benefits per the financial statements	$(9,992,357,345)
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2022	(428,534,577)
Change in deemed loan distributions	(27,360,386)
Change in benefits payable	(32,555,970)
Net loss per the Form 5500	$(10,480,808,278)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
*	Participant loans	Participant loans,
		Interest rates ranging from 3.25% to
		11.50%, maturing at various dates
		through December 30, 2042	(1)	$709,375,034

	State Street Cons Target Ret 2015 NL P	Collective Investment Fund	(1)	102,098,203
	State Street Cons Target Ret 2020 NL P	Collective Investment Fund	(1)	339,007,009
	State Street Cons Target Ret 2025 NL P	Collective Investment Fund	(1)	1,071,270,068
	State Street Cons Target Ret 2030 NL P	Collective Investment Fund	(1)	1,061,298,940
	State Street Cons Target Ret 2035 NL P	Collective Investment Fund	(1)	909,048,159
	State Street Cons Target Ret 2040 NL P	Collective Investment Fund	(1)	1,047,256,597
	State Street Cons Target Ret 2045 NL P	Collective Investment Fund	(1)	748,307,287
	State Street Cons Target Ret 2050 NL P	Collective Investment Fund	(1)	1,065,211,699
	State Street Cons Target Ret 2055 NL P	Collective Investment Fund	(1)	433,032,064
	State Street Cons Target Ret 2060 NL P	Collective Investment Fund	(1)	181,232,411
	State Street Cons Target Ret 2065 NL P	Collective Investment Fund	(1)	36,390,914
	State Street Cons Target Ret Income NL P	Collective Investment Fund	(1)	138,999,874
	State Street International Index M	Collective Investment Fund	(1)	767,967,790
	State Street Russell Sm Cap Index NL CL K	Collective Investment Fund	(1)	773,594,399
	State Street S&P Mid Cap Index NL CL M	Collective Investment Fund	(1)	2,150,382,949
	State Street NASDAQ 100 Index NL CL M	Collective Investment Fund	(1)	2,870,679,330
	State Street S&P 500 Index K NL	Collective Investment Fund	(1)	5,214,884,651
	State Street U.S. Bond Index NL M	Collective Investment Fund	(1)	1,483,307,797
	State Street Emerging Mkts Index A	Collective Investment Fund	(1)	167,268,673
	BlackRock MSCI ACWI ESG Focus Index F	Collective Investment Fund	(1)	429,643,832
				20,990,882,646

	BlackRock Liquidity Treasury Instl	Mutual Fund	(1)	886,184,206
				886,184,206

	SEI Daily Income Fund CL F - unallocated	Mutual Fund	32,169,469	32,169,469
				32,169,469

	Large Cap Value Fund	Multi-Manager Fund
	MFS Large Cap Value CL 5	Collective Investment Fund	(1)	1,059,993,815
	T Rowe Price Equity Income TR F	Collective Investment Fund	(1)	1,059,994,441
	Dodge & Cox Stock Class X	Mutual Fund	(1)	1,092,115,502
				3,212,103,758

	Large Cap Growth Fund	Multi-Manager Fund
	Los Angeles Capital Large Cap Growth A	Collective Investment Fund	(1)	516,846,513
	T Rowe Price Blue Chip Growth Trust T7	Collective Investment Fund	(1)	516,859,188
	Polen Focus Growth CIT	Collective Investment Fund	(1)	516,854,540
	Brown Advisory Sustainable Growth	Collective Investment Fund	(1)	516,847,576
	Jennison Large Cap Growth	Collective Investment Fund	(1)	516,858,806
				2,584,266,623

	Small Cap Fund	Multi-Manager Fund
	State Street Russell Sm Cap Index NL CL K	Collective Investment Fund	(1)	525,528,164
	Wellington Select Small Cap Growth	Collective Investment Fund	(1)	255,038,117
	Wellington Small Cap Value	Collective Investment Fund	(1)	255,564,273
	Peregrine Small Cap Value	Collective Investment Fund	(1)	255,033,724
*	Allspring Emerging Growth CIT E4	Collective Investment Fund	(1)	255,037,875
				1,546,202,153

	International Equity Fund	Multi-Manager Fund
	Causeway International Value Equity F	Collective Investment Fund	(1)	295,570,186
	Sprucegrove International F	Collective Investment Fund	(1)	295,574,510
	American EuroPacific Growth R6	Mutual Fund	(1)	591,151,905
				1,182,296,601

	Emerging Markets Equity Fund	Multi-Manager Fund
	Acadian Emerging Markets Equity Fund	Collective Investment Fund	(1)	213,302,060
	Lazard Emerging Markets Equity C	Collective Investment Fund	(1)	152,353,779
	Baillie Gifford Emerging Markets EQS K	Mutual Fund	(1)	152,356,593
	DFA Emerging Markets Small Cap	Mutual Fund	(1)	91,416,469
				609,428,901

     26    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
	Diversified Real Asset Fund	Multi-Manager Fund
	Principal Diversified Real Asset III	Collective Investment Fund	(1)	$159,024,141
	State Street Real Assets NL A	Collective Investment Fund	(1)	53,008,096
				212,032,237

	Global Bond Fund	Multi-Manager Fund
	Franklin Global Opportunities Bond IS	Mutual Fund	(1)	99,028,384
	PIMCO Global Advantage Strategy BD	Mutual Fund	(1)	99,434,337
	Federated Hermes Total Return Bond IS	Mutual Fund	(1)	49,514,467
				247,977,188

*	Wells Fargo Stable Value Fund
	Security-backed contracts:
	American General Life Ins. Co.	2.25%	(1)	—
	Massachusetts Mutual Life Ins. Co.	2.40%	(1)	—
	Nationwide Life Ins. Co.	2.45%	(1)	—
	Pacific Life Ins. Co.	2.54%	(1)	—
	Prudential Ins. Co. of America	2.58%	(1)	—
	Royal Bank of Canada	2.29%	(1)	—
	State Street Bank and Trust Co.	2.46%	(1)	—
	Transamerica Life Ins. Co.	2.48%	(1)	—
	Voya Ret. Ins. and Annuity Co.	2.33%	(1)	—
	Galliard SA Intermediate Core Fund C	12,421,561 units	(1)	346,335,490
		Total		346,335,490

	American General Life Ins. Co.	2.25%	(1)	—
	Massachusetts Mutual Life Ins. Co.	2.40%	(1)	—
	Nationwide Life Ins. Co.	2.45%	(1)	—
	Pacific Life Ins. Co.	2.54%	(1)	—
	Prudential Ins. Co. of America	2.58%	(1)	—
	Royal Bank of Canada	2.29%	(1)	—
	State Street Bank and Trust Co.	2.46%	(1)	—
	Transamerica Life Ins. Co.	2.48%	(1)	—
	Voya Ret. Ins. and Annuity Co.	2.33%	(1)	—
	Galliard SA Intermediate Core Fund Q	30,797,624 units	(1)	344,461,365
		Total		344,461,365

	Metropolitan Life Ins. Co., 2.08%
	Separate Account No. 771		(1)	337,774,345
	Separate Account No. 690		(1)	285,318,296
		Total		623,092,641

	American General Life Ins. Co.	2.25%	(1)	—
	Massachusetts Mutual Life Ins. Co.	2.40%	(1)	—
	Nationwide Life Ins. Co.	2.45%	(1)	—
	Pacific Life Ins. Co.	2.54%	(1)	—
	Prudential Ins. Co. of America	2.58%	(1)	—
	Royal Bank of Canada	2.29%	(1)	—
	State Street Bank and Trust Co.	2.46%	(1)	—
	Transamerica Life Ins. Co.	2.48%	(1)	—
	Voya Ret. Ins. and Annuity Co.	2.33%	(1)	—
	GM Financial Consumer Automobile Rec Trust 2022-2	2.520%, $2,891,672 par, due 5/16/2025	(1)	2,859,817
	7-Eleven Inc	0.625%, $430,000 par, due 2/10/2023	(1)	427,796
	7-Eleven Inc	0.800%, $1,070,000 par, due 2/10/2024	(1)	1,018,098
	Abay Leasing 2014 LLC	2.654%, $635,097 par, due 11/9/2026	(1)	604,579
	AbbVie Inc	3.600%, $468,000 par, due 5/14/2025	(1)	453,924
	Access Group Inc 2013-1	4.516%, $671,754 par, due 2/25/2036	(1)	657,185
	Air Liquide Finance SA	2.500%, $1,375,000 par, due 9/27/2026	(1)	1,268,425
	Albemarle Corp	4.650%, $1,430,000 par, due 6/1/2027	(1)	1,396,988
	Alexandria Real Estate Equities Inc	3.450%, $2,000,000 par, due 4/30/2025	(1)	1,935,630
	Alliant Energy Finance LLC	3.750%, $166,000 par, due 6/15/2023	(1)	164,847
	Ally Auto Receivables Trust 2019-3	1.930%, $56,986 par, due 5/15/2024	(1)	56,917
	Ally Auto Receivables Trust 2022-2	4.760%, $3,415,000 par, due 5/17/2027	(1)	3,407,668
	Ally Auto Receivables Trust 2022-3	5.070%, $2,690,000 par, due 4/15/2027	(1)	2,702,697
	Ameren Illinois Co	3.250%, $3,055,000 par, due 3/1/2025	(1)	2,954,225
	American Express Co	3.950%, $5,800,000 par, due 8/1/2025	(1)	5,686,430
	American Honda Finance Corp	3.450%, $274,000 par, due 7/14/2023	(1)	271,923
	AmeriCredit Automobile Receivables Trust 2021-2	0.340%, $1,995,000 par, due 12/18/2026	(1)	1,942,140
     27    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
AmeriCredit Automobile Receivables Trust 2021-3	0.760%, $1,850,000 par, due 8/18/2026	(1)	$1,765,612
AmEx Credit Acct Mstr Tr	3.750%, $4,860,000 par, due 8/15/2027	(1)	4,754,864
Amphenol Corp	3.200%, $58,000 par, due 4/1/2024	(1)	56,724
Amphenol Corp	2.050%, $1,295,000 par, due 3/1/2025	(1)	1,218,161
Anglo American Capital PLC	3.625%, $1,200,000 par, due 9/11/2024	(1)	1,161,530
ARI Fleet Lease Trust 2021-A	0.370%, $2,112,840 par, due 3/15/2030	(1)	2,075,289
Astrazeneca Finance LLC	0.700%, $1,460,000 par, due 5/28/2024	(1)	1,376,574
AT&T Inc	1.650%, $1,400,000 par, due 2/1/2028	(1)	1,184,453
AT&T Inc	5.915%, $1,680,000 par, due 6/12/2024	(1)	1,692,005
AT&T Inc	2.300%, $560,000 par, due 6/1/2027	(1)	499,037
AT&T Inc	0.900%, $1,980,000 par, due 3/25/2024	(1)	1,880,838
Atmos Energy Corp	0.625%, $2,100,000 par, due 3/9/2023	(1)	2,084,552
AvalonBay Communities Inc	3.500%, $380,000 par, due 11/15/2024	(1)	369,958
BA Credit Card Trust	5.000%, $2,725,000 par, due 4/17/2028	(1)	2,753,768
BA Credit Card Trust	0.340%, $2,630,000 par, due 5/15/2026	(1)	2,516,347
BAE Systems Holdings Inc	3.850%, $700,000 par, due 12/15/2025	(1)	675,508
BAE Systems Holdings Inc	3.800%, $1,850,000 par, due 10/7/2024	(1)	1,807,300
BAKER HUGHES LLC/CO-OBL	1.231%, $1,275,000 par, due 12/15/2023	(1)	1,231,375
Bank of America Corp	5.285%, $960,000 par, due 7/23/2024	(1)	960,105
Bank of America Corp	1.530%, $5,900,000 par, due 12/6/2025	(1)	5,445,016
Bank of America Corp	3.384%, $940,000 par, due 4/2/2026	(1)	898,442
Bank of America Corp	3.458%, $1,400,000 par, due 3/15/2025	(1)	1,364,224
Bank of America Corp	4.376%, $700,000 par, due 4/27/2028	(1)	670,391
Bank of America Corp	3.864%, $567,000 par, due 7/23/2024	(1)	561,868
Bank of America Corp	4.827%, $1,900,000 par, due 7/22/2026	(1)	1,877,419
Bank of America Corp	0.810%, $3,500,000 par, due 10/24/2024	(1)	3,359,255
Bank of America Corp	0.976%, $1,810,000 par, due 4/22/2025	(1)	1,697,574
Bank of Montreal	4.250%, $1,550,000 par, due 9/14/2024	(1)	1,530,045
Bank of Montreal	3.700%, $620,000 par, due 6/7/2025	(1)	602,091
Bank of Montreal	1.250%, $920,000 par, due 9/15/2026	(1)	804,922
Bank of Montreal	0.625%, $2,980,000 par, due 7/9/2024	(1)	2,786,079
Bank of Montreal	1.500%, $700,000 par, due 1/10/2025	(1)	652,715
Bank of New York Mellon Corp/The	4.414%, $3,370,000 par, due 7/24/2026	(1)	3,321,337
Bank of New York Mellon/The	5.224%, $1,900,000 par, due 11/21/2025	(1)	1,905,166
Bank of Nova Scotia/The	3.400%, $20,000 par, due 2/11/2024	(1)	19,675
Bank of Nova Scotia/The	2.951%, $640,000 par, due 3/11/2027	(1)	590,199
Bank of Nova Scotia/The	1.300%, $1,090,000 par, due 9/15/2026	(1)	953,348
Bank of Nova Scotia/The	0.650%, $2,460,000 par, due 7/31/2024	(1)	2,294,356
Bank of Nova Scotia/The	0.400%, $430,000 par, due 9/15/2023	(1)	416,246
Bank of Nova Scotia/The	3.450%, $1,000,000 par, due 4/11/2025	(1)	963,069
Baxter International Inc	1.322%, $4,080,000 par, due 11/29/2024	(1)	3,799,431
Bayer US Finance II LLC	5.779%, $860,000 par, due 12/15/2023	(1)	858,060
Bayer US Finance II LLC	4.250%, $860,000 par, due 12/15/2025	(1)	834,178
Bayer US Finance II LLC	3.875%, $454,000 par, due 12/15/2023	(1)	447,402
Bayer US Finance LLC	3.375%, $735,000 par, due 10/8/2024	(1)	710,573
Bell Telephone Co of Canada or Bell Canada/The	0.750%, $1,890,000 par, due 3/17/2024	(1)	1,791,986
Bergen County Improvement Authority/The	4.000%, $2,900,000 par, due 8/1/2024	(1)	2,874,335
Black Hills Corp	4.250%, $850,000 par, due 11/30/2023	(1)	845,167
Black Hills Corp	1.037%, $2,500,000 par, due 8/23/2024	(1)	2,332,525
Black Hills Corp	3.950%, $2,360,000 par, due 1/15/2026	(1)	2,265,010
BMW US Capital LLC	3.450%, $390,000 par, due 4/1/2027	(1)	368,640
BMW Vehicle Lease Trust 2022-1	1.100%, $6,100,000 par, due 3/25/2025	(1)	5,901,384
BNP Paribas SA	4.705%, $1,307,000 par, due 1/10/2025	(1)	1,294,291
BNP Paribas SA	2.819%, $2,645,000 par, due 11/19/2025	(1)	2,506,809
BOCA Commercial Mortgage Trust 2022-BOCA	6.105%, $1,400,000 par, due 5/15/2039	(1)	1,371,754
Boeing Co/The	4.875%, $2,405,000 par, due 5/1/2025	(1)	2,382,867
Boeing Co/The	2.196%, $380,000 par, due 2/4/2026	(1)	345,629
Boston Properties LP	3.200%, $960,000 par, due 1/15/2025	(1)	918,813
Boston Properties LP	3.125%, $635,000 par, due 9/1/2023	(1)	625,057
Boston Properties LP	3.800%, $624,000 par, due 2/1/2024	(1)	613,017
BPCE SA	1.625%, $2,020,000 par, due 1/14/2025	(1)	1,881,244
BPCE SA	4.750%, $770,000 par, due 7/19/2027	(1)	749,851
BPR Trust 2022-OANA	6.234%, $4,715,000 par, due 4/15/2037	(1)	4,601,826
Bristol-Myers Squibb Co	0.537%, $2,470,000 par, due 11/13/2023	(1)	2,379,477
BX Commercial Mortgage Trust 2019-XL	5.370%, $4,056,834 par, due 10/15/2036	(1)	4,006,817
BX Commercial Mortgage Trust 2021-VOLT	5.018%, $1,635,000 par, due 9/15/2036	(1)	1,574,948
     28    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
BX Commercial Mortgage Trust 2022-PSB	6.787%, $4,848,901 par, due 8/15/2039	(1)	$4,839,359
BX Commercial Mortgage Trust BX 2022-CSMO A	6.450%, $3,135,000 par, due 6/15/2027	(1)	3,111,437
BX Trust 2022-GPA	6.501%, $4,115,000 par, due 10/15/2039	(1)	4,089,232
Byron Center Public Schools	2.546%, $750,000 par, due 5/1/2024	(1)	730,538
Canadian Natural Resources Ltd	3.850%, $740,000 par, due 6/1/2027	(1)	698,561
Canadian Pacific Railway Co	1.350%, $2,420,000 par, due 12/2/2024	(1)	2,257,398
Capital One Financial Corp	2.636%, $1,210,000 par, due 3/3/2026	(1)	1,134,143
Capital One Financial Corp	4.927%, $990,000 par, due 5/10/2028	(1)	958,728
Capital One Financial Corp	1.343%, $2,790,000 par, due 12/6/2024	(1)	2,671,682
Capital One Financial Corp	4.250%, $700,000 par, due 4/30/2025	(1)	686,879
Capital One Prime Auto Receivables Trust 2019-2	1.920%, $182,006 par, due 5/15/2024	(1)	181,664
Capital One Prime Auto Receivables Trust 2021-1	0.770%, $3,605,000 par, due 9/15/2026	(1)	3,391,973
Capital One Prime Auto Receivables Trust 2022-2	3.660%, $4,425,000 par, due 5/17/2027	(1)	4,325,168
Cargill Inc	4.875%, $1,435,000 par, due 10/10/2025	(1)	1,430,242
Cargill Inc	3.625%, $380,000 par, due 4/22/2027	(1)	363,609
Cargill Inc	3.500%, $1,780,000 par, due 4/22/2025	(1)	1,722,520
Carmax Auto Owner Trust 2019-4	2.020%, $1,109,611 par, due 11/15/2024	(1)	1,099,533
Carmax Auto Owner Trust 2021-1	0.340%, $3,190,883 par, due 12/15/2025	(1)	3,084,541
CarMax Auto Owner Trust 2021-2	0.520%, $3,958,907 par, due 2/17/2026	(1)	3,809,688
CarMax Auto Owner Trust 2022-1	1.470%, $4,420,000 par, due 12/15/2026	(1)	4,193,435
CarMax Auto Owner Trust 2022-2	3.490%, $3,135,000 par, due 2/16/2027	(1)	3,049,035
Carrier Global Corp	2.242%, $1,655,000 par, due 2/15/2025	(1)	1,560,258
CenterPoint Energy Resources Corp	0.700%, $1,960,000 par, due 3/2/2023	(1)	1,945,863
CES MU2 LLC	2.166%, $2,461,842 par, due 12/16/2026	(1)	2,312,349
Charles Schwab Corp/The	3.625%, $730,000 par, due 4/1/2025	(1)	711,170
Chase Auto Owner Trust 2022-A	3.980%, $5,090,000 par, due 6/25/2027	(1)	4,992,272
Chesapeake Funding II LLC	1.950%, $149,590 par, due 9/15/2031	(1)	149,500
Chesapeake Funding II LLC	0.870%, $1,782,907 par, due 8/15/2032	(1)	1,758,092
Chesapeake Funding II LLC	0.470%, $2,620,438 par, due 4/15/2033	(1)	2,579,064
Cigna Corp	3.750%, $62,000 par, due 7/15/2023	(1)	61,589
Citigroup Commercial Mortgage Trust 2014-GC19	3.552%, $405,330 par, due 3/11/2047	(1)	400,700
Citigroup Commercial Mortgage Trust 2015-GC27	3.137%, $5,060,000 par, due 2/10/2048	(1)	4,811,842
Citigroup Commercial Mortgage Trust 2015-GC29	2.935%, $1,975,998 par, due 4/10/2048	(1)	1,868,789
Citigroup Commercial Mortgage Trust 2016-C1	3.209%, $4,237,000 par, due 5/10/2049	(1)	3,944,172
Citigroup Commercial Mortgage Trust 2016-P6	3.458%, $2,616,086 par, due 12/10/2049	(1)	2,452,651
Citigroup Inc	4.658%, $450,000 par, due 5/24/2028	(1)	436,014
Citigroup Inc	3.290%, $1,390,000 par, due 3/17/2026	(1)	1,323,632
Citigroup Inc	4.044%, $430,000 par, due 6/1/2024	(1)	427,183
Citigroup Inc	4.140%, $230,000 par, due 5/24/2025	(1)	225,523
Citigroup Inc	5.610%, $440,000 par, due 9/29/2026	(1)	441,212
Citigroup Inc	3.106%, $710,000 par, due 4/8/2026	(1)	671,390
Citigroup Inc	2.014%, $3,920,000 par, due 1/25/2026	(1)	3,635,381
Citigroup Inc	3.070%, $720,000 par, due 2/24/2028	(1)	650,020
Citigroup Inc	1.281%, $860,000 par, due 11/3/2025	(1)	792,828
Citigroup Inc	5.784%, $480,000 par, due 6/1/2024	(1)	480,526
Citigroup Inc	3.352%, $331,000 par, due 4/24/2025	(1)	320,705
Citigroup Inc	0.981%, $1,550,000 par, due 5/1/2025	(1)	1,450,805
Citigroup Inc	0.776%, $1,020,000 par, due 10/30/2024	(1)	977,541
Citizens Bank NA/Providence RI	4.119%, $1,270,000 par, due 5/23/2025	(1)	1,243,180
Citizens Bank NA/Providence RI	2.250%, $1,045,000 par, due 4/28/2025	(1)	974,179
City of Tampa FL Water & Wastewater System Revenue	0.827%, $1,855,000 par, due 10/1/2025	(1)	1,676,586
CNH Equipment Trust 2021-C	0.810%, $3,690,000 par, due 12/15/2026	(1)	3,438,973
CNH Equipment Trust 2022-B	3.890%, $4,195,000 par, due 8/16/2027	(1)	4,056,125
CNH Industrial Capital LLC	5.450%, $570,000 par, due 10/14/2025	(1)	571,749
CNH Industrial Capital LLC	3.950%, $1,090,000 par, due 5/23/2025	(1)	1,058,141
COLGATE UNIVERSITY	2.180%, $1,000,000 par, due 7/1/2023	(1)	988,920
College Loan Corp Trust I	5.108%, $5,945,000 par, due 4/25/2046	(1)	5,759,879
Comcast Corp	3.950%, $1,543,000 par, due 10/15/2025	(1)	1,512,424
Comerica Inc	3.700%, $326,000 par, due 7/31/2023	(1)	323,595
Comm 2013-CCRE13 Mortgage Trust	4.194%, $810,000 par, due 11/10/2046	(1)	795,792
COMM 2013-CCRE7 Mortgage Trust	3.213%, $260,196 par, due 3/10/2046	(1)	258,463
COMM 2014-CCRE19 Mortgage Trust	3.499%, $1,041,377 par, due 8/10/2047	(1)	1,019,792
COMM 2014-CR14 Mortgage Trust	3.743%, $562,035 par, due 2/10/2047	(1)	557,413
COMM 2015-3BP Mortgage Trust	3.178%, $2,490,000 par, due 2/10/2035	(1)	2,302,695
COMM 2015-DC1 Mortgage Trust	3.078%, $1,530,000 par, due 2/10/2048	(1)	1,471,225
COMM 2016-COR1 Mortgage Trust	2.826%, $3,507,877 par, due 10/10/2049	(1)	3,242,401
     29    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
CommonSpirit Health	2.760%, $415,000 par, due 10/1/2024	(1)	$398,085
Commonwealth of Massachusetts	4.110%, $4,205,000 par, due 7/15/2031	(1)	4,059,801
Connecticut Light and Power Co/The	0.750%, $1,390,000 par, due 12/1/2025	(1)	1,244,719
ConocoPhillips Co	2.125%, $570,000 par, due 3/8/2024	(1)	550,915
ConocoPhillips Co	2.400%, $1,860,000 par, due 3/7/2025	(1)	1,767,971
Cooperatieve Rabobank UA	2.625%, $2,005,000 par, due 7/22/2024	(1)	1,923,890
Cooperatieve Rabobank UA	3.649%, $2,580,000 par, due 4/6/2028	(1)	2,380,427
County of Spokane WA	2.096%, $1,135,000 par, due 12/1/2024	(1)	1,081,644
Credit Suisse AG/New York NY	3.700%, $330,000 par, due 2/21/2025	(1)	304,498
Credit Suisse Group AG	4.207%, $420,000 par, due 6/12/2024	(1)	409,545
Credit Suisse Group AG	5.975%, $790,000 par, due 6/12/2024	(1)	748,130
CRH America Inc	3.875%, $2,080,000 par, due 5/18/2025	(1)	2,007,980
CSAIL 2015-C4 Commercial Mortgage Trust	3.808%, $2,505,000 par, due 11/15/2048	(1)	2,387,268
CubeSmart LP	4.000%, $730,000 par, due 11/15/2025	(1)	701,607
CVS Health Corp	2.875%, $800,000 par, due 6/1/2026	(1)	747,713
Daimler Trucks Finance North America LLC	1.125%, $3,030,000 par, due 12/14/2023	(1)	2,910,721
Daimler Trucks Finance North America LLC	1.625%, $1,530,000 par, due 12/13/2024	(1)	1,420,643
DBJPM 2016-C3 Mortgage Trust	2.632%, $3,555,000 par, due 8/10/2049	(1)	3,246,518
Dell Equipment Finance Trust 2020-2	0.570%, $819,786 par, due 10/23/2023	(1)	811,839
Dell Equipment Finance Trust 2021-1	0.430%, $4,778,000 par, due 5/22/2026	(1)	4,687,739
Dell Equipment Finance Trust 2022-2	4.140%, $3,510,000 par, due 7/22/2027	(1)	3,437,045
Discover Card Execution Note Trust	5.030%, $2,535,000 par, due 10/15/2027	(1)	2,562,340
DLLAA 2021-1 LLC	0.670%, $5,750,000 par, due 4/17/2026	(1)	5,415,425
DLLAD 2021-1 LLC	0.640%, $4,500,000 par, due 9/21/2026	(1)	4,189,761
DLLMT 2021-1 LLC	1.000%, $3,210,000 par, due 7/21/2025	(1)	3,047,141
Donlen Fleet Lease Funding 2 LLC	0.560%, $1,767,928 par, due 12/11/2034	(1)	1,708,413
DTE Electric Co	3.375%, $1,470,000 par, due 3/1/2025	(1)	1,426,341
DTE Energy Co	4.220%, $1,650,000 par, due 11/1/2024	(1)	1,622,561
Duke Energy Carolinas LLC	2.500%, $337,000 par, due 3/15/2023	(1)	336,098
DuPont de Nemours Inc	4.493%, $965,000 par, due 11/15/2025	(1)	949,797
DuPont de Nemours Inc	5.716%, $940,000 par, due 11/15/2023	(1)	943,998
East Ohio Gas Co/The	1.300%, $1,515,000 par, due 6/15/2025	(1)	1,374,113
Ecolab Inc	0.900%, $595,000 par, due 12/15/2023	(1)	572,534
EdLinc Student Loan Funding Trust 2012-1	5.389%, $265,485 par, due 9/25/2030	(1)	265,015
Edsouth Indenture No 2 LLC	5.539%, $19,413 par, due 9/25/2040	(1)	19,397
Edsouth Indenture No 3 LLC	5.119%, $200,014 par, due 4/25/2039	(1)	197,617
Edsouth Indenture No 4 LLC	4.959%, $197,117 par, due 2/26/2029	(1)	190,897
Edu Fund of South	5.008%, $272,054 par, due 4/25/2035	(1)	270,689
Edu Fund of South	5.094%, $225,727 par, due 3/25/2036	(1)	224,088
EMD Finance LLC	3.250%, $720,000 par, due 3/19/2025	(1)	690,478
Emory University	1.566%, $780,000 par, due 9/1/2025	(1)	714,958
Enbridge Inc	2.150%, $920,000 par, due 2/16/2024	(1)	888,023
Enbridge Inc	2.500%, $720,000 par, due 2/14/2025	(1)	679,838
Entergy Arkansas LLC	3.050%, $796,000 par, due 6/1/2023	(1)	789,948
Entergy Louisiana LLC	0.620%, $889,000 par, due 11/17/2023	(1)	855,861
Entergy Louisiana LLC	0.950%, $1,620,000 par, due 10/1/2024	(1)	1,508,677
Enterprise Fleet Financing 2019-2 LLC	2.290%, $63,024 par, due 2/20/2025	(1)	62,941
Enterprise Fleet Financing 2019-3 LLC	2.060%, $72,564 par, due 5/20/2025	(1)	72,426
Enterprise Fleet Financing 2020-1 LLC	1.780%, $395,454 par, due 12/22/2025	(1)	393,656
Enterprise Fleet Financing 2021-2 LLC	0.480%, $3,288,988 par, due 5/20/2027	(1)	3,134,656
Enterprise Fleet Financing 2021-3 LLC	0.770%, $3,521,306 par, due 8/20/2027	(1)	3,361,780
Enterprise Fleet Financing 2022-3 LLC	4.380%, $2,715,000 par, due 7/20/2029	(1)	2,655,286
Enterprise Fleet Financing 2022-4 LLC	5.760%, $1,765,000 par, due 10/22/2029	(1)	1,774,009
Enterprise Fleet Financing LLC	3.030%, $7,473,971 par, due 1/20/2028	(1)	7,274,685
Enterprise Fleet Funding 2021-1 LLC	0.440%, $1,387,136 par, due 12/21/2026	(1)	1,343,981
Enterprise Products Operating LLC	3.750%, $1,495,000 par, due 2/15/2025	(1)	1,454,587
Equifax Inc	3.950%, $45,000 par, due 6/15/2023	(1)	44,743
Equinor ASA	1.750%, $220,000 par, due 1/22/2026	(1)	201,282
Equinor ASA	2.875%, $1,375,000 par, due 4/6/2025	(1)	1,318,499
ERP Operating LP	3.375%, $1,300,000 par, due 6/1/2025	(1)	1,249,747
Ethiopian Leasing 2012 LLC	2.566%, $2,299,084 par, due 8/14/2026	(1)	2,155,697
Evergy Kansas Central Inc	2.550%, $1,630,000 par, due 7/1/2026	(1)	1,503,188
Evergy Kansas Central Inc	3.100%, $1,600,000 par, due 4/1/2027	(1)	1,485,574
Evergy Metro Inc	3.650%, $1,100,000 par, due 8/15/2025	(1)	1,069,342
EXIM Bank of the United States	1.732%, $87,830 par, due 9/18/2024	(1)	85,125
EXIM Bank of the United States	1.900%, $2,877,886 par, due 7/12/2024	(1)	2,808,446
     30    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
EXIM Bank of the United States	1.732%, $211,176 par, due 9/18/2024	(1)	$204,612
Extended Stay America Trust 2021-ESH	5.398%, $1,547,265 par, due 7/15/2038	(1)	1,502,625
Fannie Mae Grantor Trust 2004-T2	6.000%, $337,060 par, due 11/25/2043	(1)	340,955
Fannie Mae or Freddie Mac	3.500%, $21,285,000 par, due 1/1/2031	(1)	20,377,897
Fannie Mae Pool	3.000%, $1,796,232 par, due 4/1/2031	(1)	1,716,490
Fannie Mae Pool	5.500%, $32,815 par, due 2/1/2036	(1)	32,302
Fannie Mae Pool	3.749%, $66,076 par, due 8/1/2033	(1)	67,092
Fannie Mae Pool	2.500%, $565,268 par, due 12/1/2026	(1)	542,161
Fannie Mae Pool	5.000%, $1,459,781 par, due 8/1/2056	(1)	1,485,349
Fannie Mae Pool	3.077%, $1,437,993 par, due 8/1/2049	(1)	1,384,152
Fannie Mae Pool	3.840%, $138,612 par, due 8/1/2044	(1)	140,077
Fannie Mae Pool	2.000%, $5,957 par, due 4/1/2023	(1)	5,924
Fannie Mae Pool	4.000%, $654,965 par, due 2/1/2034	(1)	642,201
Fannie Mae Pool	2.000%, $69,111 par, due 9/1/2023	(1)	68,387
Fannie Mae Pool	3.987%, $61,311 par, due 3/1/2034	(1)	62,196
Fannie Mae Pool	3.696%, $153,110 par, due 8/1/2033	(1)	155,503
Fannie Mae Pool	5.500%, $4,530 par, due 1/1/2036	(1)	4,476
Fannie Mae Pool	2.000%, $8,036 par, due 5/1/2023	(1)	7,982
Fannie Mae Pool	3.850%, $54,841 par, due 10/1/2044	(1)	54,737
Fannie Mae Pool	3.000%, $144,412 par, due 2/1/2031	(1)	138,640
Fannie Mae Pool	2.868%, $281,700 par, due 7/1/2047	(1)	274,463
Fannie Mae Pool	2.500%, $19,246 par, due 10/1/2023	(1)	19,046
Fannie Mae Pool	3.000%, $228,499 par, due 2/1/2031	(1)	218,362
Fannie Mae Pool	4.644%, $34,234 par, due 5/1/2034	(1)	34,481
Fannie Mae Pool	5.500%, $200,001 par, due 9/1/2036	(1)	206,361
Fannie Mae Pool	2.000%, $12,369 par, due 6/1/2023	(1)	12,271
Fannie Mae Pool	3.560%, $67,292 par, due 8/1/2035	(1)	66,268
Fannie Mae Pool	3.000%, $90,045 par, due 5/1/2031	(1)	86,222
Fannie Mae Pool	2.714%, $1,093,020 par, due 9/1/2047	(1)	1,058,089
Fannie Mae Pool	3.831%, $229,566 par, due 10/1/2032	(1)	225,534
Fannie Mae Pool	4.000%, $88,577 par, due 10/1/2041	(1)	87,218
Fannie Mae Pool	3.843%, $44,721 par, due 8/1/2034	(1)	45,461
Fannie Mae Pool	2.466%, $293,790 par, due 4/1/2045	(1)	294,059
Fannie Mae Pool	2.000%, $39,280 par, due 8/1/2023	(1)	38,869
Fannie Mae Pool	3.000%, $199,900 par, due 5/1/2038	(1)	199,621
Fannie Mae Pool	2.500%, $161,342 par, due 10/1/2024	(1)	157,736
Fannie Mae Pool	2.950%, $356,286 par, due 2/1/2048	(1)	346,446
Fannie Mae Pool	3.960%, $94,851 par, due 7/1/2033	(1)	94,024
Fannie Mae Pool	2.448%, $154,561 par, due 4/1/2045	(1)	154,605
Fannie Mae Pool	5.000%, $255,004 par, due 6/1/2035	(1)	260,631
Fannie Mae Pool	3.200%, $1,237,477 par, due 9/1/2027	(1)	1,171,192
Fannie Mae Pool	2.500%, $2,019,084 par, due 11/1/2027	(1)	1,927,313
Fannie Mae Pool	2.190%, $13,844 par, due 2/1/2041	(1)	13,551
Fannie Mae Pool	2.119%, $474,543 par, due 11/1/2032	(1)	456,804
Fannie Mae Pool	3.289%, $684,784 par, due 5/1/2048	(1)	668,521
Fannie Mae Pool	4.080%, $43,483 par, due 11/1/2041	(1)	42,797
Fannie Mae Pool	3.456%, $161,413 par, due 11/1/2048	(1)	157,571
Fannie Mae Pool	3.000%, $421,701 par, due 7/1/2034	(1)	396,093
Fannie Mae Pool	4.000%, $433,880 par, due 2/1/2034	(1)	425,413
Fannie Mae Pool	3.786%, $372,475 par, due 6/1/2033	(1)	372,270
Fannie Mae Pool	3.000%, $1,430,286 par, due 7/1/2034	(1)	1,343,451
Fannie Mae Pool	3.728%, $98,555 par, due 12/1/2033	(1)	97,324
Fannie Mae Pool	3.035%, $911,132 par, due 8/1/2049	(1)	876,910
Fannie Mae Pool	3.850%, $10,628 par, due 9/1/2044	(1)	10,711
Fannie Mae Pool	2.631%, $759,563 par, due 12/1/2049	(1)	721,170
Fannie Mae Pool	3.382%, $100,753 par, due 5/1/2037	(1)	98,611
Fannie Mae Pool	3.840%, $131,340 par, due 8/1/2044	(1)	132,716
Fannie Mae Pool	3.656%, $218,995 par, due 10/1/2033	(1)	216,588
Fannie Mae Pool	2.500%, $408,945 par, due 8/1/2027	(1)	390,976
Fannie Mae Pool	4.331%, $620,038 par, due 6/1/2034	(1)	621,518
Fannie Mae Pool	2.841%, $393,258 par, due 11/1/2049	(1)	375,427
Fannie Mae Pool	4.494%, $297,459 par, due 8/1/2045	(1)	303,239
Fannie Mae Pool	4.543%, $2,604,626 par, due 8/1/2052	(1)	2,565,520
Fannie Mae Pool	3.724%, $247,808 par, due 5/1/2036	(1)	242,173
Fannie Mae Pool	2.284%, $405,643 par, due 10/1/2046	(1)	405,886
Fannie Mae Pool	2.009%, $195,553 par, due 2/1/2045	(1)	194,050
     31    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Fannie Mae Pool	3.763%, $29,978 par, due 6/1/2045	(1)	$30,375
Fannie Mae Pool	3.840%, $153,280 par, due 8/1/2044	(1)	155,062
Fannie Mae Pool	2.740%, $911,109 par, due 12/1/2049	(1)	866,180
Fannie Mae Pool	2.698%, $2,766,514 par, due 1/1/2050	(1)	2,628,595
Fannie Mae Pool	4.832%, $2,851,065 par, due 12/1/2052	(1)	2,834,625
Fannie Mae Pool	2.735%, $1,717,402 par, due 1/1/2050	(1)	1,633,184
Fannie Mae Pool	2.969%, $466,199 par, due 7/1/2047	(1)	454,150
Fannie Mae Pool	3.085%, $454,666 par, due 6/1/2047	(1)	453,745
Fannie Mae Pool	3.864%, $72,137 par, due 7/1/2045	(1)	73,129
Fannie Mae Pool	3.850%, $34,378 par, due 8/1/2045	(1)	34,684
Fannie Mae Pool	2.587%, $4,006,675 par, due 6/1/2052	(1)	3,693,818
Fannie Mae Pool	6.043%, $47,198 par, due 12/1/2045	(1)	48,122
Fannie Mae Pool	4.500%, $292,422 par, due 8/1/2045	(1)	298,289
Fannie Mae Pool	3.630%, $2,315,929 par, due 7/1/2052	(1)	2,213,069
Fannie Mae Pool	2.922%, $380,546 par, due 5/1/2047	(1)	373,746
Fannie Mae Pool	5.500%, $110,335 par, due 4/1/2033	(1)	113,526
Fannie Mae Pool	2.335%, $812,519 par, due 11/1/2046	(1)	812,192
Fannie Mae Pool	3.041%, $308,969 par, due 6/1/2047	(1)	308,029
Fannie Mae Pool	3.000%, $967,657 par, due 8/1/2027	(1)	933,274
Fannie Mae Pool	6.000%, $18,010 par, due 2/1/2033	(1)	18,600
Fannie Mae Pool	3.000%, $392,230 par, due 2/1/2027	(1)	379,836
Fannie Mae Pool	2.486%, $3,974,622 par, due 6/1/2052	(1)	3,648,170
Fannie Mae Pool	2.241%, $26,485 par, due 3/1/2042	(1)	26,281
Fannie Mae Pool	3.002%, $702,724 par, due 6/1/2047	(1)	687,686
Fannie Mae Pool	3.830%, $294,008 par, due 8/1/2044	(1)	296,824
Fannie Mae Pool	4.571%, $3,778,615 par, due 10/1/2052	(1)	3,722,786
Fannie Mae Pool	3.120%, $945,000 par, due 1/1/2024	(1)	924,496
Fannie Mae Pool	2.726%, $841,305 par, due 11/1/2047	(1)	810,485
Fannie Mae Pool	5.764%, $427,190 par, due 11/1/2045	(1)	438,477
Fannie Mae Pool	2.759%, $2,127,557 par, due 11/1/2049	(1)	2,026,845
Fannie Mae Pool	2.828%, $594,980 par, due 11/1/2049	(1)	567,542
Fannie Mae Pool	2.785%, $377,269 par, due 12/1/2049	(1)	359,332
Fannie Mae Pool	4.103%, $3,519,266 par, due 8/1/2052	(1)	3,416,035
Fannie Mae Pool	3.482%, $4,929,097 par, due 9/1/2052	(1)	4,686,728
Fannie Mae REMIC Trust 2002-W12	5.066%, $3,471 par, due 2/25/2033	(1)	3,266
Fannie Mae REMIC Trust 2003-W11	7.022%, $19,993 par, due 7/25/2033	(1)	19,792
Fannie Mae REMIC Trust 2004-W11	7.000%, $395,667 par, due 5/25/2044	(1)	398,381
Fannie Mae REMICS	5.500%, $839,329 par, due 4/25/2035	(1)	851,709
Fannie Mae REMICS	5.500%, $938,394 par, due 4/25/2035	(1)	952,678
Fannie Mae REMICS	2.500%, $23,597 par, due 3/25/2037	(1)	21,937
Fannie Mae Trust 2003-W6	6.500%, $121,102 par, due 9/25/2042	(1)	123,832
Fannie Mae Trust 2004-W1	7.000%, $263,105 par, due 12/25/2033	(1)	276,289
Federal Realty Investment Trust	1.250%, $810,000 par, due 2/15/2026	(1)	714,351
Federal Realty Investment Trust	2.750%, $518,000 par, due 6/1/2023	(1)	512,220
Federal Realty Investment Trust	3.950%, $300,000 par, due 1/15/2024	(1)	296,178
Federation des Caisses Desjardin du Quebec	0.450%, $3,635,000 par, due 10/7/2023	(1)	3,508,415
Fidelity National Information Services Inc	4.500%, $840,000 par, due 7/15/2025	(1)	824,328
Fifth Third Bancorp	1.625%, $440,000 par, due 5/5/2023	(1)	435,134
Fifth Third Bancorp	4.055%, $300,000 par, due 4/25/2028	(1)	284,851
Fifth Third Bank NA	3.850%, $1,300,000 par, due 3/15/2026	(1)	1,240,580
Fiserv Inc	3.850%, $1,400,000 par, due 6/1/2025	(1)	1,358,925
Fiserv Inc	3.800%, $450,000 par, due 10/1/2023	(1)	445,185
Fiserv Inc	2.750%, $1,690,000 par, due 7/1/2024	(1)	1,627,747
Florida Gas Transmission Co LLC	4.350%, $600,000 par, due 7/15/2025	(1)	583,526
FMC Corp	3.200%, $900,000 par, due 10/1/2026	(1)	837,085
FMC Corp	4.100%, $750,000 par, due 2/1/2024	(1)	739,699
Ford Credit Auto Lease Trust 2022-A	3.230%, $3,545,000 par, due 5/15/2025	(1)	3,475,217
Ford Credit Auto Owner Trust 2018-REV1	3.190%, $6,425,000 par, due 7/15/2031	(1)	6,140,668
Ford Credit Auto Owner Trust 2018-REV2	3.470%, $761,000 par, due 1/15/2030	(1)	750,652
Ford Credit Auto Owner Trust 2019-REV1	3.520%, $2,330,000 par, due 7/15/2030	(1)	2,284,467
Ford Credit Auto Owner Trust 2021-A	0.300%, $3,153,563 par, due 8/15/2025	(1)	3,063,295
Ford Credit Auto Owner Trust 2022-A	1.290%, $2,070,000 par, due 6/15/2026	(1)	1,968,591
Ford Credit Auto Owner Trust 2022-C	4.480%, $6,710,000 par, due 12/15/2026	(1)	6,653,978
Ford Credit Auto Owner Trust 2022-REV1	3.880%, $1,625,000 par, due 11/15/2034	(1)	1,560,047
Fortune Brands Innovations Inc	4.000%, $757,000 par, due 9/21/2023	(1)	751,544
Freddie Mac Gold Pool	3.000%, $149,251 par, due 10/1/2026	(1)	144,787
     32    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Freddie Mac Gold Pool	6.000%, $473,134 par, due 8/1/2038	(1)	$495,579
Freddie Mac Gold Pool	6.000%, $1,009,192 par, due 8/1/2038	(1)	1,056,783
Freddie Mac Gold Pool	3.000%, $664,742 par, due 8/1/2027	(1)	631,070
Freddie Mac Gold Pool	2.500%, $11,408 par, due 7/1/2023	(1)	11,328
Freddie Mac Gold Pool	5.500%, $88,348 par, due 12/1/2033	(1)	89,003
Freddie Mac Multifam Struct PT Cert	3.171%, $164,400 par, due 1/25/2046	(1)	163,412
Freddie Mac Multifam Struct PT Cert	2.615%, $11,470,000 par, due 1/25/2023	(1)	11,435,384
Freddie Mac Non Gold Pool	4.144%, $2,385,952 par, due 9/1/2052	(1)	2,313,646
Freddie Mac Non Gold Pool	2.977%, $66,924 par, due 7/1/2047	(1)	65,052
Freddie Mac Non Gold Pool	3.050%, $198,867 par, due 5/1/2045	(1)	199,243
Freddie Mac Non Gold Pool	2.561%, $240,983 par, due 10/1/2047	(1)	230,918
Freddie Mac Non Gold Pool	4.000%, $176,642 par, due 9/1/2042	(1)	178,016
Freddie Mac Non Gold Pool	2.377%, $459,341 par, due 10/1/2046	(1)	457,030
Freddie Mac Non Gold Pool	2.414%, $66,137 par, due 11/1/2046	(1)	65,579
Freddie Mac Non Gold Pool	3.890%, $166,760 par, due 8/1/2043	(1)	167,604
Freddie Mac Non Gold Pool	4.312%, $3,162,859 par, due 10/1/2052	(1)	3,080,792
Freddie Mac Non Gold Pool	3.021%, $106,095 par, due 8/1/2047	(1)	102,751
Freddie Mac Non Gold Pool	3.240%, $1,105,278 par, due 7/1/2049	(1)	1,066,441
Freddie Mac Non Gold Pool	3.870%, $90,704 par, due 9/1/2045	(1)	90,503
Freddie Mac Non Gold Pool	3.664%, $210,794 par, due 12/1/2044	(1)	210,270
Freddie Mac Non Gold Pool	2.219%, $658,190 par, due 1/1/2047	(1)	646,677
Freddie Mac Non Gold Pool	2.166%, $24,465 par, due 2/1/2042	(1)	24,273
Freddie Mac Non Gold Pool	1.872%, $146,019 par, due 1/1/2045	(1)	145,153
Freddie Mac Non Gold Pool	3.880%, $97,106 par, due 10/1/2045	(1)	97,012
Freddie Mac Non Gold Pool	2.077%, $248,908 par, due 2/1/2046	(1)	246,032
Freddie Mac Non Gold Pool	5.876%, $1,782,046 par, due 11/1/2045	(1)	1,816,921
Freddie Mac Non Gold Pool	3.804%, $82,616 par, due 8/1/2045	(1)	82,590
Freddie Mac Non Gold Pool	3.627%, $5,731,107 par, due 8/1/2052	(1)	5,456,994
Freddie Mac Non Gold Pool	3.521%, $383,522 par, due 5/1/2048	(1)	374,685
Freddie Mac Non Gold Pool	3.542%, $31,808 par, due 6/1/2045	(1)	31,986
Freddie Mac Non Gold Pool	3.892%, $842,637 par, due 7/1/2045	(1)	849,348
Freddie Mac Non Gold Pool	2.956%, $270,498 par, due 11/1/2047	(1)	262,299
Freddie Mac Non Gold Pool	2.261%, $77,082 par, due 10/1/2046	(1)	76,469
Freddie Mac Non Gold Pool	4.012%, $4,513,170 par, due 8/1/2052	(1)	4,353,381
Freddie Mac Non Gold Pool	2.445%, $1,112,842 par, due 10/1/2046	(1)	1,106,732
Freddie Mac Non Gold Pool	4.040%, $7,556,261 par, due 9/1/2052	(1)	7,296,325
Freddie Mac Non Gold Pool	2.766%, $134,473 par, due 5/1/2047	(1)	131,546
Freddie Mac Non Gold Pool	2.870%, $698,569 par, due 6/1/2047	(1)	679,231
Freddie Mac Non Gold Pool	5.140%, $43,324 par, due 6/1/2036	(1)	42,762
Freddie Mac Non Gold Pool	3.419%, $124,725 par, due 5/1/2042	(1)	122,953
Freddie Mac Non Gold Pool	3.716%, $43,843 par, due 7/1/2042	(1)	43,792
Freddie Mac Non Gold Pool	4.202%, $899,574 par, due 8/1/2045	(1)	908,959
Freddie Mac Non Gold Pool	3.175%, $356,366 par, due 4/1/2038	(1)	361,758
Freddie Mac Non Gold Pool	4.863%, $3,881,978 par, due 12/1/2052	(1)	3,852,327
Freddie Mac Non Gold Pool	3.476%, $3,824,725 par, due 7/1/2052	(1)	3,622,757
Freddie Mac Non Gold Pool	2.991%, $145,058 par, due 12/1/2042	(1)	149,517
Freddie Mac Non Gold Pool	3.120%, $37,373 par, due 5/1/2038	(1)	37,249
Freddie Mac Non Gold Pool	3.733%, $11,408 par, due 6/1/2042	(1)	11,427
Freddie Mac Non Gold Pool	4.000%, $15,827 par, due 8/1/2042	(1)	15,608
Freddie Mac Non Gold Pool	4.145%, $233,614 par, due 9/1/2037	(1)	238,242
Freddie Mac Non Gold Pool	5.625%, $273,489 par, due 11/1/2045	(1)	279,501
Freddie Mac Non Gold Pool	3.671%, $31,411 par, due 1/1/2041	(1)	30,994
Freddie Mac Non Gold Pool	3.850%, $38,229 par, due 8/1/2045	(1)	38,434
Freddie Mac Non Gold Pool	3.500%, $7,237 par, due 6/1/2042	(1)	7,166
Freddie Mac Non Gold Pool	3.850%, $184,282 par, due 8/1/2044	(1)	185,257
Freddie Mac Non Gold Pool	3.850%, $320,604 par, due 10/1/2043	(1)	320,941
Freddie Mac Non Gold Pool	3.412%, $87,532 par, due 8/1/2035	(1)	86,221
Freddie Mac Non Gold Pool	2.975%, $215,548 par, due 5/1/2044	(1)	215,675
Freddie Mac Pool	3.000%, $1,293,190 par, due 7/1/2034	(1)	1,214,925
Freddie Mac Pool	3.000%, $2,768,904 par, due 1/1/2035	(1)	2,601,685
Freddie Mac REMICS	3.500%, $5,595 par, due 4/15/2041	(1)	5,517
Freddie Mac REMICS	3.000%, $19,245 par, due 12/15/2044	(1)	17,715
Freddie Mac Struct PT Cert	5.231%, $1,880,768 par, due 5/25/2043	(1)	1,819,429
GE HealthCare Technologies Inc	5.650%, $300,000 par, due 11/15/2027	(1)	304,085
GE HealthCare Technologies Inc	5.600%, $1,640,000 par, due 11/15/2025	(1)	1,651,364
General Motors Financial Co Inc	3.800%, $1,820,000 par, due 4/7/2025	(1)	1,758,171
     33    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
General Motors Financial Co Inc	1.200%, $1,510,000 par, due 10/15/2024	(1)	$1,398,582
General Motors Financial Co Inc	6.050%, $1,020,000 par, due 10/10/2025	(1)	1,036,872
Georgia-Pacific LLC	1.750%, $1,755,000 par, due 9/30/2025	(1)	1,604,432
Georgia-Pacific LLC	3.600%, $580,000 par, due 3/1/2025	(1)	561,938
GGlaxoSmithKline Capital PLC	0.534%, $860,000 par, due 10/1/2023	(1)	832,109
Gilead Sciences Inc	0.750%, $744,000 par, due 9/29/2023	(1)	720,757
Ginnie Mae II pool	3.701%, $2,332,087 par, due 5/20/2058	(1)	2,323,411
Ginnie Mae II pool	2.625%, $45,587 par, due 3/20/2042	(1)	45,065
Ginnie Mae II pool	1.625%, $11,234 par, due 12/20/2045	(1)	10,876
Ginnie Mae II pool	2.875%, $156,864 par, due 4/20/2042	(1)	155,118
Ginnie Mae II Pool	4.372%, $638 par, due 1/20/2067	(1)	623
Ginnie Mae II Pool	4.372%, $1,400 par, due 12/20/2066	(1)	1,368
Ginnie Mae II pool	1.625%, $75,788 par, due 10/20/2045	(1)	73,372
Ginnie Mae II pool	4.740%, $654 par, due 6/20/2061	(1)	647
Ginnie Mae II pool	5.480%, $189,412 par, due 6/20/2058	(1)	189,818
Ginnie Mae II pool	5.470%, $2,089 par, due 8/20/2059	(1)	1,939
GM Financial Automobile Leasing Trust 2021-3	0.390%, $3,035,000 par, due 10/21/2024	(1)	2,948,718
GM Financial Automobile Leasing Trust 2022-1	1.900%, $2,755,000 par, due 3/20/2025	(1)	2,661,999
GM Financial Consumer Auto Rec Trust 2021-1	0.350%, $4,253,811 par, due 10/16/2025	(1)	4,115,286
GM Financial Consumer Auto Rec Trust 2022-4	4.820%, $3,320,000 par, due 8/16/2027	(1)	3,323,795
GM Financial Consumer Automobile Rec Trust 2020-1	1.840%, $405,167 par, due 9/16/2024	(1)	402,676
GM Financial Consumer Automobile Rec Trust 2022-1	1.260%, $3,465,000 par, due 11/16/2026	(1)	3,276,099
GM Financial Consumer Automobile Rec Trust 2022-2	3.100%, $1,100,000 par, due 2/16/2027	(1)	1,065,688
GNMA	4.492%, $2,066,931 par, due 10/20/2065	(1)	2,030,900
GNMA	4.842%, $1,995,272 par, due 12/20/2066	(1)	1,975,233
Goldman Sachs Group Inc/The	3.272%, $1,445,000 par, due 9/29/2025	(1)	1,393,091
Goldman Sachs Group Inc/The	0.657%, $1,570,000 par, due 9/10/2024	(1)	1,511,897
Goldman Sachs Group Inc/The	3.625%, $1,147,000 par, due 2/20/2024	(1)	1,127,493
Goldman Sachs Group Inc/The	0.925%, $2,470,000 par, due 10/21/2024	(1)	2,371,795
Goldman Sachs Group Inc/The	1.217%, $1,550,000 par, due 12/6/2023	(1)	1,496,151
Goldman Sachs Group Inc/The	2.640%, $770,000 par, due 2/24/2028	(1)	686,083
Government National Mortgage Association	4.028%, $1,007,739 par, due 1/20/2066	(1)	993,102
GS Mortgage Securities Trust 2013-GC16	4.271%, $576,000 par, due 11/10/2046	(1)	568,966
GS Mortgage Securities Trust 2017-GS6	3.164%, $3,603,025 par, due 5/10/2050	(1)	3,299,038
GSK Consumer Healthcare Capital UK PLC	3.125%, $1,600,000 par, due 3/24/2025	(1)	1,522,690
Guardian Life Global Funding	3.246%, $900,000 par, due 3/29/2027	(1)	843,358
Gulfstream Natural Gas System LLC	4.600%, $950,000 par, due 9/15/2025	(1)	919,579
Gulfstream Natural Gas System LLC	6.190%, $550,000 par, due 11/1/2025	(1)	551,414
Halliburton Co	3.800%, $172,000 par, due 11/15/2025	(1)	167,450
Harley-Davidson Motorcycle Trust 2021-B	0.560%, $2,904,284 par, due 11/16/2026	(1)	2,798,783
Health Care Service Corp A Mutual Legal Reserve Co	1.500%, $2,370,000 par, due 6/1/2025	(1)	2,178,810
HEALTHPARTNERS	4.089%, $1,000,000 par, due 7/1/2026	(1)	962,710
Healthpeak Properties Inc	4.000%, $1,780,000 par, due 6/1/2025	(1)	1,734,731
Hewlett Packard Enterprise Co	2.250%, $950,000 par, due 4/1/2023	(1)	942,914
Hewlett Packard Enterprise Co	4.450%, $1,435,000 par, due 10/2/2023	(1)	1,426,426
HNA 2015 LLC	2.291%, $1,347,407 par, due 6/30/2027	(1)	1,262,212
Honda Auto Receivables 2019-4 Owner Trust	1.830%, $348,966 par, due 1/18/2024	(1)	347,794
Honda Auto Receivables 2020-2 Owner Trust	0.820%, $1,844,411 par, due 7/15/2024	(1)	1,817,303
Honda Auto Receivables 2021-1 Owner Trust	0.270%, $2,482,398 par, due 4/21/2025	(1)	2,401,239
Honda Auto Receivables 2021-4 Owner Trust	0.880%, $1,380,000 par, due 1/21/2026	(1)	1,309,700
Honda Auto Receivables 2022-1 Owner Trust	1.880%, $1,120,000 par, due 5/15/2026	(1)	1,064,335
Honda Auto Receivables 2022-2 Owner Trust	3.730%, $4,060,000 par, due 7/20/2026	(1)	3,975,138
Honda Auto Receivables 2022-2 Owner Trust	3.760%, $1,050,000 par, due 12/18/2028	(1)	1,024,848
HP Inc	1.450%, $1,000,000 par, due 6/17/2026	(1)	878,149
HP Inc	4.750%, $1,160,000 par, due 1/15/2028	(1)	1,127,308
HPEFS Equipment Trust	1.380%, $2,945,000 par, due 5/21/2029	(1)	2,822,674
HPEFS Equipment Trust 2021-2	0.360%, $2,850,000 par, due 9/20/2028	(1)	2,787,987
HSBC Holdings PLC	2.251%, $2,010,000 par, due 11/22/2027	(1)	1,743,096
HSBC Holdings PLC	4.180%, $800,000 par, due 12/9/2025	(1)	776,232
HSBC Holdings PLC	1.589%, $1,560,000 par, due 5/24/2027	(1)	1,347,019
HSBC Holdings PLC	5.674%, $770,000 par, due 5/18/2024	(1)	766,908
HSBC Holdings PLC	3.803%, $238,000 par, due 3/11/2025	(1)	231,440
HSBC Holdings PLC	0.976%, $1,600,000 par, due 5/24/2025	(1)	1,481,968
HSBC Holdings PLC	0.732%, $1,210,000 par, due 8/17/2024	(1)	1,166,171
HSBC Holdings PLC	2.999%, $400,000 par, due 3/10/2026	(1)	376,217
HSBC Holdings PLC	2.099%, $580,000 par, due 6/4/2026	(1)	528,838
     34    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Huntington Bancshares Inc/OH	2.625%, $450,000 par, due 8/6/2024	(1)	$432,099
Huntington Bancshares Inc/OH	4.443%, $730,000 par, due 8/4/2028	(1)	692,772
Huntington National Bank/The	3.550%, $319,000 par, due 10/6/2023	(1)	315,603
Huntington National Bank/The	5.699%, $800,000 par, due 11/18/2025	(1)	802,010
Huntington National Bank/The	4.008%, $450,000 par, due 5/16/2025	(1)	440,688
Huntington National Bank/The	4.552%, $600,000 par, due 5/17/2028	(1)	579,512
Hyundai Auto Lease Securitization Trust 2021-C	0.380%, $4,650,000 par, due 9/16/2024	(1)	4,519,684
Hyundai Auto Lease Securitization Trust 2022-A	1.160%, $5,270,000 par, due 1/15/2025	(1)	5,085,893
Hyundai Auto Lease Securitization Trust 2022-C	4.380%, $4,310,000 par, due 10/15/2025	(1)	4,264,202
Hyundai Auto Receivables Trust 2021-C	0.740%, $1,415,000 par, due 5/15/2026	(1)	1,336,688
International Business Machines Corp	2.200%, $1,980,000 par, due 2/9/2027	(1)	1,781,695
Interstate Power and Light Co	3.250%, $1,780,000 par, due 12/1/2024	(1)	1,717,867
Interstate Power and Light Co	3.400%, $1,040,000 par, due 8/15/2025	(1)	992,597
INTOWN 2022-STAY Mortgage Trust	6.825%, $2,080,000 par, due 8/15/2039	(1)	2,066,324
JobsOhio Beverage System	3.985%, $2,000,000 par, due 1/1/2029	(1)	1,939,000
John Deere Owner Trust 2020-B	0.510%, $1,237,644 par, due 11/15/2024	(1)	1,218,631
John Deere Owner Trust 2021	0.360%, $4,827,639 par, due 9/15/2025	(1)	4,661,279
John Deere Owner Trust 2021-B	0.520%, $2,065,000 par, due 3/16/2026	(1)	1,959,846
JP Morgan Chase Commercial Mtg Sec Trust 2014-C20	3.805%, $2,547,368 par, due 7/15/2047	(1)	2,474,009
JPMBB Commercial Mortgage Sec Trust 2015-C30	3.822%, $910,000 par, due 7/15/2048	(1)	867,651
JPMBB Comml Mtg Sec Tr	3.761%, $305,145 par, due 8/15/2046	(1)	302,405
JPMCC Commercial Mortgage Sec Corp	5.207%, $4,440,000 par, due 3/15/2039	(1)	4,289,675
JPMCC Commercial Mortgage Sec Trust 2015-JP1	3.914%, $2,073,000 par, due 1/15/2049	(1)	1,979,483
JPMCC Commercial Mortgage Sec Trust 2022-NLP	4.932%, $3,926,722 par, due 4/15/2037	(1)	3,631,527
JPMDB Commercial Mortgage Securities Trust 2016-C4	2.882%, $3,832,511 par, due 12/15/2049	(1)	3,503,636
JPMorgan Chase & Co	5.215%, $670,000 par, due 7/23/2024	(1)	670,844
JPMorgan Chase & Co	4.323%, $1,940,000 par, due 4/26/2028	(1)	1,848,444
JPMorgan Chase & Co	0.969%, $3,061,000 par, due 6/23/2025	(1)	2,853,290
JPMorgan Chase & Co	1.561%, $1,930,000 par, due 12/10/2025	(1)	1,787,778
JPMorgan Chase & Co	0.824%, $1,590,000 par, due 6/1/2025	(1)	1,482,320
JPMorgan Chase & Co	3.220%, $1,170,000 par, due 3/1/2025	(1)	1,137,056
JPMorgan Chase & Co	1.514%, $3,380,000 par, due 6/1/2024	(1)	3,325,285
JPMorgan Chase & Co	4.851%, $530,000 par, due 7/25/2028	(1)	517,883
JPMorgan Chase & Co	3.797%, $99,000 par, due 7/23/2024	(1)	98,012
JPMorgan Chase & Co	4.080%, $2,270,000 par, due 4/26/2026	(1)	2,208,158
JPMorgan Chase & Co	4.023%, $1,280,000 par, due 12/5/2024	(1)	1,261,221
JPMorgan Chase Comml Mtg Sec Tr	4.166%, $630,000 par, due 12/15/2046	(1)	621,113
JPMorgan Chase Comml Mtg Sec Tr	3.414%, $34,305 par, due 1/15/2046	(1)	34,146
JPMorgan Chase Comml Mtg Sec Tr 2013-C13	3.994%, $2,556,894 par, due 1/15/2046	(1)	2,535,163
Kentucky Utilities Co	3.300%, $1,100,000 par, due 10/1/2025	(1)	1,048,441
KeyBank NA/Cleveland OH	4.150%, $1,500,000 par, due 8/8/2025	(1)	1,467,519
KeyBank NA/Cleveland OH	5.850%, $590,000 par, due 11/15/2027	(1)	607,034
KeyCorp	4.150%, $500,000 par, due 10/29/2025	(1)	487,850
KeyCorp	3.878%, $1,220,000 par, due 5/23/2025	(1)	1,194,170
Kimco Realty Corp	2.700%, $380,000 par, due 3/1/2024	(1)	367,876
Kimco Realty Corp	3.800%, $360,000 par, due 4/1/2027	(1)	336,711
Kubota Credit Owner Trust 2021-1	0.620%, $3,210,000 par, due 8/15/2025	(1)	3,049,561
La Joya Independent School District	5.000%, $2,650,000 par, due 2/15/2027	(1)	2,658,745
Lake Central Multi-District School Building Corp	1.053%, $1,200,000 par, due 7/15/2025	(1)	1,092,120
Lake Central Multi-District School Building Corp	0.983%, $1,000,000 par, due 1/15/2025	(1)	925,970
Lennox International Inc	1.350%, $1,200,000 par, due 8/1/2025	(1)	1,087,072
Lincoln Airport Authority	2.303%, $500,000 par, due 7/1/2023	(1)	494,350
Louisiana Local Govt Env Fac. & Comm Dev Auth	3.615%, $4,405,000 par, due 2/1/2027	(1)	4,269,987
Lowe's Cos Inc	3.350%, $700,000 par, due 4/1/2027	(1)	657,962
M&T Bank Corp	5.007%, $512,000 par, due 7/26/2023	(1)	512,113
Magellan Midstream Partners LP	5.000%, $720,000 par, due 3/1/2026	(1)	715,969
Manufacturers & Traders Trust Co	5.400%, $1,480,000 par, due 11/21/2025	(1)	1,489,004
Marathon Petroleum Corp	4.700%, $2,150,000 par, due 5/1/2025	(1)	2,118,698
Marsh & McLennan Cos Inc	3.875%, $420,000 par, due 3/15/2024	(1)	414,307
Martin Marietta Materials Inc	4.250%, $520,000 par, due 7/2/2024	(1)	513,219
Martin Marietta Materials Inc	0.650%, $1,050,000 par, due 7/15/2023	(1)	1,022,897
Masco Corp	3.500%, $720,000 par, due 11/15/2027	(1)	667,990
MassMutual Global Funding II	2.950%, $815,000 par, due 1/11/2025	(1)	783,812
MassMutual Global Funding II	2.800%, $1,480,000 par, due 3/21/2025	(1)	1,413,240
MassMutual Global Funding II	4.150%, $620,000 par, due 8/26/2025	(1)	607,002
MassMutual Global Funding II	1.200%, $900,000 par, due 7/16/2026	(1)	793,126
     35    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
McCormick & Co Inc/MD	3.150%, $1,000,000 par, due 8/15/2024	(1)	$968,521
Mercedes-Benz Auto Receivables Trust 2022-1	5.210%, $1,695,000 par, due 8/16/2027	(1)	1,710,682
Mercedes-Benz Finance North America LLC	3.350%, $250,000 par, due 2/22/2023	(1)	249,073
Mercedes-Benz Finance North America LLC	1.750%, $3,145,000 par, due 3/10/2023	(1)	3,127,636
Mercedes-Benz Finance North America LLC	5.375%, $400,000 par, due 11/26/2025	(1)	402,555
METLIFE SECURITIZATION TRUST 2019-1	3.750%, $107,628 par, due 4/25/2058	(1)	104,262
Metropolitan Life Global Funding I	4.400%, $665,000 par, due 6/30/2027	(1)	649,099
Michigan Finance Authority	4.887%, $1,492,468 par, due 7/25/2061	(1)	1,438,097
Microchip Technology Inc	4.333%, $220,000 par, due 6/1/2023	(1)	219,058
Mid-America Apartments LP	1.100%, $835,000 par, due 9/15/2026	(1)	723,061
Mid-America Apartments LP	4.000%, $1,567,000 par, due 11/15/2025	(1)	1,521,856
Missouri Higher Education Loan Authority	5.087%, $4,236,680 par, due 3/25/2061	(1)	4,012,475
Missouri Higher Education Loan Authority	5.137%, $2,358,104 par, due 1/25/2061	(1)	2,242,345
Mitsubishi UFJ Financial Group Inc	4.080%, $630,000 par, due 4/19/2028	(1)	594,764
Mitsubishi UFJ Financial Group Inc	0.953%, $3,370,000 par, due 7/19/2025	(1)	3,132,604
Mitsubishi UFJ Financial Group Inc	0.962%, $780,000 par, due 10/11/2025	(1)	717,517
Mitsubishi UFJ Financial Group Inc	4.788%, $930,000 par, due 7/18/2025	(1)	921,109
Mitsubishi UFJ Financial Group Inc	0.848%, $1,480,000 par, due 9/15/2024	(1)	1,428,653
Mitsubishi UFJ Financial Group Inc	1.412%, $1,260,000 par, due 7/17/2025	(1)	1,145,147
MMAF Equipment Finance LLC 2019-B	2.010%, $2,068,105 par, due 12/12/2024	(1)	2,029,690
MMAF Equipment Finance LLC 2020-A	0.970%, $4,125,000 par, due 4/9/2027	(1)	3,827,934
MMAF Equipment Finance LLC 2021-A	0.560%, $3,580,000 par, due 6/13/2028	(1)	3,349,040
MMAF Equipment Finance LLC 2022-A	3.200%, $3,100,000 par, due 1/13/2028	(1)	2,966,719
MO State Higher Ed Std Asst	5.353%, $48,690 par, due 5/20/2030	(1)	48,678
Mondelez International Holdings Netherlands BV	0.750%, $1,470,000 par, due 9/24/2024	(1)	1,363,496
Mondelez International Holdings Netherlands BV	2.250%, $560,000 par, due 9/19/2024	(1)	532,777
Mondelez International Holdings Netherlands BV	4.250%, $720,000 par, due 9/15/2025	(1)	710,425
Monongahela Power Co	4.100%, $1,103,000 par, due 4/15/2024	(1)	1,084,469
Morgan Stanley	0.731%, $860,000 par, due 4/5/2024	(1)	847,725
Morgan Stanley	2.630%, $3,490,000 par, due 2/18/2026	(1)	3,280,136
Morgan Stanley	0.791%, $3,120,000 par, due 1/22/2025	(1)	2,950,306
Morgan Stanley	1.164%, $1,230,000 par, due 10/21/2025	(1)	1,130,541
Morgan Stanley	0.790%, $1,550,000 par, due 5/30/2025	(1)	1,444,240
Morgan Stanley	2.475%, $1,070,000 par, due 1/21/2028	(1)	952,084
Morgan Stanley	4.679%, $1,320,000 par, due 7/17/2026	(1)	1,298,418
Morgan Stanley BAML Trust	3.824%, $19,186 par, due 10/15/2046	(1)	19,112
Morgan Stanley BAML Trust 2014-C15	4.051%, $945,000 par, due 4/15/2047	(1)	925,868
Morgan Stanley BAML Trust 2014-C16	3.892%, $3,255,000 par, due 6/15/2047	(1)	3,154,391
Morgan Stanley BAML Trust 2014-C18	3.923%, $5,477,816 par, due 10/15/2047	(1)	5,295,942
Morgan Stanley BAML Trust 2016-C28	3.272%, $755,365 par, due 1/15/2049	(1)	713,316
Morgan Stanley BAML Trust 2016-C29	3.325%, $2,160,000 par, due 5/15/2049	(1)	2,015,561
Morgan Stanley BAML Trust 2016-C31	2.840%, $3,120,447 par, due 11/15/2049	(1)	2,854,935
MPLX LP	4.875%, $610,000 par, due 6/1/2025	(1)	601,108
MPLX LP	4.875%, $730,000 par, due 12/1/2024	(1)	724,397
National Retail Properties Inc	4.000%, $795,000 par, due 11/15/2025	(1)	764,086
Nature Conservancy/The	0.467%, $850,000 par, due 7/1/2023	(1)	829,845
Navient Private Education Refi Loan Trust 2021-E	0.970%, $2,728,144 par, due 12/16/2069	(1)	2,288,196
Navient Private Education Refi Loan Trust 2021-G	1.580%, $4,054,952 par, due 4/15/2070	(1)	3,438,701
Navient Private Education Refi Loan Trust 2022-A	2.230%, $2,704,703 par, due 7/15/2070	(1)	2,350,631
Navient Student Loan Trust 2016-6	5.139%, $136,472 par, due 3/25/2066	(1)	136,421
Navient Student Loan Trust 2020-FA	1.220%, $2,604,549 par, due 7/15/2069	(1)	2,313,658
Navient Student Loan Trust 2021-1	4.989%, $3,098,579 par, due 12/26/2069	(1)	2,963,165
Nelnet Student Loan Trust 2021-A	1.360%, $3,088,573 par, due 4/20/2062	(1)	2,735,558
Nelnet Student Loan Trust 2021-A	5.153%, $4,032,521 par, due 4/20/2062	(1)	3,911,638
Nelnet Student Loan Trust 2021-C	5.093%, $2,258,460 par, due 4/20/2062	(1)	2,190,505
Nelnet Student Loan Trust 2021-D	5.043%, $4,234,071 par, due 4/20/2062	(1)	4,158,801
New York Life Global Funding	2.350%, $780,000 par, due 7/14/2026	(1)	718,499
New York Life Global Funding	3.600%, $650,000 par, due 8/5/2025	(1)	627,018
New York Life Global Funding	2.000%, $730,000 par, due 1/22/2025	(1)	687,056
New York Life Global Funding	1.450%, $770,000 par, due 1/14/2025	(1)	717,793
New York State Dormitory Authority	0.887%, $1,000,000 par, due 3/15/2025	(1)	918,940
New York State Dormitory Authority	2.438%, $890,000 par, due 2/15/2026	(1)	826,739
NextEra Energy Capital Holdings Inc	0.650%, $1,230,000 par, due 3/1/2023	(1)	1,221,578
NextEra Energy Capital Holdings Inc	4.255%, $1,840,000 par, due 9/1/2024	(1)	1,817,859
NextEra Energy Capital Holdings Inc	4.450%, $2,010,000 par, due 6/20/2025	(1)	1,986,065
Nissan Auto Lease Trust 2020-B	0.430%, $41,112 par, due 10/16/2023	(1)	41,048
     36    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Northern States Power Co/MN	2.600%, $277,000 par, due 5/15/2023	(1)	$274,538
Northrop Grumman Corp	2.930%, $2,170,000 par, due 1/15/2025	(1)	2,082,610
Northstar Edu Fin Inc	5.089%, $529,769 par, due 12/26/2031	(1)	526,259
NorthWestern Corp	1.000%, $1,220,000 par, due 3/26/2024	(1)	1,151,007
Northwestern Mutual Global Funding	4.000%, $2,005,000 par, due 7/1/2025	(1)	1,967,122
Northwestern Mutual Global Funding	0.800%, $1,420,000 par, due 1/14/2026	(1)	1,257,603
Northwestern Mutual Global Funding	0.600%, $830,000 par, due 3/25/2024	(1)	786,657
NTT Finance Corp	1.162%, $1,340,000 par, due 4/3/2026	(1)	1,186,055
NTT Finance Corp	4.142%, $360,000 par, due 7/26/2024	(1)	354,433
NTT Finance Corp	0.583%, $750,000 par, due 3/1/2024	(1)	711,195
NTT Finance Corp	4.239%, $530,000 par, due 7/25/2025	(1)	520,845
Nucor Corp	3.950%, $630,000 par, due 5/23/2025	(1)	616,849
Nucor Corp	4.300%, $960,000 par, due 5/23/2027	(1)	937,878
Nutrien Ltd	3.000%, $390,000 par, due 4/1/2025	(1)	372,100
Nutrien Ltd	5.900%, $1,050,000 par, due 11/7/2024	(1)	1,063,712
Nutrien Ltd	5.950%, $610,000 par, due 11/7/2025	(1)	622,835
Nutrien Ltd	1.900%, $910,000 par, due 5/13/2023	(1)	899,591
NXP BV / NXP Funding LLC / NXP USA Inc	4.400%, $1,230,000 par, due 6/1/2027	(1)	1,179,512
NYC Transitional Finance Auth Future Tax Sec Rev	1.870%, $1,750,000 par, due 2/1/2026	(1)	1,592,115
Oklahoma Gas and Electric Co	0.553%, $710,000 par, due 5/26/2023	(1)	697,347
Oklahoma Water Resources Board	0.700%, $1,610,000 par, due 10/1/2024	(1)	1,500,101
Oncor Electric Delivery Co LLC	2.750%, $2,358,000 par, due 6/1/2024	(1)	2,282,186
Oncor Electric Delivery Co LLC	0.550%, $1,240,000 par, due 10/1/2025	(1)	1,107,752
ONE Gas Inc	1.100%, $426,000 par, due 3/11/2024	(1)	408,609
Oracle Corp	5.800%, $760,000 par, due 11/10/2025	(1)	777,356
Oracle Corp	2.500%, $2,380,000 par, due 4/1/2025	(1)	2,242,988
Oracle Corp	1.650%, $2,560,000 par, due 3/25/2026	(1)	2,296,755
Oracle Corp	2.625%, $700,000 par, due 2/15/2023	(1)	697,817
Otis Worldwide Corp	2.056%, $670,000 par, due 4/5/2025	(1)	627,339
Pacific Life Global Funding II	1.200%, $2,335,000 par, due 6/24/2025	(1)	2,118,494
PacifiCorp	3.350%, $1,500,000 par, due 7/1/2025	(1)	1,438,334
PacifiCorp	2.950%, $640,000 par, due 6/1/2023	(1)	634,313
Packaging Corp of America	3.650%, $1,695,000 par, due 9/15/2024	(1)	1,652,111
Parker-Hannifin Corp	2.700%, $456,000 par, due 6/14/2024	(1)	439,282
Parker-Hannifin Corp	3.650%, $840,000 par, due 6/15/2024	(1)	822,218
Parker-Hannifin Corp	3.300%, $1,440,000 par, due 11/21/2024	(1)	1,390,897
PeaceHealth Obligated Group	1.375%, $1,715,000 par, due 11/15/2025	(1)	1,538,511
PerkinElmer Inc	0.850%, $1,440,000 par, due 9/15/2024	(1)	1,335,632
PerkinElmer Inc	0.550%, $1,440,000 par, due 9/15/2023	(1)	1,394,823
Petroleos Mexicanos	4.429%, $247,500 par, due 4/15/2025	(1)	246,729
Petroleos Mexicanos	5.036%, $565,625 par, due 2/15/2024	(1)	564,654
PHEAA Student Loan Trust 2016-1	5.539%, $678,187 par, due 9/25/2065	(1)	670,778
Phillips 66	0.900%, $830,000 par, due 2/15/2024	(1)	793,729
Phillips 66	3.850%, $1,450,000 par, due 4/9/2025	(1)	1,415,715
Pioneer Natural Resources Co	0.550%, $570,000 par, due 5/15/2023	(1)	560,607
Pioneer Natural Resources Co	1.125%, $880,000 par, due 1/15/2026	(1)	785,201
PPG Industries Inc	1.200%, $600,000 par, due 3/15/2026	(1)	532,439
Pricoa Global Funding I	4.200%, $200,000 par, due 8/28/2025	(1)	196,148
Principal Life Global Funding II	1.375%, $1,920,000 par, due 1/10/2025	(1)	1,777,196
Protective Life Global Funding	1.646%, $1,730,000 par, due 1/13/2025	(1)	1,598,693
Protective Life Global Funding	3.218%, $380,000 par, due 3/28/2025	(1)	362,363
Protective Life Global Funding	4.714%, $725,000 par, due 7/6/2027	(1)	704,618
PSNH Funding LLC 3	3.094%, $535,046 par, due 2/1/2026	(1)	529,771
Public Service Electric and Gas Co	3.250%, $1,595,000 par, due 9/1/2023	(1)	1,576,407
Public Service Electric and Gas Co	2.375%, $1,200,000 par, due 5/15/2023	(1)	1,189,051
Public Service Enterprise Group Inc	0.841%, $920,000 par, due 11/8/2023	(1)	885,813
Raytheon Technologies Corp	3.950%, $1,300,000 par, due 8/16/2025	(1)	1,271,522
Raytheon Technologies Corp	3.650%, $33,000 par, due 8/16/2023	(1)	32,721
REALTY INCOME CORP	4.125%, $1,570,000 par, due 10/15/2026	(1)	1,529,092
Reckitt Benckiser Treasury Services PLC	2.750%, $1,240,000 par, due 6/26/2024	(1)	1,198,603
Reliance Industries Ltd	1.870%, $133,737 par, due 1/15/2026	(1)	127,289
Reliance Industries Ltd	2.512%, $1,510,250 par, due 1/15/2026	(1)	1,450,375
Reliance Industries Ltd	2.444%, $2,210,526 par, due 1/15/2026	(1)	2,123,635
RELX Capital Inc	3.500%, $1,410,000 par, due 3/16/2023	(1)	1,404,301
RI State Std Ln Authority	0.765%, $294,628 par, due 9/1/2036	(1)	292,801
Rockwall Independent School District	4.000%, $2,000,000 par, due 2/15/2025	(1)	1,975,800
     37    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Rogers Communications Inc	3.200%, $350,000 par, due 3/15/2027	(1)	$324,368
Rogers Communications Inc	2.950%, $650,000 par, due 3/15/2025	(1)	619,880
Roper Technologies Inc	2.350%, $440,000 par, due 9/15/2024	(1)	420,296
Roper Technologies Inc	1.000%, $1,920,000 par, due 9/15/2025	(1)	1,721,781
Royal Bank of Canada	4.784%, $2,150,000 par, due 12/12/2025	(1)	2,141,456
Royal Bank of Canada	0.750%, $1,360,000 par, due 10/7/2024	(1)	1,265,136
Royal Bank of Canada	1.600%, $1,920,000 par, due 1/21/2025	(1)	1,794,253
Royal Bank of Canada	3.375%, $1,550,000 par, due 4/14/2025	(1)	1,498,910
Royal Bank of Canada	3.970%, $690,000 par, due 7/26/2024	(1)	679,622
Royal Bank of Canada	4.408%, $1,300,000 par, due 10/5/2023	(1)	1,299,974
Ryder System Inc	3.650%, $292,000 par, due 3/18/2024	(1)	286,107
Sabine Pass Liquefaction LLC	5.875%, $580,000 par, due 6/30/2026	(1)	586,854
SABINE PASS LIQUEFACTION LLC	5.750%, $300,000 par, due 5/15/2024	(1)	300,363
SANFORD HEALTH	2.496%, $1,345,000 par, due 11/1/2024	(1)	1,282,404
SANFORD HEALTH	2.396%, $1,250,000 par, due 11/1/2023	(1)	1,222,400
Santander Drive Auto Receivables Trust 2022-5	4.110%, $6,785,000 par, due 8/17/2026	(1)	6,659,667
Santander Drive Auto Receivables Trust 2022-6	4.490%, $3,845,000 par, due 11/16/2026	(1)	3,797,864
Santander Drive Auto Receivables Trust 2022-7	5.750%, $645,000 par, due 4/15/2027	(1)	648,847
Santander Retail Auto Lease Trust 2021-A	0.510%, $4,295,000 par, due 7/22/2024	(1)	4,186,263
Santander Retail Auto Lease Trust 2021-B	0.510%, $5,300,000 par, due 8/20/2024	(1)	5,123,091
Santander Retail Auto Lease Trust 2021-C	0.500%, $4,525,000 par, due 3/20/2025	(1)	4,404,649
Santander Retail Auto Lease Trust 2022-A	1.340%, $3,380,000 par, due 7/21/2025	(1)	3,198,170
Santander Retail Auto Lease Trust 2022-B	3.280%, $4,245,000 par, due 11/20/2025	(1)	4,127,868
SBA Small Business Investment Cos	2.517%, $136,313 par, due 3/10/2025	(1)	130,665
SBA Small Business Investment Cos	2.829%, $789,583 par, due 9/10/2025	(1)	756,845
SBA Small Business Investment Cos	2.507%, $618,408 par, due 3/10/2026	(1)	581,729
SBA Small Business Investment Cos	3.644%, $2,835 par, due 9/10/2023	(1)	2,796
SC State Std Ln Corp	4.870%, $18,870 par, due 5/1/2030	(1)	18,869
SC State Std Ln Corp	4.889%, $519,294 par, due 1/25/2041	(1)	508,155
Seasoned Credit Risk Transfer Trust	2.500%, $3,193,340 par, due 9/25/2060	(1)	2,927,236
Seasoned Credit Risk Transfer Trust Series 2018-3	3.500%, $88,983 par, due 8/25/2057	(1)	84,480
Seasoned Credit Risk Transfer Trust Series 2020-2	2.500%, $3,163,085 par, due 11/25/2059	(1)	2,836,782
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $1,320,688 par, due 5/25/2060	(1)	1,161,494
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $1,652,720 par, due 5/25/2060	(1)	1,523,223
Sempra Energy	3.300%, $1,270,000 par, due 4/1/2025	(1)	1,218,769
Shell International Finance BV	5.050%, $1,080,000 par, due 11/13/2023	(1)	1,081,203
Sherwin-Williams Co/The	4.050%, $610,000 par, due 8/8/2024	(1)	601,639
Siemens Financieringsmaatschappij NV	2.350%, $890,000 par, due 10/15/2026	(1)	809,277
Siemens Financieringsmaatschappij NV	1.200%, $880,000 par, due 3/11/2026	(1)	785,095
Simon Property Group LP	2.750%, $1,754,000 par, due 6/1/2023	(1)	1,736,525
SLM Student Loan Trust 2003-10	5.439%, $4,964,350 par, due 12/17/2068	(1)	4,808,291
SLM Student Loan Trust 2005-4	4.478%, $35,021 par, due 1/25/2027	(1)	34,970
SLM Student Loan Trust 2008-9	5.858%, $311,068 par, due 4/25/2023	(1)	308,053
Spire Missouri Inc	4.740%, $3,340,000 par, due 12/2/2024	(1)	3,310,665
Stanley Black & Decker Inc	2.300%, $340,000 par, due 2/24/2025	(1)	321,873
State of Hawaii	0.713%, $3,165,000 par, due 8/1/2024	(1)	2,981,114
State of Maine	1.250%, $400,000 par, due 6/1/2023	(1)	394,980
State of Utah	4.554%, $535,000 par, due 7/1/2024	(1)	532,855
State of Utah	3.539%, $983,649 par, due 7/1/2025	(1)	964,852
State Street Corp	1.746%, $1,610,000 par, due 2/6/2026	(1)	1,499,333
State Street Corp	2.203%, $1,490,000 par, due 2/7/2028	(1)	1,339,885
State Street Corp	5.751%, $700,000 par, due 11/4/2026	(1)	717,172
State Street Corp	3.776%, $63,000 par, due 12/3/2024	(1)	62,286
Student Loan Corp	5.158%, $697,671 par, due 4/25/2037	(1)	690,750
Student Loan Corp	5.089%, $1,338,883 par, due 7/25/2036	(1)	1,317,997
Sumitomo Mitsui Financial Group Inc	4.879%, $1,310,000 par, due 10/16/2023	(1)	1,311,341
Sumitomo Mitsui Financial Group Inc	1.474%, $3,019,000 par, due 7/8/2025	(1)	2,753,086
Sumitomo Mitsui Financial Group Inc	2.174%, $200,000 par, due 1/14/2027	(1)	177,781
Sutter Health	1.321%, $1,040,000 par, due 8/15/2025	(1)	945,047
Take-Two Interactive Software Inc	3.300%, $420,000 par, due 3/28/2024	(1)	410,168
Take-Two Interactive Software Inc	3.550%, $230,000 par, due 4/14/2025	(1)	221,505
Texas Tech University System	0.938%, $1,250,000 par, due 2/15/2025	(1)	1,158,175
T-Mobile US Trust 2022-1	4.910%, $5,030,000 par, due 5/22/2028	(1)	5,024,829
Toronto-Dominion Bank/The	3.766%, $2,760,000 par, due 6/6/2025	(1)	2,678,188
Toronto-Dominion Bank/The	0.700%, $2,390,000 par, due 9/10/2024	(1)	2,225,257
Toronto-Dominion Bank/The	0.750%, $720,000 par, due 6/12/2023	(1)	707,026
     38    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Toronto-Dominion Bank/The	4.285%, $1,020,000 par, due 9/13/2024	(1)	$1,008,498
Towd Point Mortgage Trust 2017-1	2.750%, $189,542 par, due 10/25/2056	(1)	186,354
Towd Point Mortgage Trust 2017-2	2.750%, $67,370 par, due 4/25/2057	(1)	66,500
Towd Point Mortgage Trust 2017-5	3.773%, $133,508 par, due 2/25/2057	(1)	132,122
Towd Point Mortgage Trust 2017-6	2.750%, $337,424 par, due 10/25/2057	(1)	321,867
Towd Point Mortgage Trust 2018-1	3.000%, $141,632 par, due 1/25/2058	(1)	136,570
Towd Point Mortgage Trust 2018-2	3.250%, $1,223,755 par, due 3/25/2058	(1)	1,171,529
Towd Point Mortgage Trust 2018-3	3.750%, $868,760 par, due 5/25/2058	(1)	822,104
Towd Point Mortgage Trust 2019-HY3	5.389%, $1,196,186 par, due 10/25/2059	(1)	1,183,147
Towd Point Mortgage Trust 2021-1	2.250%, $3,465,945 par, due 11/25/2061	(1)	3,095,314
Toyota Auto Loan Extended Note Trust 2019-1	2.560%, $7,605,000 par, due 11/25/2031	(1)	7,330,536
Toyota Auto Loan Extended Note Trust 2020-1	1.350%, $2,710,000 par, due 5/25/2033	(1)	2,480,978
Toyota Auto Loan Extended Note Trust 2021-1	1.070%, $2,550,000 par, due 2/27/2034	(1)	2,262,508
Toyota Auto Loan Extended Note Trust 2022-1	3.820%, $1,790,000 par, due 4/25/2035	(1)	1,698,123
Toyota Auto Receivables 2021-D Owner Trust	0.710%, $1,995,000 par, due 4/15/2026	(1)	1,879,490
Toyota Auto Receivables 2022-A Owner Trust	1.230%, $3,855,000 par, due 6/15/2026	(1)	3,656,070
Toyota Auto Receivables 2022-C Owner Trust	3.760%, $2,660,000 par, due 4/15/2027	(1)	2,596,554
Toyota Auto Receivables 2022-D Owner Trust	5.300%, $3,365,000 par, due 9/15/2027	(1)	3,405,932
Toyota Lease Owner Trust 2022-A	1.960%, $2,605,000 par, due 2/20/2025	(1)	2,512,489
Toyota Motor Credit Corp	3.050%, $1,130,000 par, due 3/22/2027	(1)	1,055,385
Trane Technologies Luxembourg Finance SA	3.550%, $400,000 par, due 11/1/2024	(1)	389,947
Trane Technologies Luxembourg Finance SA	3.500%, $322,000 par, due 3/21/2026	(1)	304,097
Truist Bank	3.800%, $1,600,000 par, due 10/30/2026	(1)	1,514,854
Truist Bank	3.625%, $2,150,000 par, due 9/16/2025	(1)	2,066,227
Truist Financial Corp	4.260%, $1,770,000 par, due 7/28/2026	(1)	1,740,554
Truist Financial Corp	5.900%, $875,000 par, due 10/28/2026	(1)	895,304
TSMC Arizona Corp	3.875%, $830,000 par, due 4/22/2027	(1)	799,019
TSMC Arizona Corp	1.750%, $2,400,000 par, due 10/25/2026	(1)	2,143,975
TSMC Global Ltd	1.250%, $660,000 par, due 4/23/2026	(1)	592,023
TSMC Global Ltd	0.750%, $2,220,000 par, due 9/28/2025	(1)	2,005,703
UBS AG/London	0.700%, $1,800,000 par, due 8/9/2024	(1)	1,678,010
UBS Commercial Mortgage Trust 2017-C3	3.167%, $3,100,000 par, due 8/15/2050	(1)	2,862,199
UBS Group AG	1.494%, $400,000 par, due 8/10/2027	(1)	344,582
UBS Group AG	1.008%, $780,000 par, due 7/30/2024	(1)	758,549
UBS Group AG	4.490%, $1,810,000 par, due 8/5/2025	(1)	1,779,815
UBS Group AG	4.488%, $900,000 par, due 5/12/2026	(1)	880,292
UDR Inc	2.950%, $220,000 par, due 9/1/2026	(1)	202,186
United States Small Business Administration	5.720%, $90,312 par, due 1/1/2029	(1)	89,049
United States Small Business Administration	1.880%, $39,619 par, due 3/1/2025	(1)	38,244
United States Small Business Administration	4.760%, $394,525 par, due 9/1/2025	(1)	383,454
United States Small Business Administration	5.510%, $86,535 par, due 11/1/2027	(1)	85,788
United States Small Business Administration	5.630%, $416,975 par, due 10/1/2028	(1)	411,200
United States Small Business Administration	6.770%, $119,862 par, due 11/1/2028	(1)	120,284
United States Small Business Administration	5.290%, $301,260 par, due 12/1/2027	(1)	299,481
United States Treasury Note/Bond	0.500%, $23,300,000 par, due 3/31/2025	(1)	21,415,985
United States Treasury Note/Bond	2.625%, $7,850,000 par, due 4/15/2025	(1)	7,560,531
United States Treasury Note/Bond	2.875%, $30,675,000 par, due 6/15/2025	(1)	29,670,885
United States Treasury Note/Bond	0.750%, $10,000,000 par, due 11/15/2024	(1)	9,339,060
United States Treasury Note/Bond	4.250%, $15,450,000 par, due 10/15/2025	(1)	15,451,205
United States Treasury Note/Bond	1.500%, $15,800,000 par, due 2/15/2025	(1)	14,882,241
United States Treasury Note/Bond	4.500%, $44,965,000 par, due 11/15/2025	(1)	45,274,134
United States Treasury Note/Bond	1.750%, $16,000,000 par, due 3/15/2025	(1)	15,130,000
United States Treasury Note/Bond	2.750%, $3,950,000 par, due 5/15/2025	(1)	3,811,750
United States Treasury Note/Bond	4.000%, $52,875,000 par, due 12/15/2025	(1)	52,585,827
United States Treasury Note/Bond	1.125%, $15,750,000 par, due 1/15/2025	(1)	14,747,780
United States Treasury Note/Bond	1.750%, $100,875,000 par, due 12/31/2024	(1)	95,807,645
University of Michigan	1.004%, $2,710,000 par, due 4/1/2025	(1)	2,503,417
US Bancorp	5.727%, $1,320,000 par, due 10/21/2026	(1)	1,345,019
US Bancorp	2.215%, $2,440,000 par, due 1/27/2028	(1)	2,191,408
US Bancorp	4.548%, $1,910,000 par, due 7/22/2028	(1)	1,865,096
Ventas Realty LP	2.650%, $430,000 par, due 1/15/2025	(1)	407,226
Ventas Realty LP	3.500%, $700,000 par, due 2/1/2025	(1)	672,734
Verizon Master Trust	3.670%, $3,680,000 par, due 1/22/2029	(1)	3,566,200
Verizon Master Trust	0.500%, $6,690,000 par, due 5/20/2027	(1)	6,285,188
Verizon Master Trust	0.990%, $7,045,000 par, due 4/20/2028	(1)	6,569,744
Verizon Master Trust	5.230%, $1,865,000 par, due 11/22/2027	(1)	1,875,970
     39    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
	Verizon Master Trust	1.530%, $3,470,000 par, due 7/20/2028	(1)	$3,245,095
	Verizon Owner Trust 2020-A	1.850%, $311,779 par, due 7/22/2024	(1)	310,610
	Vermont Std Asst Corp	5.089%, $371,930 par, due 7/28/2034	(1)	370,108
	Virginia Electric and Power Co	3.450%, $593,000 par, due 2/15/2024	(1)	582,589
	Volkswagen Auto Lease Trust 2022-A	3.440%, $3,185,000 par, due 7/21/2025	(1)	3,116,870
	Volkswagen Auto Loan Enhanced Trust 2021-1	1.020%, $3,890,000 par, due 6/22/2026	(1)	3,697,107
	Volkswagen Group of America Finance LLC	3.350%, $750,000 par, due 5/13/2025	(1)	716,770
	Volkswagen Group of America Finance LLC	3.950%, $850,000 par, due 6/6/2025	(1)	823,264
	Vulcan Materials Co	4.500%, $1,308,000 par, due 4/1/2025	(1)	1,298,083
	Warnermedia Holdings Inc	3.755%, $1,990,000 par, due 3/15/2027	(1)	1,796,598
	Warnermedia Holdings Inc	3.638%, $920,000 par, due 3/15/2025	(1)	875,487
	WEC Energy Group Inc	0.800%, $2,660,000 par, due 3/15/2024	(1)	2,520,877
	WEC Energy Group Inc	3.550%, $1,110,000 par, due 6/15/2025	(1)	1,064,600
*	Wells Fargo Commercial Mortgage Trust 2013-LC12	4.218%, $607,000 par, due 7/15/2046	(1)	601,150
*	Wells Fargo Commercial Mortgage Trust 2014-LC18	3.405%, $3,755,000 par, due 12/15/2047	(1)	3,584,688
*	Wells Fargo Commercial Mortgage Trust 2015-C31	3.695%, $1,935,000 par, due 11/15/2048	(1)	1,839,730
*	Wells Fargo Commercial Mortgage Trust 2015-LC22	3.839%, $2,935,000 par, due 9/15/2058	(1)	2,800,037
*	Wells Fargo Commercial Mortgage Trust 2016-C33	3.162%, $1,618,519 par, due 3/15/2059	(1)	1,514,783
*	Wells Fargo Commercial Mortgage Trust 2016-NXS6	2.642%, $2,860,000 par, due 11/15/2049	(1)	2,631,618
*	Wells Fargo Commercial Mortgage Trust 2017-C38	3.190%, $2,384,254 par, due 7/15/2050	(1)	2,184,449
*	Wells Fargo Commercial Mortgage Trust 2017-C39	3.157%, $3,925,000 par, due 9/15/2050	(1)	3,587,721
	Welltower Inc	3.625%, $2,496,000 par, due 3/15/2024	(1)	2,442,603
	Westpac Banking Corp	5.506%, $1,190,000 par, due 2/26/2024	(1)	1,191,560
	WFRBS Commercial Mortgage Trust 2013-C17	4.023%, $382,000 par, due 12/15/2046	(1)	375,425
	WFRBS Commercial Mortgage Trust 2014-C22	3.752%, $2,155,000 par, due 9/15/2057	(1)	2,080,133
	WFRBS Commercial Mortgage Trust 2014-C25	3.365%, $2,776,491 par, due 11/15/2047	(1)	2,660,309
	Williams Cos Inc/The	3.900%, $2,092,000 par, due 1/15/2025	(1)	2,038,598
	Williams Cos Inc/The	4.550%, $460,000 par, due 6/24/2024	(1)	455,145
	Windermere Aviation LLC	2.351%, $455,358 par, due 5/27/2026	(1)	433,284
	Wisconsin Public Service Corp	5.350%, $560,000 par, due 11/10/2025	(1)	566,675
	World Omni Auto Lease Sec Trust 2021-A	0.420%, $2,250,000 par, due 8/15/2024	(1)	2,183,425
	World Omni Auto Lease Sec Trust 2022-A	3.210%, $3,115,000 par, due 2/18/2025	(1)	3,048,526
	World Omni Auto Receivables Trust 2019-C	1.960%, $960,981 par, due 12/16/2024	(1)	953,807
	World Omni Auto Receivables Trust 2020-C	0.480%, $4,888,489 par, due 11/17/2025	(1)	4,760,318
	World Omni Auto Receivables Trust 2021-D	0.810%, $3,895,000 par, due 10/15/2026	(1)	3,685,803
	World Omni Auto Receivables Trust 2022-A	1.660%, $3,680,000 par, due 5/17/2027	(1)	3,501,222
	WRKCo Inc	3.750%, $1,100,000 par, due 3/15/2025	(1)	1,064,599
	WRKCo Inc	3.000%, $720,000 par, due 9/15/2024	(1)	688,402
	Yale University	0.873%, $2,000,000 par, due 4/15/2025	(1)	1,840,804
	Blackrock Treasury Trust Fund	3.960%, $29,802,265 shares	(1)	29,802,265
		Total		1,540,474,859
		Accrued income receivable		5,955,594
		Receivable for investment payments due		11,459,100
		Payable for securities purchased		(15,083,444)
		Payable for securities purchased on a forward commitment basis		(20,617,334)
		Total		1,522,188,775

	American General Life Ins. Co.	2.25%	(1)	—
	Massachusetts Mutual Life Ins. Co.	2.40%	(1)	—
	Nationwide Life Ins. Co.	2.45%	(1)	—
	Pacific Life Ins. Co.	2.54%	(1)	—
	Prudential Ins. Co. of America	2.58%	(1)	—
	Royal Bank of Canada	2.29%	(1)	—
	State Street Bank and Trust Co.	2.46%	(1)	—
	Transamerica Life Ins. Co.	2.48%	(1)	—
	Voya Ret. Ins. and Annuity Co.	2.33%	(1)	—
	7-Eleven Inc	0.950%, $690,000 par, due 2/10/2026	(1)	604,842
	AbbVie Inc	2.950%, $1,120,000 par, due 11/21/2026	(1)	1,042,836
	AbbVie Inc	2.600%, $3,370,000 par, due 11/21/2024	(1)	3,225,521
	AbbVie Inc	3.200%, $720,000 par, due 11/21/2029	(1)	651,768
	AbbVie Inc	3.800%, $1,170,000 par, due 3/15/2025	(1)	1,141,241
	Access Group Inc 2013-1	4.516%, $346,712 par, due 2/25/2036	(1)	339,192
	Advocate Health & Hospitals Corp	2.211%, $1,555,000 par, due 6/15/2030	(1)	1,278,872
	Agilent Technologies Inc	2.750%, $1,020,000 par, due 9/15/2029	(1)	881,860
	Agilent Technologies Inc	2.100%, $650,000 par, due 6/4/2030	(1)	527,490
	Alabama Federal Aid Highway Finance Authority	2.256%, $1,520,000 par, due 9/1/2033	(1)	1,183,259
     40    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Alabama Power Co	3.750%, $1,510,000 par, due 9/1/2027	(1)	$1,449,065
Albemarle Corp	4.650%, $420,000 par, due 6/1/2027	(1)	410,304
Albemarle Corp	5.050%, $640,000 par, due 6/1/2032	(1)	605,165
Alexandria Real Estate Equities Inc	2.000%, $410,000 par, due 5/18/2032	(1)	315,153
Alexandria Real Estate Equities Inc	2.950%, $510,000 par, due 3/15/2034	(1)	414,605
Alexandria Real Estate Equities Inc	3.450%, $1,600,000 par, due 4/30/2025	(1)	1,548,504
Alexandria Real Estate Equities Inc	3.800%, $1,010,000 par, due 4/15/2026	(1)	978,138
Alexandria Real Estate Equities Inc	4.300%, $780,000 par, due 1/15/2026	(1)	760,546
Alliant Energy Finance LLC	3.750%, $884,000 par, due 6/15/2023	(1)	877,860
American Express Co	2.550%, $1,920,000 par, due 3/4/2027	(1)	1,748,442
American Express Co	4.050%, $680,000 par, due 5/3/2029	(1)	648,884
American Express Co	1.650%, $1,440,000 par, due 11/4/2026	(1)	1,277,516
American Express Co	4.420%, $780,000 par, due 8/3/2033	(1)	739,370
American Honda Finance Corp	2.250%, $1,990,000 par, due 1/12/2029	(1)	1,712,936
Amphenol Corp	4.350%, $440,000 par, due 6/1/2029	(1)	421,356
Amphenol Corp	3.200%, $218,000 par, due 4/1/2024	(1)	213,203
Amphenol Corp	2.200%, $850,000 par, due 9/15/2031	(1)	675,734
Analog Devices Inc	3.450%, $310,000 par, due 6/15/2027	(1)	292,381
Anglo American Capital PLC	2.250%, $340,000 par, due 3/17/2028	(1)	286,432
Anglo American Capital PLC	3.625%, $200,000 par, due 9/11/2024	(1)	193,588
Anglo American Capital PLC	4.875%, $1,240,000 par, due 5/14/2025	(1)	1,217,870
Anheuser-Busch InBev Worldwide Inc	4.750%, $1,200,000 par, due 1/23/2029	(1)	1,187,244
Aon Corp	3.750%, $730,000 par, due 5/2/2029	(1)	675,365
Aon Corp / Aon Global Holdings PLC	2.850%, $660,000 par, due 5/28/2027	(1)	607,160
Archer-Daniels-Midland Co	3.250%, $970,000 par, due 3/27/2030	(1)	877,365
Ascension Health	2.532%, $2,498,000 par, due 11/15/2029	(1)	2,147,036
AT&T Inc	2.250%, $2,730,000 par, due 2/1/2032	(1)	2,147,825
AT&T Inc	4.500%, $870,000 par, due 5/15/2035	(1)	792,230
AT&T Inc	5.915%, $320,000 par, due 6/12/2024	(1)	322,287
AT&T Inc	1.700%, $2,140,000 par, due 3/25/2026	(1)	1,931,611
Atmos Energy Corp	2.625%, $1,360,000 par, due 9/15/2029	(1)	1,182,646
BAE Systems Holdings Inc	3.800%, $1,000,000 par, due 10/7/2024	(1)	976,919
BAE Systems Holdings Inc	3.850%, $1,200,000 par, due 12/15/2025	(1)	1,158,014
BANK 2017-BNK5	3.390%, $2,230,000 par, due 6/15/2060	(1)	2,060,096
BANK 2017-BNK6	3.518%, $1,800,000 par, due 7/15/2060	(1)	1,673,797
BANK 2017-BNK8	3.229%, $1,486,250 par, due 11/15/2050	(1)	1,358,759
BANK 2018-BNK11	3.784%, $3,560,000 par, due 3/15/2061	(1)	3,334,609
Bank of America Commercial Mtg Trust 2017-BNK3	3.311%, $2,078,080 par, due 2/15/2050	(1)	1,931,669
Bank of America Corp	1.319%, $2,020,000 par, due 6/19/2026	(1)	1,822,735
Bank of America Corp	3.864%, $193,000 par, due 7/23/2024	(1)	191,253
Bank of America Corp	1.530%, $2,770,000 par, due 12/6/2025	(1)	2,556,389
Bank of America Corp	1.197%, $1,510,000 par, due 10/24/2026	(1)	1,343,059
Bank of America Corp	2.456%, $620,000 par, due 10/22/2025	(1)	586,095
Bank of America Corp	4.948%, $820,000 par, due 7/22/2028	(1)	802,060
Bank of America Corp	1.734%, $3,220,000 par, due 7/22/2027	(1)	2,822,790
Bank of America Corp	4.571%, $2,210,000 par, due 4/27/2033	(1)	2,029,761
Bank of America Corp	2.551%, $1,200,000 par, due 2/4/2028	(1)	1,067,328
Bank of America Corp	4.271%, $2,180,000 par, due 7/23/2029	(1)	2,036,543
Bank of America Corp	2.015%, $1,740,000 par, due 2/13/2026	(1)	1,614,000
Bank of Montreal	4.700%, $970,000 par, due 9/14/2027	(1)	961,502
Bank of Montreal	1.250%, $1,245,000 par, due 9/15/2026	(1)	1,089,269
Bank of Montreal	3.700%, $60,000 par, due 6/7/2025	(1)	58,267
Bank of Montreal	2.650%, $1,230,000 par, due 3/8/2027	(1)	1,124,979
Bank of New York Mellon Corp/The	2.050%, $1,190,000 par, due 1/26/2027	(1)	1,070,548
Bank of New York Mellon Corp/The	5.802%, $970,000 par, due 10/25/2028	(1)	1,001,477
Bank of New York Mellon Corp/The	3.850%, $1,400,000 par, due 4/28/2028	(1)	1,345,067
Bank of New York Mellon Corp/The	4.596%, $940,000 par, due 7/26/2030	(1)	909,373
Bank of Nova Scotia/The	2.200%, $2,300,000 par, due 2/3/2025	(1)	2,167,867
Bank of Nova Scotia/The	4.500%, $210,000 par, due 12/16/2025	(1)	206,002
Bank of Nova Scotia/The	1.950%, $760,000 par, due 2/2/2027	(1)	677,466
Baxter International Inc	1.322%, $1,370,000 par, due 11/29/2024	(1)	1,275,789
Baxter International Inc	1.915%, $2,120,000 par, due 2/1/2027	(1)	1,881,886
Baxter International Inc	3.950%, $385,000 par, due 4/1/2030	(1)	351,448
Bayer US Finance II LLC	4.375%, $1,200,000 par, due 12/15/2028	(1)	1,131,288
Bayer US Finance II LLC	4.250%, $790,000 par, due 12/15/2025	(1)	766,279
Bayer US Finance II LLC	3.875%, $556,000 par, due 12/15/2023	(1)	547,920
     41    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
BBCMS Mortgage Trust 2018-C2	4.047%, $1,735,000 par, due 12/15/2051	(1)	$1,635,135
BBCMS Mortgage Trust 2018-C2	4.314%, $2,040,000 par, due 12/15/2051	(1)	1,945,909
Becton Dickinson and Co	4.298%, $100,000 par, due 8/22/2032	(1)	94,015
Becton Dickinson and Co	2.823%, $640,000 par, due 5/20/2030	(1)	550,822
Benchmark 2018-B8 Mortgage Trust	4.232%, $1,896,000 par, due 1/15/2052	(1)	1,811,753
Black Hills Corp	4.250%, $710,000 par, due 11/30/2023	(1)	705,963
Black Hills Corp	3.150%, $1,544,000 par, due 1/15/2027	(1)	1,429,866
BMW US Capital LLC	1.250%, $700,000 par, due 8/12/2026	(1)	612,796
BNP Paribas SA	4.400%, $1,510,000 par, due 8/14/2028	(1)	1,432,585
BNP Paribas SA	4.705%, $1,283,000 par, due 1/10/2025	(1)	1,270,524
BNP Paribas SA	2.591%, $700,000 par, due 1/20/2028	(1)	616,637
BNP Paribas Sec Corp	1.675%, $810,000 par, due 6/30/2027	(1)	705,776
Boeing Co/The	5.040%, $270,000 par, due 5/1/2027	(1)	267,320
Boeing Co/The	5.150%, $1,780,000 par, due 5/1/2030	(1)	1,741,390
Boeing Co/The	2.700%, $1,420,000 par, due 2/1/2027	(1)	1,283,471
Boston Properties LP	2.750%, $1,150,000 par, due 10/1/2026	(1)	1,036,846
Boston Properties LP	3.125%, $165,000 par, due 9/1/2023	(1)	162,416
Boston Properties LP	3.650%, $1,550,000 par, due 2/1/2026	(1)	1,469,972
BP Capital Markets America Inc	2.721%, $1,430,000 par, due 1/12/2032	(1)	1,202,200
BPCE SA	4.750%, $1,600,000 par, due 7/19/2027	(1)	1,558,133
BPR Trust 2022-OANA	6.234%, $4,330,000 par, due 4/15/2037	(1)	4,226,067
Brazos Education Loan Authority	5.089%, $2,434,877 par, due 1/25/2072	(1)	2,379,717
Brazos Education Loan Authority Inc	4.969%, $4,461,442 par, due 11/25/2071	(1)	4,346,176
BX Commercial Mortgage Trust 2021-VOLT	5.018%, $2,565,000 par, due 9/15/2036	(1)	2,470,790
BX Trust 2022-IND	5.817%, $4,644,594 par, due 4/15/2037	(1)	4,545,682
Campbell Union High School District	2.312%, $1,430,000 par, due 8/1/2035	(1)	1,059,830
Canadian Natural Resources Ltd	3.850%, $730,000 par, due 6/1/2027	(1)	689,121
Canadian Pacific Railway Co	2.900%, $460,000 par, due 2/1/2025	(1)	439,781
Canadian Pacific Railway Co	1.750%, $1,090,000 par, due 12/2/2026	(1)	972,715
Capital One Financial Corp	5.268%, $790,000 par, due 5/10/2033	(1)	736,252
Capital One Financial Corp	3.273%, $740,000 par, due 3/1/2030	(1)	634,023
Capital One Financial Corp	4.985%, $650,000 par, due 7/24/2026	(1)	637,131
Capital One Financial Corp	1.878%, $1,595,000 par, due 11/2/2027	(1)	1,389,700
Capital One NA	2.280%, $930,000 par, due 1/28/2026	(1)	868,914
Cargill Inc	2.125%, $1,755,000 par, due 4/23/2030	(1)	1,449,346
Cargill Inc	5.125%, $635,000 par, due 10/11/2032	(1)	637,765
Carrier Global Corp	2.493%, $2,870,000 par, due 2/15/2027	(1)	2,590,743
CD 2017-CD5 Mortgage Trust	3.171%, $3,510,000 par, due 8/15/2050	(1)	3,196,764
Cedars-Sinai Health System	2.288%, $2,500,000 par, due 8/15/2031	(1)	2,011,883
CenterPoint Energy Houston Electric LLC	4.450%, $1,580,000 par, due 10/1/2032	(1)	1,529,149
CGMS Commercial Mortgage Trust 2017-B1	3.458%, $4,219,746 par, due 8/15/2050	(1)	3,870,208
Charles Schwab Corp/The	2.900%, $640,000 par, due 3/3/2032	(1)	545,875
Charter Communications Operating LLC	4.400%, $1,100,000 par, due 4/1/2033	(1)	944,576
Cherokee County Board of Education	5.626%, $1,000,000 par, due 8/1/2028	(1)	1,027,350
Children's Hospital Medical Center/Cincinnati OH	2.853%, $1,775,000 par, due 11/15/2026	(1)	1,592,853
CHRISTUS Health	4.341%, $1,500,000 par, due 7/1/2028	(1)	1,427,807
Cigna Corp	3.750%, $375,000 par, due 7/15/2023	(1)	372,515
Cintas Corp No 2	3.700%, $75,000 par, due 4/1/2027	(1)	72,401
Citigroup Commercial Mortgage Trust 2018-B2	4.009%, $2,710,000 par, due 3/10/2051	(1)	2,541,958
Citigroup Inc	3.520%, $500,000 par, due 10/27/2028	(1)	456,935
Citigroup Inc	4.910%, $1,580,000 par, due 5/24/2033	(1)	1,484,517
Citigroup Inc	3.668%, $880,000 par, due 7/24/2028	(1)	810,174
Citigroup Inc	3.352%, $1,144,000 par, due 4/24/2025	(1)	1,108,417
Citigroup Inc	4.044%, $1,325,000 par, due 6/1/2024	(1)	1,316,319
Citigroup Inc	2.572%, $2,050,000 par, due 6/3/2031	(1)	1,662,944
Citigroup Inc	3.070%, $4,220,000 par, due 2/24/2028	(1)	3,809,837
Citigroup Inc	0.981%, $910,000 par, due 5/1/2025	(1)	851,763
Citizens Bank NA/Providence RI	4.575%, $1,870,000 par, due 8/9/2028	(1)	1,808,139
Citizens Bank NA/Providence RI	3.750%, $260,000 par, due 2/18/2026	(1)	249,514
Citizens Bank NA/Providence RI	3.700%, $1,720,000 par, due 3/29/2023	(1)	1,715,315
City & County of Honolulu HI	3.753%, $425,000 par, due 9/1/2030	(1)	395,769
City of Atlanta GA	2.288%, $2,445,000 par, due 12/1/2033	(1)	1,911,501
City of Chandler AZ Excise Tax Revenue	2.007%, $1,840,000 par, due 7/1/2030	(1)	1,509,407
City of Chicago IL	6.050%, $5,000 par, due 1/1/2023	(1)	5,000
City of Chicago IL	6.050%, $140,000 par, due 1/1/2029	(1)	138,254
City of Houston TX	3.725%, $735,000 par, due 3/1/2030	(1)	675,641
     42    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
City of Phoenix Civic Improvement Corp	1.455%, $835,000 par, due 7/1/2028	(1)	$703,813
City of Worcester MA	6.250%, $905,000 par, due 1/1/2028	(1)	922,177
CLEVELAND CLINIC HEALTH SYSTEM	2.885%, $3,475,000 par, due 1/1/2032	(1)	2,895,092
Clorox Co/The	3.900%, $190,000 par, due 5/15/2028	(1)	181,398
Clorox Co/The	3.100%, $1,200,000 par, due 10/1/2027	(1)	1,109,394
Clovis Unified School District	2.228%, $2,620,000 par, due 8/1/2030	(1)	2,163,622
CNH Industrial NV	3.850%, $2,400,000 par, due 11/15/2027	(1)	2,251,601
Coast Community College District	2.788%, $3,610,000 par, due 8/1/2033	(1)	2,965,976
Comcast Corp	3.400%, $750,000 par, due 4/1/2030	(1)	685,242
Comcast Corp	3.950%, $1,570,000 par, due 10/15/2025	(1)	1,538,889
Comcast Corp	3.150%, $2,130,000 par, due 2/15/2028	(1)	1,968,557
Comerica Inc	3.700%, $844,000 par, due 7/31/2023	(1)	837,774
COMM 2013-CCRE11 Mortgage Trust	4.258%, $3,900,000 par, due 8/10/2050	(1)	3,856,975
Comm 2013-CCRE13 Mortgage Trust	4.194%, $990,000 par, due 11/10/2046	(1)	972,634
COMM 2013-CCRE7 Mortgage Trust	3.213%, $318,018 par, due 3/10/2046	(1)	315,899
COMM 2013-CCRE8 Mortgage Trust	3.612%, $1,798,850 par, due 6/10/2046	(1)	1,787,433
COMM 2014-CCRE17 Mortgage Trust	3.977%, $2,355,000 par, due 5/10/2047	(1)	2,297,359
COMM 2014-CCRE18 Mortgage Trust	3.828%, $4,505,000 par, due 7/15/2047	(1)	4,371,490
COMM 2014-CCRE19 Mortgage Trust	3.796%, $2,420,133 par, due 8/10/2047	(1)	2,341,082
COMM 2014-CR14 Mortgage Trust	4.236%, $6,235,000 par, due 2/10/2047	(1)	6,128,450
Commonwealth Bank of Australia	2.552%, $2,240,000 par, due 3/14/2027	(1)	2,035,647
Commonwealth Edison Co	3.150%, $1,240,000 par, due 3/15/2032	(1)	1,087,068
Commonwealth Edison Co	3.700%, $2,254,000 par, due 8/15/2028	(1)	2,125,215
Commonwealth of Massachusetts	1.520%, $1,350,000 par, due 11/1/2030	(1)	1,071,738
Commonwealth of Massachusetts	3.769%, $2,875,000 par, due 7/15/2029	(1)	2,711,499
Commonwealth of Massachusetts	1.670%, $1,125,000 par, due 11/1/2031	(1)	873,506
Consumers Energy Co	3.800%, $1,600,000 par, due 11/15/2028	(1)	1,521,242
Cooperatieve Rabobank UA	1.004%, $870,000 par, due 9/24/2026	(1)	769,242
Cooperatieve Rabobank UA	3.649%, $590,000 par, due 4/6/2028	(1)	544,361
Cooperative Rabobank UA	1.980%, $3,080,000 par, due 12/15/2027	(1)	2,681,568
Corebridge Global Funding	0.900%, $2,020,000 par, due 9/22/2025	(1)	1,804,300
Coterra Energy Inc	3.900%, $640,000 par, due 5/15/2027	(1)	598,456
County of Bexar TX	2.171%, $2,090,000 par, due 6/15/2032	(1)	1,655,134
County of Lee FL Water & Sewer Revenue	2.416%, $2,140,000 par, due 10/1/2028	(1)	1,880,996
County of Spokane WA	2.728%, $950,000 par, due 12/1/2031	(1)	794,020
County of Spokane WA	2.828%, $875,000 par, due 12/1/2032	(1)	722,059
Credit Suisse Group AG	3.869%, $340,000 par, due 1/12/2029	(1)	272,969
Credit Suisse Group AG	1.305%, $410,000 par, due 2/2/2027	(1)	327,460
Credit Suisse Group AG	2.593%, $640,000 par, due 9/11/2025	(1)	566,049
Credit Suisse Group AG	4.207%, $950,000 par, due 6/12/2024	(1)	926,352
CRH America Finance Inc	3.950%, $1,070,000 par, due 4/4/2028	(1)	1,003,880
CRH America Finance Inc	3.400%, $410,000 par, due 5/9/2027	(1)	380,566
CRH America Inc	3.875%, $740,000 par, due 5/18/2025	(1)	714,378
CSAIL 2018-C14 Commercial Mortgage Trust	4.422%, $1,850,000 par, due 11/15/2051	(1)	1,750,459
CubeSmart LP	2.250%, $460,000 par, due 12/15/2028	(1)	379,877
CVS Health Corp	1.300%, $2,530,000 par, due 8/21/2027	(1)	2,144,808
CVS Health Corp	4.300%, $421,000 par, due 3/25/2028	(1)	407,898
CVS Health Corp	3.000%, $400,000 par, due 8/15/2026	(1)	374,087
Daimler Trucks Finance North America LLC	3.650%, $820,000 par, due 4/7/2027	(1)	767,614
Daimler Trucks Finance North America LLC	2.000%, $2,000,000 par, due 12/14/2026	(1)	1,764,348
Danone SA	2.589%, $1,760,000 par, due 11/2/2023	(1)	1,723,251
Denver City & County School District No 1	3.587%, $1,255,000 par, due 12/1/2032	(1)	1,107,199
Diageo Capital PLC	2.000%, $620,000 par, due 4/29/2030	(1)	510,744
Diageo Capital PLC	5.300%, $1,110,000 par, due 10/24/2027	(1)	1,135,199
Digital Realty Trust LP	4.450%, $1,120,000 par, due 7/15/2028	(1)	1,061,056
Digital Realty Trust LP	5.550%, $640,000 par, due 1/15/2028	(1)	645,259
Dominion Energy South Carolina Inc	2.300%, $930,000 par, due 12/1/2031	(1)	752,722
DTE Electric Co	2.625%, $950,000 par, due 3/1/2031	(1)	809,674
DTE Electric Co	3.000%, $1,520,000 par, due 3/1/2032	(1)	1,314,060
DTE Electric Co	2.250%, $220,000 par, due 3/1/2030	(1)	185,399
Duke Energy Carolinas LLC	2.850%, $580,000 par, due 3/15/2032	(1)	492,620
Duke Energy Carolinas LLC	2.550%, $1,230,000 par, due 4/15/2031	(1)	1,030,437
Duke Energy Florida LLC	2.400%, $730,000 par, due 12/15/2031	(1)	597,987
Duke Energy Progress LLC	3.700%, $730,000 par, due 9/1/2028	(1)	686,918
Duke Energy Progress LLC	3.450%, $350,000 par, due 3/15/2029	(1)	322,970
Duke Energy Progress LLC	2.000%, $2,020,000 par, due 8/15/2031	(1)	1,601,658
     43    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Duke University	3.199%, $2,000,000 par, due 10/1/2038	(1)	$1,633,298
Duke University Health System Inc	2.552%, $2,674,000 par, due 6/1/2029	(1)	2,243,810
DuPont de Nemours Inc	4.493%, $770,000 par, due 11/15/2025	(1)	757,869
DuPont de Nemours Inc	4.725%, $2,610,000 par, due 11/15/2028	(1)	2,578,429
East Ohio Gas Co/The	1.300%, $617,000 par, due 6/15/2025	(1)	559,622
Eaton Corp	4.150%, $340,000 par, due 3/15/2033	(1)	316,799
ECMC Group Student Loan Trust 2021-1	4.959%, $2,142,422 par, due 11/25/2070	(1)	2,040,070
Ecolab Inc	5.250%, $590,000 par, due 1/15/2028	(1)	602,094
EdLinc Student Loan Funding Trust 2012-1	5.389%, $53,950 par, due 9/25/2030	(1)	53,854
Edsouth Indenture No 2 LLC	5.539%, $14,788 par, due 9/25/2040	(1)	14,776
Edsouth Indenture No 3 LLC	5.119%, $244,535 par, due 4/25/2039	(1)	241,604
Edu Fund of South	5.008%, $295,407 par, due 4/25/2035	(1)	293,925
Edu Fund of South	5.094%, $1,153,713 par, due 3/25/2036	(1)	1,145,339
EMD Finance LLC	3.250%, $2,210,000 par, due 3/19/2025	(1)	2,119,383
Emerson Electric Co	1.950%, $455,000 par, due 10/15/2030	(1)	369,275
Emerson Electric Co	2.000%, $2,975,000 par, due 12/21/2028	(1)	2,532,933
Enbridge Inc	3.700%, $620,000 par, due 7/15/2027	(1)	581,300
Enbridge Inc	4.250%, $460,000 par, due 12/1/2026	(1)	442,771
Entergy Arkansas LLC	4.000%, $1,300,000 par, due 6/1/2028	(1)	1,236,006
Entergy Arkansas LLC	3.050%, $1,537,000 par, due 6/1/2023	(1)	1,525,314
Entergy Arkansas LLC	3.500%, $1,610,000 par, due 4/1/2026	(1)	1,546,920
Enterprise Products Operating LLC	3.750%, $420,000 par, due 2/15/2025	(1)	408,647
Enterprise Products Operating LLC	2.800%, $880,000 par, due 1/31/2030	(1)	750,627
Enterprise Products Operating LLC	4.150%, $1,400,000 par, due 10/16/2028	(1)	1,328,055
Equifax Inc	2.600%, $730,000 par, due 12/1/2024	(1)	697,443
Equifax Inc	2.350%, $690,000 par, due 9/15/2031	(1)	537,252
Equifax Inc	3.950%, $905,000 par, due 6/15/2023	(1)	899,831
Equifax Inc	5.100%, $500,000 par, due 12/15/2027	(1)	494,348
Equinor ASA	3.000%, $990,000 par, due 4/6/2027	(1)	924,834
Equinor ASA	1.750%, $200,000 par, due 1/22/2026	(1)	182,984
ERP Operating LP	4.150%, $1,240,000 par, due 12/1/2028	(1)	1,159,059
Ethiopian Leasing 2012 LLC	2.646%, $647,388 par, due 5/12/2026	(1)	619,711
Ethiopian Leasing 2012 LLC	2.566%, $426,686 par, due 8/14/2026	(1)	400,075
Evergy Kansas Central Inc	3.100%, $2,600,000 par, due 4/1/2027	(1)	2,414,058
Evergy Metro Inc	2.250%, $1,080,000 par, due 6/1/2030	(1)	891,148
Evergy Missouri West Inc	5.150%, $420,000 par, due 12/15/2027	(1)	419,106
Exelon Corp	2.750%, $430,000 par, due 3/15/2027	(1)	394,831
EXIM Bank of the United States	1.732%, $1,119,871 par, due 9/18/2024	(1)	1,085,386
Experian Finance PLC	4.250%, $1,300,000 par, due 2/1/2029	(1)	1,207,408
Extra Space Storage LP	3.900%, $350,000 par, due 4/1/2029	(1)	314,309
Fannie Mae Grantor Trust 2002-T16	7.000%, $46,223 par, due 7/25/2042	(1)	48,705
Fannie Mae Grantor Trust 2002-T18	7.000%, $21,424 par, due 8/25/2042	(1)	22,805
Fannie Mae Grantor Trust 2004-T3	6.000%, $120,553 par, due 2/25/2044	(1)	121,496
Fannie Mae Pool	2.500%, $542,863 par, due 6/1/2031	(1)	508,230
Fannie Mae Pool	2.889%, $17,517 par, due 4/1/2044	(1)	16,697
Fannie Mae Pool	2.590%, $5,010,000 par, due 12/1/2030	(1)	4,380,338
Fannie Mae Pool	5.000%, $935,360 par, due 3/1/2036	(1)	956,019
Fannie Mae Pool	4.500%, $1,699,511 par, due 6/1/2056	(1)	1,681,748
Fannie Mae Pool	3.500%, $24,944,000 par, due 10/1/2029	(1)	23,665,146
Fannie Mae Pool	3.580%, $3,480,000 par, due 1/1/2026	(1)	3,371,299
Fannie Mae Pool	2.885%, $3,590,000 par, due 5/1/2029	(1)	3,296,586
Fannie Mae Pool	5.000%, $290,765 par, due 10/1/2035	(1)	297,187
Fannie Mae Pool	3.653%, $34,610 par, due 7/1/2035	(1)	35,242
Fannie Mae Pool	4.000%, $341,316 par, due 1/1/2041	(1)	324,835
Fannie Mae Pool	5.000%, $146,852 par, due 9/1/2033	(1)	150,089
Fannie Mae Pool	3.000%, $1,209,468 par, due 12/1/2049	(1)	1,074,128
Fannie Mae Pool	4.000%, $4,619,903 par, due 8/1/2051	(1)	4,373,149
Fannie Mae Pool	2.080%, $3,055,000 par, due 10/1/2026	(1)	2,793,944
Fannie Mae Pool	1.990%, $6,300,000 par, due 2/1/2029	(1)	5,527,217
Fannie Mae Pool	5.000%, $461,053 par, due 6/1/2035	(1)	471,227
Fannie Mae Pool	3.321%, $73,503 par, due 7/1/2035	(1)	72,424
Fannie Mae Pool	3.142%, $212,411 par, due 5/1/2044	(1)	214,049
Fannie Mae Pool	6.000%, $27,250 par, due 9/1/2038	(1)	27,354
Fannie Mae Pool	2.241%, $32,378 par, due 3/1/2042	(1)	32,128
Fannie Mae Pool	3.070%, $1,143,451 par, due 2/1/2026	(1)	1,088,891
Fannie Mae Pool	2.866%, $54,034 par, due 11/1/2041	(1)	51,488
     44    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Fannie Mae Pool	1.980%, $5,392,626 par, due 6/1/2030	(1)	$4,645,397
Fannie Mae Pool	4.000%, $1,677,339 par, due 7/1/2056	(1)	1,608,561
Fannie Mae Pool	3.000%, $860,470 par, due 1/1/2035	(1)	808,229
Fannie Mae Pool	3.843%, $54,660 par, due 8/1/2034	(1)	55,564
Fannie Mae Pool	3.000%, $706,993 par, due 3/1/2033	(1)	665,669
Fannie Mae Pool	3.776%, $13,261 par, due 4/1/2037	(1)	13,266
Fannie Mae Pool	3.327%, $994,341 par, due 11/1/2026	(1)	954,057
Fannie Mae Pool	2.083%, $38,836 par, due 1/1/2041	(1)	39,181
Fannie Mae Pool	5.000%, $218,563 par, due 11/1/2033	(1)	223,386
Fannie Mae Pool	2.107%, $109,826 par, due 3/1/2044	(1)	109,575
Fannie Mae Pool	2.500%, $1,656,561 par, due 12/1/2034	(1)	1,526,900
Fannie Mae Pool	3.712%, $29,069 par, due 1/1/2035	(1)	29,258
Fannie Mae Pool	2.500%, $615,412 par, due 9/1/2034	(1)	567,269
Fannie Mae Pool	1.390%, $2,050,000 par, due 11/1/2028	(1)	1,729,694
Fannie Mae Pool	2.760%, $1,305,073 par, due 5/1/2025	(1)	1,247,943
Fannie Mae Pool	1.390%, $1,240,000 par, due 11/1/2028	(1)	1,042,216
Fannie Mae Pool	5.000%, $9,514,214 par, due 10/1/2052	(1)	9,478,193
Fannie Mae Pool	3.456%, $197,468 par, due 11/1/2048	(1)	192,767
Fannie Mae Pool	2.500%, $6,869,255 par, due 1/1/2052	(1)	5,865,670
Fannie Mae Pool	3.325%, $10,287 par, due 1/1/2037	(1)	10,365
Fannie Mae Pool	3.724%, $141,604 par, due 5/1/2036	(1)	138,385
Fannie Mae Pool	2.590%, $4,438,000 par, due 3/1/2029	(1)	3,987,095
Fannie Mae Pool	5.500%, $60,932 par, due 4/1/2036	(1)	63,135
Fannie Mae Pool	5.500%, $481,843 par, due 4/1/2033	(1)	495,780
Fannie Mae Pool	5.500%, $7,318,339 par, due 10/1/2052	(1)	7,453,341
Fannie Mae Pool	2.840%, $2,798,368 par, due 1/1/2027	(1)	2,624,665
Fannie Mae Pool	3.000%, $506,510 par, due 7/1/2032	(1)	476,936
Fannie Mae Pool	2.500%, $493,114 par, due 6/1/2031	(1)	461,607
Fannie Mae Pool	2.078%, $206,101 par, due 3/1/2044	(1)	205,625
Fannie Mae Pool	2.270%, $2,190,000 par, due 4/1/2029	(1)	1,940,344
Fannie Mae Pool	4.500%, $2,982,766 par, due 6/1/2056	(1)	2,951,588
Fannie Mae Pool	3.000%, $279,277 par, due 2/1/2031	(1)	266,887
Fannie Mae Pool	3.500%, $131,655 par, due 8/1/2032	(1)	124,280
Fannie Mae Pool	4.000%, $1,735,958 par, due 11/1/2040	(1)	1,652,117
Fannie Mae Pool	2.500%, $442,901 par, due 6/1/2031	(1)	414,638
Fannie Mae Pool	2.500%, $1,018,020 par, due 10/1/2034	(1)	938,403
Fannie Mae Pool	2.945%, $171,575 par, due 4/1/2036	(1)	170,593
Fannie Mae Pool	4.000%, $2,563,410 par, due 4/1/2041	(1)	2,439,630
Fannie Mae Pool	3.855%, $13,341 par, due 5/1/2036	(1)	13,482
Fannie Mae Pool	3.500%, $434,624 par, due 4/1/2046	(1)	404,365
Fannie Mae Pool	3.500%, $1,374,062 par, due 11/1/2046	(1)	1,266,098
Fannie Mae Pool	3.300%, $1,850,668 par, due 3/1/2026	(1)	1,776,854
Fannie Mae Pool	4.000%, $19,493,486 par, due 6/1/2052	(1)	18,440,780
Fannie Mae Pool	3.000%, $478,174 par, due 1/1/2035	(1)	449,131
Fannie Mae Pool	4.500%, $2,497,240 par, due 1/1/2051	(1)	2,449,799
Fannie Mae Pool	4.000%, $615,143 par, due 11/1/2045	(1)	591,567
Fannie Mae Pool	3.668%, $16,866 par, due 7/1/2035	(1)	17,014
Fannie Mae Pool	4.500%, $1,908,595 par, due 9/1/2052	(1)	1,849,100
Fannie Mae Pool	4.500%, $1,169,696 par, due 6/1/2056	(1)	1,158,917
Fannie Mae Pool	4.000%, $1,362,496 par, due 6/1/2056	(1)	1,306,624
Fannie Mae Pool	4.500%, $1,001,427 par, due 11/1/2048	(1)	980,700
Fannie Mae Pool	3.987%, $74,936 par, due 3/1/2034	(1)	76,017
Fannie Mae Pool	4.500%, $16,214,548 par, due 10/1/2052	(1)	15,744,261
Fannie Mae Pool	3.000%, $558,461 par, due 5/1/2031	(1)	534,754
Fannie Mae Pool	4.000%, $2,531,803 par, due 7/1/2056	(1)	2,427,992
Fannie Mae Pool	3.000%, $756,015 par, due 1/1/2035	(1)	710,110
Fannie Mae Pool	2.500%, $1,341,497 par, due 10/1/2034	(1)	1,236,673
Fannie Mae Pool	2.500%, $494,279 par, due 6/1/2031	(1)	462,690
Fannie Mae Pool	3.325%, $637,359 par, due 12/1/2027	(1)	607,753
Fannie Mae REMIC Trust 2005-W1	6.500%, $100,444 par, due 10/25/2044	(1)	104,286
Fannie Mae REMICS	5.500%, $140,759 par, due 4/25/2035	(1)	142,902
Fannie Mae Trust 2003-W6	6.500%, $54,669 par, due 9/25/2042	(1)	55,901
Fannie Mae Trust 2003-W8	7.000%, $8,785 par, due 10/25/2042	(1)	9,037
Fannie Mae Trust 2004-W2	7.000%, $48,932 par, due 2/25/2044	(1)	51,095
Federal Realty Investment Trust	2.750%, $1,632,000 par, due 6/1/2023	(1)	1,613,789
FedEx Corp	4.200%, $1,104,000 par, due 10/17/2028	(1)	1,050,625
     45    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
FedEx Corp	4.250%, $1,170,000 par, due 5/15/2030	(1)	$1,103,475
Fidelity National Information Services Inc	4.700%, $650,000 par, due 7/15/2027	(1)	635,088
Fifth Third Bancorp	2.375%, $730,000 par, due 1/28/2025	(1)	692,302
Fifth Third Bancorp	4.772%, $1,510,000 par, due 7/28/2030	(1)	1,443,260
Fifth Third Bancorp	4.055%, $630,000 par, due 4/25/2028	(1)	598,187
Fifth Third Bancorp	4.337%, $260,000 par, due 4/25/2033	(1)	238,359
Fiserv Inc	3.200%, $570,000 par, due 7/1/2026	(1)	534,068
Fiserv Inc	3.800%, $1,630,000 par, due 10/1/2023	(1)	1,612,557
Fiserv Inc	2.750%, $390,000 par, due 7/1/2024	(1)	375,634
Florida Gas Transmission Co LLC	4.350%, $1,780,000 par, due 7/15/2025	(1)	1,731,128
FMC Corp	3.450%, $670,000 par, due 10/1/2029	(1)	592,582
FMC Corp	4.100%, $1,000,000 par, due 2/1/2024	(1)	986,265
FN DUS 4.21 Multifam FWD FEB 2023	4.210%, $6,580,000 par, due 2/1/2028	(1)	6,590,285
Ford Credit Auto Owner Trust	1.060%, $7,395,000 par, due 4/15/2033	(1)	6,627,480
Ford Credit Auto Owner Trust 2020-REV1	2.040%, $3,580,000 par, due 8/15/2031	(1)	3,353,905
Ford Credit Auto Owner Trust 2021-REV1	1.370%, $3,705,000 par, due 10/17/2033	(1)	3,312,292
Ford Credit Auto Owner Trust 2022-REV1	3.880%, $3,075,000 par, due 11/15/2034	(1)	2,952,089
Fortune Brands Innovations Inc	4.000%, $983,000 par, due 9/21/2023	(1)	975,916
Freddie Mac Gold Pool	4.000%, $648,142 par, due 1/1/2047	(1)	622,542
Freddie Mac Gold Pool	6.000%, $168,976 par, due 8/1/2038	(1)	176,992
Freddie Mac Gold Pool	4.000%, $775,990 par, due 4/1/2046	(1)	745,040
Freddie Mac Gold Pool	3.500%, $67,064 par, due 12/1/2025	(1)	65,804
Freddie Mac Gold Pool	3.000%, $375,051 par, due 8/1/2027	(1)	356,054
Freddie Mac Gold Pool	4.000%, $62,972 par, due 2/1/2026	(1)	61,560
Freddie Mac Gold Pool	3.500%, $83,426 par, due 2/1/2043	(1)	78,101
Freddie Mac Gold Pool	3.000%, $1,221,943 par, due 1/1/2043	(1)	1,114,842
Freddie Mac Gold Pool	6.000%, $100,919 par, due 8/1/2038	(1)	105,678
Freddie Mac Gold Pool	6.000%, $28,930 par, due 9/1/2038	(1)	30,064
Freddie Mac Multifam Struct PT Cert	4.622%, $7,316 par, due 9/25/2023	(1)	7,309
Freddie Mac Multifamily Structured PT Certificates	2.282%, $4,105,000 par, due 7/25/2026	(1)	3,810,659
Freddie Mac Non Gold Pool	1.946%, $252,384 par, due 1/1/2044	(1)	250,585
Freddie Mac Non Gold Pool	2.729%, $17,612 par, due 7/1/2034	(1)	17,328
Freddie Mac Non Gold Pool	4.025%, $23,621 par, due 11/1/2040	(1)	23,587
Freddie Mac Non Gold Pool	3.850%, $225,362 par, due 8/1/2044	(1)	226,554
Freddie Mac Non Gold Pool	2.561%, $725,937 par, due 10/1/2047	(1)	695,619
Freddie Mac Non Gold Pool	3.328%, $46,340 par, due 12/1/2036	(1)	45,451
Freddie Mac Non Gold Pool	3.021%, $129,672 par, due 8/1/2047	(1)	125,585
Freddie Mac Non Gold Pool	2.166%, $29,909 par, due 2/1/2042	(1)	29,673
Freddie Mac Non Gold Pool	2.506%, $7,502,638 par, due 5/1/2052	(1)	6,872,281
Freddie Mac Non Gold Pool	2.977%, $320,558 par, due 7/1/2047	(1)	311,593
Freddie Mac Pool	2.500%, $9,216,448 par, due 12/1/2051	(1)	7,895,040
Freddie Mac Pool	2.000%, $4,764,985 par, due 11/1/2050	(1)	3,917,814
Freddie Mac Pool	3.000%, $387,025 par, due 1/1/2035	(1)	363,522
Freddie Mac Pool	4.500%, $3,293,821 par, due 9/1/2052	(1)	3,177,088
Freddie Mac Pool	4.000%, $4,325,508 par, due 8/1/2052	(1)	4,086,217
Freddie Mac Pool	3.000%, $3,120,489 par, due 1/1/2050	(1)	2,771,210
Freddie Mac Pool	2.500%, $1,495,457 par, due 12/1/2034	(1)	1,378,575
Freddie Mac Pool	3.000%, $3,106,225 par, due 11/1/2049	(1)	2,758,440
Freddie Mac Pool	3.000%, $3,025,142 par, due 12/1/2049	(1)	2,686,411
Freddie Mac Pool	2.500%, $4,435,343 par, due 1/1/2035	(1)	4,090,983
Freddie Mac Pool	3.500%, $85,643 par, due 8/1/2049	(1)	78,873
Freddie Mac Pool	3.000%, $549,747 par, due 1/1/2035	(1)	516,410
Freddie Mac Pool	2.500%, $6,363,503 par, due 12/1/2034	(1)	5,869,759
Freddie Mac Pool	2.500%, $1,416,785 par, due 1/1/2035	(1)	1,306,748
Freddie Mac Pool	3.000%, $410,738 par, due 1/1/2035	(1)	385,803
Freddie Mac Pool	4.000%, $4,214,933 par, due 8/1/2052	(1)	3,986,062
Freddie Struct PT Cert	7.000%, $468,944 par, due 7/25/2043	(1)	495,779
GE HealthCare Technologies Inc	5.650%, $1,790,000 par, due 11/15/2027	(1)	1,814,373
GE HealthCare Technologies Inc	5.857%, $530,000 par, due 3/15/2030	(1)	543,633
General Mills Inc	2.875%, $895,000 par, due 4/15/2030	(1)	774,425
General Motors Financial Co Inc	2.400%, $1,940,000 par, due 10/15/2028	(1)	1,611,325
General Motors Financial Co Inc	4.300%, $1,270,000 par, due 4/6/2029	(1)	1,139,939
General Motors Financial Co Inc	5.000%, $730,000 par, due 4/9/2027	(1)	708,347
Georgia-Pacific LLC	2.100%, $675,000 par, due 4/30/2027	(1)	605,631
Georgia-Pacific LLC	3.734%, $1,725,000 par, due 7/15/2023	(1)	1,709,120
Ginnie Mae II pool	2.625%, $55,734 par, due 3/20/2042	(1)	55,096
     46    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Ginnie Mae II Pool	4.317%, $888,965 par, due 12/20/2066	(1)	$865,540
Ginnie Mae II Pool	4.607%, $1,408,878 par, due 3/20/2065	(1)	1,386,359
Ginnie Mae II pool	3.701%, $1,457,554 par, due 5/20/2058	(1)	1,452,132
Ginnie Mae II Pool	4.536%, $614,628 par, due 1/20/2067	(1)	602,168
Ginnie Mae II pool	5.480%, $441,961 par, due 6/20/2058	(1)	442,909
Ginnie Mae II Pool	4.555%, $1,909,891 par, due 1/20/2067	(1)	1,874,592
Ginnie Mae II Pool	4.472%, $1,514,009 par, due 2/20/2067	(1)	1,483,570
GM Financial Revolving Receivables Trust 2021-1	1.170%, $2,410,000 par, due 6/12/2034	(1)	2,097,030
GM Financial Revolving Receivables Trust 2022-1	5.910%, $1,525,000 par, due 10/11/2035	(1)	1,554,972
GNMA	4.413%, $1,043,572 par, due 12/20/2066	(1)	1,030,829
GNMA	4.492%, $629,066 par, due 10/20/2065	(1)	618,100
GNMA	4.842%, $2,264,903 par, due 12/20/2066	(1)	2,242,157
Goldman Sachs Group Inc/The	1.542%, $2,410,000 par, due 9/10/2027	(1)	2,081,635
Goldman Sachs Group Inc/The	2.640%, $2,840,000 par, due 2/24/2028	(1)	2,530,488
Goldman Sachs Group Inc/The	3.272%, $1,405,000 par, due 9/29/2025	(1)	1,354,528
Goldman Sachs Group Inc/The	3.850%, $1,210,000 par, due 1/26/2027	(1)	1,151,702
Goldman Sachs Group Inc/The	1.948%, $3,170,000 par, due 10/21/2027	(1)	2,775,487
Goldman Sachs Group Inc/The	3.615%, $1,030,000 par, due 3/15/2028	(1)	958,542
Government National Mortgage Association	2.312%, $3,674,917 par, due 1/20/2069	(1)	3,543,318
GS Mortgage Securities Corp II	4.155%, $2,366,207 par, due 7/10/2051	(1)	2,231,814
GS Mortgage Securities Trust 2013-GC16	4.271%, $2,004,000 par, due 11/10/2046	(1)	1,979,527
GS Mortgage Securities Trust 2014-GC26	3.629%, $6,460,000 par, due 11/10/2047	(1)	6,198,209
GS Mortgage Securities Trust 2017-GS6	3.164%, $2,202,910 par, due 5/10/2050	(1)	2,017,051
GS Mortgage Securities Trust 2017-GS8	3.205%, $4,510,000 par, due 11/10/2050	(1)	4,126,781
GSK Consumer Healthcare Capital UK PLC	3.375%, $1,410,000 par, due 3/24/2027	(1)	1,314,657
Guardian Life Global Funding	3.246%, $440,000 par, due 3/29/2027	(1)	412,308
Guardian Life Global Funding	1.250%, $1,500,000 par, due 11/19/2027	(1)	1,262,121
Guardian Life Global Funding	5.550%, $740,000 par, due 10/28/2027	(1)	756,048
Gulfstream Natural Gas System LLC	6.190%, $1,510,000 par, due 11/1/2025	(1)	1,513,882
Halliburton Co	3.800%, $42,000 par, due 11/15/2025	(1)	40,889
Halliburton Co	2.920%, $1,730,000 par, due 3/1/2030	(1)	1,488,049
Healthpeak Properties Inc	3.250%, $750,000 par, due 7/15/2026	(1)	709,274
Healthpeak Properties Inc	3.500%, $580,000 par, due 7/15/2029	(1)	517,921
Healthpeak Properties Inc	2.875%, $1,470,000 par, due 1/15/2031	(1)	1,232,408
Heineken NV	3.500%, $960,000 par, due 1/29/2028	(1)	909,683
Helios Leasing I LLC	1.562%, $158,422 par, due 9/28/2024	(1)	150,173
Hexcel Corp	4.200%, $1,230,000 par, due 2/15/2027	(1)	1,144,680
Honda Motor Co Ltd	2.534%, $1,450,000 par, due 3/10/2027	(1)	1,326,912
Honda Motor Co Ltd	2.271%, $1,380,000 par, due 3/10/2025	(1)	1,306,802
HOUSTON TX UTILITY SYS REVENUE	3.973%, $685,000 par, due 11/15/2031	(1)	634,351
HP Inc	1.450%, $1,090,000 par, due 6/17/2026	(1)	957,182
HP Inc	4.000%, $1,130,000 par, due 4/15/2029	(1)	1,033,709
HP Inc	4.750%, $400,000 par, due 1/15/2028	(1)	388,727
HSBC Holdings PLC	4.583%, $400,000 par, due 6/19/2029	(1)	368,943
HSBC Holdings PLC	2.871%, $1,970,000 par, due 11/22/2032	(1)	1,511,969
HSBC Holdings PLC	2.013%, $2,200,000 par, due 9/22/2028	(1)	1,841,765
HSBC Holdings PLC	4.292%, $2,280,000 par, due 9/12/2026	(1)	2,185,163
HSBC Holdings PLC	4.755%, $540,000 par, due 6/9/2028	(1)	511,156
HSBC Holdings PLC	3.803%, $2,187,000 par, due 3/11/2025	(1)	2,126,722
Huntington Bancshares Inc/OH	4.443%, $730,000 par, due 8/4/2028	(1)	692,772
Huntington National Bank/The	3.550%, $1,511,000 par, due 10/6/2023	(1)	1,494,909
Huntington National Bank/The	4.552%, $960,000 par, due 5/17/2028	(1)	927,220
Huntington National Bank/The	5.650%, $600,000 par, due 1/10/2030	(1)	603,326
Ingredion Inc	2.900%, $740,000 par, due 6/1/2030	(1)	628,905
Ingredion Inc	3.200%, $600,000 par, due 10/1/2026	(1)	562,044
Intel Corp	3.900%, $1,140,000 par, due 3/25/2030	(1)	1,068,669
Intel Corp	4.000%, $1,780,000 par, due 8/5/2029	(1)	1,696,078
International Business Machines Corp	4.150%, $2,190,000 par, due 7/27/2027	(1)	2,137,497
Interstate Power and Light Co	4.100%, $1,200,000 par, due 9/26/2028	(1)	1,144,764
Interstate Power and Light Co	3.250%, $870,000 par, due 12/1/2024	(1)	839,632
IPALCO ENTERPRISES INC	3.700%, $500,000 par, due 9/1/2024	(1)	484,724
Jackson National Life Global Funding	2.650%, $1,470,000 par, due 6/21/2024	(1)	1,404,250
John Deere Capital Corp	4.150%, $1,350,000 par, due 9/15/2027	(1)	1,323,572
Johns Hopkins Health System Corp/The	2.420%, $1,935,000 par, due 1/1/2030	(1)	1,611,847
JPMBB Commercial Mortgage Sec Trust 2014-C24	3.639%, $3,400,000 par, due 11/15/2047	(1)	3,269,131
JPMBB Commercial Mortgage Sec Trust 2014-C26	3.494%, $2,245,000 par, due 1/15/2048	(1)	2,150,521
     47    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
JPMCC Commercial Mortgage Sec Trust 2017-JP5	3.723%, $1,940,000 par, due 3/15/2050	(1)	$1,811,683
JPMDB Commercial Mortgage Securities Trust 2016-C4	3.141%, $1,765,000 par, due 12/15/2049	(1)	1,625,348
JPMDB Commercial Mortgage Securities Trust 2017-C7	3.409%, $1,875,000 par, due 10/15/2050	(1)	1,725,218
JPMorgan Chase & Co	0.969%, $470,000 par, due 6/23/2025	(1)	438,107
JPMorgan Chase & Co	3.797%, $121,000 par, due 7/23/2024	(1)	119,792
JPMorgan Chase & Co	2.301%, $1,010,000 par, due 10/15/2025	(1)	952,825
JPMorgan Chase & Co	4.452%, $1,370,000 par, due 12/5/2029	(1)	1,289,366
JPMorgan Chase & Co	3.782%, $770,000 par, due 2/1/2028	(1)	720,400
JPMorgan Chase & Co	2.069%, $660,000 par, due 6/1/2029	(1)	552,246
JPMorgan Chase & Co	3.960%, $890,000 par, due 1/29/2027	(1)	849,287
JPMorgan Chase & Co	4.565%, $410,000 par, due 6/14/2030	(1)	386,741
JPMorgan Chase & Co	2.947%, $1,970,000 par, due 2/24/2028	(1)	1,786,114
JPMorgan Chase & Co	4.323%, $810,000 par, due 4/26/2028	(1)	771,773
JPMorgan Chase & Co	1.578%, $1,620,000 par, due 4/22/2027	(1)	1,425,807
JPMorgan Chase & Co	4.203%, $810,000 par, due 7/23/2029	(1)	756,125
JPMorgan Chase & Co	2.182%, $2,500,000 par, due 6/1/2028	(1)	2,189,300
JPMorgan Chase & Co	1.470%, $2,970,000 par, due 9/22/2027	(1)	2,572,281
JPMorgan Chase & Co	4.912%, $260,000 par, due 7/25/2033	(1)	248,738
JPMorgan Chase Comml Mtg Sec Tr	4.166%, $770,000 par, due 12/15/2046	(1)	759,138
JPMorgan Comm Mtg Sec Tr	3.143%, $289,951 par, due 12/15/2047	(1)	289,308
Kellogg Co	3.400%, $690,000 par, due 11/15/2027	(1)	642,767
Kentucky Higher Education Student Loan Corp	5.437%, $3,739,826 par, due 11/25/2050	(1)	3,652,801
KeyBank NA/Cleveland OH	3.400%, $1,320,000 par, due 5/20/2026	(1)	1,239,440
KeyCorp	2.250%, $840,000 par, due 4/6/2027	(1)	744,626
KeyCorp	4.789%, $1,390,000 par, due 6/1/2033	(1)	1,317,325
Kimco Realty Corp	2.250%, $2,140,000 par, due 12/1/2031	(1)	1,648,757
Kinder Morgan Inc	1.750%, $1,610,000 par, due 11/15/2026	(1)	1,422,823
King County Public Hospital District No 2	2.601%, $2,045,000 par, due 12/1/2034	(1)	1,606,859
KLA Corp	4.100%, $170,000 par, due 3/15/2029	(1)	164,435
Lake Central Multi-District School Building Corp	1.651%, $1,695,000 par, due 7/15/2028	(1)	1,423,698
Lam Research Corp	4.000%, $270,000 par, due 3/15/2029	(1)	257,713
Leland Stanford Junior University/The	1.289%, $975,000 par, due 6/1/2027	(1)	847,753
Lennox International Inc	1.350%, $1,190,000 par, due 8/1/2025	(1)	1,078,013
Lennox International Inc	1.700%, $490,000 par, due 8/1/2027	(1)	420,543
Los Angeles Community College District/CA	1.806%, $1,500,000 par, due 8/1/2030	(1)	1,228,665
Louisiana Local Govt Env Fac. & Comm Dev Auth	4.145%, $4,855,000 par, due 2/1/2031	(1)	4,598,122
Lowe's Cos Inc	3.750%, $610,000 par, due 4/1/2032	(1)	544,388
Lowe's Cos Inc	1.700%, $1,300,000 par, due 9/15/2028	(1)	1,093,999
M&T Bank Corp	4.553%, $630,000 par, due 8/16/2028	(1)	613,601
M&T Bank Corp	5.007%, $560,000 par, due 7/26/2023	(1)	560,123
Magellan Midstream Partners LP	5.000%, $1,005,000 par, due 3/1/2026	(1)	999,374
Magellan Midstream Partners LP	3.250%, $1,108,000 par, due 6/1/2030	(1)	969,727
Manhattan West 2020-1MW Mortgage Trust	2.130%, $1,970,000 par, due 9/10/2039	(1)	1,684,756
Marathon Oil Corp	4.400%, $1,600,000 par, due 7/15/2027	(1)	1,530,235
Marathon Petroleum Corp	4.700%, $1,470,000 par, due 5/1/2025	(1)	1,448,598
Marsh & McLennan Cos Inc	4.375%, $1,320,000 par, due 3/15/2029	(1)	1,279,215
Martin Marietta Materials Inc	2.500%, $670,000 par, due 3/15/2030	(1)	555,488
Masco Corp	2.000%, $1,790,000 par, due 10/1/2030	(1)	1,391,764
Massachusetts School Building Authority	1.753%, $1,000,000 par, due 8/15/2030	(1)	816,430
Massachusetts Water Resources Authority	2.390%, $3,000,000 par, due 8/1/2033	(1)	2,348,490
MassMutual Global Funding II	3.400%, $4,845,000 par, due 3/8/2026	(1)	4,618,399
McCormick & Co Inc/MD	3.400%, $1,230,000 par, due 8/15/2027	(1)	1,146,002
McCormick & Co Inc/MD	3.150%, $2,220,000 par, due 8/15/2024	(1)	2,150,117
McDonald's Corp	3.600%, $365,000 par, due 7/1/2030	(1)	335,673
McDonald's Corp	3.500%, $780,000 par, due 7/1/2027	(1)	741,013
MD Comm Dev Admin Housing Rev	3.500%, $145,000 par, due 9/1/2047	(1)	141,608
Mercedes-Benz Finance North America LLC	2.700%, $1,640,000 par, due 6/14/2024	(1)	1,584,102
Mercedes-Benz Finance North America LLC	3.350%, $150,000 par, due 2/22/2023	(1)	149,444
Mercedes-Benz Finance North America LLC	2.125%, $2,040,000 par, due 3/10/2025	(1)	1,919,334
METLIFE SECURITIZATION TRUST 2019-1	3.750%, $609,451 par, due 4/25/2058	(1)	590,392
Metropolitan Atlanta Rapid Transit Authority	2.561%, $3,445,000 par, due 7/1/2034	(1)	2,676,110
Metropolitan Life Global Funding I	1.875%, $3,820,000 par, due 1/11/2027	(1)	3,383,806
Microchip Technology Inc	4.333%, $1,140,000 par, due 6/1/2023	(1)	1,135,117
Mid-America Apartments LP	1.100%, $160,000 par, due 9/15/2026	(1)	138,551
Mid-America Apartments LP	3.950%, $420,000 par, due 3/15/2029	(1)	399,252
Mid-America Apartments LP	1.700%, $550,000 par, due 2/15/2031	(1)	430,249
     48    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Missouri Higher Education Loan Authority	4.957%, $1,342,311 par, due 8/25/2061	(1)	$1,263,370
Mitsubishi UFJ Financial Group Inc	1.538%, $2,180,000 par, due 7/20/2027	(1)	1,892,295
Mitsubishi UFJ Financial Group Inc	5.017%, $600,000 par, due 7/20/2028	(1)	586,549
Mitsubishi UFJ Financial Group Inc	2.341%, $1,370,000 par, due 1/19/2028	(1)	1,207,543
Mitsubishi UFJ Financial Group Inc	1.640%, $1,440,000 par, due 10/13/2027	(1)	1,248,788
Mitsubishi UFJ Financial Group Inc	4.080%, $1,080,000 par, due 4/19/2028	(1)	1,019,596
MMAF Equipment Finance LLC 2017-A	2.680%, $480,205 par, due 7/16/2027	(1)	477,158
MMAF Equipment Finance LLC 2018-A	3.390%, $329,382 par, due 1/10/2025	(1)	328,325
MMAF Equipment Finance LLC 2019-A	2.930%, $1,556,074 par, due 3/10/2026	(1)	1,541,131
MMAF Equipment Finance LLC 2019-B	2.010%, $1,928,973 par, due 12/12/2024	(1)	1,893,143
MMAF Equipment Finance LLC 2022-A	3.320%, $2,305,000 par, due 6/13/2044	(1)	2,172,084
MO State Higher Ed Std Asst	5.353%, $103,942 par, due 5/20/2030	(1)	103,916
Mondelez International Holdings Netherlands BV	1.250%, $1,100,000 par, due 9/24/2026	(1)	957,297
Mondelez International Holdings Netherlands BV	2.250%, $1,315,000 par, due 9/19/2024	(1)	1,251,075
Mondelez International Inc	3.000%, $1,360,000 par, due 3/17/2032	(1)	1,167,457
Monongahela Power Co	4.100%, $2,137,000 par, due 4/15/2024	(1)	2,101,096
Morgan Stanley	2.720%, $540,000 par, due 7/22/2025	(1)	516,466
Morgan Stanley	3.875%, $940,000 par, due 1/27/2026	(1)	909,348
Morgan Stanley	2.475%, $1,730,000 par, due 1/21/2028	(1)	1,539,351
Morgan Stanley	4.210%, $1,550,000 par, due 4/20/2028	(1)	1,476,358
Morgan Stanley	2.188%, $1,280,000 par, due 4/28/2026	(1)	1,190,360
Morgan Stanley	4.431%, $610,000 par, due 1/23/2030	(1)	570,897
Morgan Stanley	4.889%, $400,000 par, due 7/20/2033	(1)	377,026
Morgan Stanley	3.625%, $2,465,000 par, due 1/20/2027	(1)	2,327,406
Morgan Stanley	1.512%, $1,080,000 par, due 7/20/2027	(1)	938,386
Morgan Stanley	1.593%, $710,000 par, due 5/4/2027	(1)	623,571
Morgan Stanley	1.164%, $1,310,000 par, due 10/21/2025	(1)	1,204,072
Morgan Stanley BAML Trust	3.102%, $2,170,000 par, due 5/15/2046	(1)	2,153,554
Morgan Stanley BAML Trust 2014 C19	3.526%, $3,020,000 par, due 12/15/2047	(1)	2,893,338
Morgan Stanley BAML Trust 2014-C15	4.051%, $1,155,000 par, due 4/15/2047	(1)	1,131,617
Morgan Stanley BAML Trust 2017-C33	3.337%, $2,550,000 par, due 5/15/2050	(1)	2,354,999
Morgan Stanley BAML Trust 2017-C34	3.536%, $800,000 par, due 11/15/2052	(1)	740,594
MPLX LP	4.000%, $490,000 par, due 3/15/2028	(1)	456,532
MPLX LP	1.750%, $810,000 par, due 3/1/2026	(1)	723,019
MPLX LP	4.950%, $440,000 par, due 9/1/2032	(1)	413,954
MS State Higher Ed Asst Co	5.069%, $539,643 par, due 10/25/2035	(1)	530,103
National Australia Bank Ltd	1.887%, $2,350,000 par, due 1/12/2027	(1)	2,089,987
National Australia Bank Ltd/New York	3.905%, $1,600,000 par, due 6/9/2027	(1)	1,536,942
National Retail Properties Inc	4.300%, $650,000 par, due 10/15/2028	(1)	604,157
Nature Conservancy/The	3.016%, $1,500,000 par, due 3/1/2030	(1)	1,349,598
Navient Student Loan Trust 2016-6	5.139%, $30,047 par, due 3/25/2066	(1)	30,036
Navient Student Loan Trust 2021-1	4.989%, $2,926,019 par, due 12/26/2069	(1)	2,798,146
Nelnet Student Loan Trust 2021-A	1.360%, $2,896,554 par, due 4/20/2062	(1)	2,565,487
Nelnet Student Loan Trust 2021-C	1.320%, $829,143 par, due 4/20/2062	(1)	736,806
Nelnet Student Loan Trust 2021-D	1.630%, $4,293,758 par, due 4/20/2062	(1)	3,872,794
Nestle Holdings Inc	4.125%, $1,470,000 par, due 10/1/2027	(1)	1,437,776
New York Hospital for Special Surgery	3.737%, $285,000 par, due 4/1/2028	(1)	261,959
New York Life Global Funding	2.000%, $3,220,000 par, due 1/22/2025	(1)	3,030,574
New York State Dormitory Authority	2.657%, $1,535,000 par, due 2/15/2028	(1)	1,358,874
NextEra Energy Capital Holdings Inc	1.875%, $3,135,000 par, due 1/15/2027	(1)	2,778,576
Norfolk Southern Corp	2.550%, $1,470,000 par, due 11/1/2029	(1)	1,262,646
Norfolk Southern Corp	3.150%, $1,293,000 par, due 6/1/2027	(1)	1,203,625
Norfolk Southern Corp	3.650%, $460,000 par, due 8/1/2025	(1)	445,601
North Carolina Housing Finance Agency	2.870%, $290,000 par, due 7/1/2032	(1)	279,757
North Dakota Public Finance Authority	2.580%, $2,630,000 par, due 12/1/2034	(1)	2,035,489
North Dakota Public Finance Authority	4.050%, $750,000 par, due 12/1/2030	(1)	704,940
North Texas Higher Education Authority Inc	4.959%, $2,383,231 par, due 9/25/2061	(1)	2,296,543
North Texas Higher Education Authority Inc	4.625%, $2,911,955 par, due 10/25/2061	(1)	2,748,711
Northern States Power Co/MN	2.600%, $1,965,000 par, due 5/15/2023	(1)	1,947,537
Northern Trust Corp	4.000%, $130,000 par, due 5/10/2027	(1)	127,108
Northrop Grumman Corp	4.400%, $465,000 par, due 5/1/2030	(1)	447,562
Northrop Grumman Corp	3.250%, $1,865,000 par, due 1/15/2028	(1)	1,723,008
Northrop Grumman Corp	2.930%, $580,000 par, due 1/15/2025	(1)	556,642
Northstar Edu Fin Inc	5.089%, $91,110 par, due 12/26/2031	(1)	90,506
Northwestern Mutual Global Funding	4.350%, $710,000 par, due 9/15/2027	(1)	692,332
Northwestern Mutual Global Funding	3.300%, $970,000 par, due 4/4/2029	(1)	881,163
     49    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Northwestern Mutual Global Funding	1.750%, $2,660,000 par, due 1/11/2027	(1)	$2,352,023
NTT Finance Corp	1.162%, $1,960,000 par, due 4/3/2026	(1)	1,734,827
NTT Finance Corp	4.372%, $370,000 par, due 7/27/2027	(1)	361,546
Nucor Corp	4.300%, $680,000 par, due 5/23/2027	(1)	664,330
Nutrien Ltd	2.950%, $540,000 par, due 5/13/2030	(1)	464,335
Nuveen LLC	4.000%, $800,000 par, due 11/1/2028	(1)	744,410
NXP BV / NXP Funding LLC / NXP USA Inc	2.650%, $1,800,000 par, due 2/15/2032	(1)	1,413,619
NXP BV / NXP Funding LLC / NXP USA Inc	5.000%, $400,000 par, due 1/15/2033	(1)	378,839
NYC Transit Fin Auth Future Tax Rev	2.625%, $1,000,000 par, due 5/1/2030	(1)	841,020
NYC Transitional Finance Auth Future Tax Sec Rev	3.550%, $1,450,000 par, due 2/1/2030	(1)	1,304,710
OhioHealth Corp	2.297%, $1,860,000 par, due 11/15/2031	(1)	1,494,160
Oklahoma Development Finance Authority	4.135%, $1,125,000 par, due 12/1/2033	(1)	1,083,881
Oklahoma Development Finance Authority	4.285%, $360,000 par, due 2/1/2032	(1)	349,193
Oklahoma Development Finance Authority	3.877%, $1,850,000 par, due 5/1/2032	(1)	1,751,987
Oklahoma Development Finance Authority	4.851%, $725,000 par, due 2/1/2043	(1)	686,408
Oncor Electric Delivery Co LLC	4.550%, $1,250,000 par, due 9/15/2032	(1)	1,227,980
Oncor Electric Delivery Co LLC	2.750%, $1,160,000 par, due 5/15/2030	(1)	1,013,245
Oracle Corp	2.650%, $1,300,000 par, due 7/15/2026	(1)	1,196,324
Oracle Corp	6.150%, $300,000 par, due 11/9/2029	(1)	312,115
Oracle Corp	2.950%, $2,465,000 par, due 4/1/2030	(1)	2,112,088
Oracle Corp	2.950%, $2,220,000 par, due 11/15/2024	(1)	2,139,221
Orlando Health Obligated Group	2.291%, $1,250,000 par, due 10/1/2028	(1)	1,039,530
Orlando Health Obligated Group	3.777%, $1,000,000 par, due 10/1/2028	(1)	908,249
Otis Worldwide Corp	2.056%, $1,625,000 par, due 4/5/2025	(1)	1,521,531
Pacific Life Global Funding II	1.450%, $1,500,000 par, due 1/20/2028	(1)	1,231,440
PacifiCorp	2.700%, $475,000 par, due 9/15/2030	(1)	409,595
PacifiCorp	3.500%, $1,426,000 par, due 6/15/2029	(1)	1,317,122
Packaging Corp of America	3.400%, $1,100,000 par, due 12/15/2027	(1)	1,011,569
Parker-Hannifin Corp	4.500%, $770,000 par, due 9/15/2029	(1)	739,399
Parker-Hannifin Corp	3.300%, $1,600,000 par, due 11/21/2024	(1)	1,545,442
Parker-Hannifin Corp	2.700%, $884,000 par, due 6/14/2024	(1)	851,590
Parker-Hannifin Corp	4.250%, $910,000 par, due 9/15/2027	(1)	883,911
PayPal Holdings Inc	3.900%, $720,000 par, due 6/1/2027	(1)	694,596
PerkinElmer Inc	1.900%, $1,420,000 par, due 9/15/2028	(1)	1,178,627
Pernod Ricard International Finance LLC	1.250%, $860,000 par, due 4/1/2028	(1)	711,131
Petroleos Mexicanos	2.290%, $146,250 par, due 2/15/2024	(1)	143,799
Petroleos Mexicanos	2.378%, $500,000 par, due 4/15/2025	(1)	483,348
PHEAA Student Loan Trust 2016-2	5.339%, $1,113,864 par, due 11/25/2065	(1)	1,104,359
Phillips 66	3.900%, $1,210,000 par, due 3/15/2028	(1)	1,143,926
Pioneer Natural Resources Co	1.125%, $2,970,000 par, due 1/15/2026	(1)	2,650,054
PNC Bank NA	4.050%, $1,030,000 par, due 7/26/2028	(1)	970,584
PNC Financial Services Group Inc/The	6.037%, $470,000 par, due 10/28/2033	(1)	490,966
PNC Financial Services Group Inc/The	5.354%, $1,190,000 par, due 12/2/2028	(1)	1,201,330
PPG Industries Inc	2.550%, $1,330,000 par, due 6/15/2030	(1)	1,120,163
PPG Industries Inc	2.400%, $1,050,000 par, due 8/15/2024	(1)	1,004,930
Pricoa Global Funding I	1.200%, $630,000 par, due 9/1/2026	(1)	554,522
Progressive Corp/The	2.500%, $680,000 par, due 3/15/2027	(1)	624,490
Prologis LP	4.625%, $1,400,000 par, due 1/15/2033	(1)	1,357,439
Prologis LP	3.250%, $1,200,000 par, due 6/30/2026	(1)	1,140,000
Prologis LP	4.000%, $1,020,000 par, due 9/15/2028	(1)	971,446
Protective Life Global Funding	4.714%, $655,000 par, due 7/6/2027	(1)	636,586
Providence St Joseph Health Obligated Group	2.746%, $750,000 par, due 10/1/2026	(1)	703,674
PSNH Funding LLC 3	3.506%, $900,000 par, due 8/1/2028	(1)	865,090
Public Service Co of Colorado	4.100%, $1,060,000 par, due 6/1/2032	(1)	1,000,777
Public Service Electric and Gas Co	1.900%, $1,760,000 par, due 8/15/2031	(1)	1,403,887
Public Service Electric and Gas Co	3.700%, $1,400,000 par, due 5/1/2028	(1)	1,327,662
Public Service Electric and Gas Co	3.650%, $795,000 par, due 9/1/2028	(1)	747,277
Raytheon Technologies Corp	2.250%, $970,000 par, due 7/1/2030	(1)	809,746
Raytheon Technologies Corp	4.125%, $1,300,000 par, due 11/16/2028	(1)	1,246,762
Reckitt Benckiser Treasury Services PLC	2.750%, $1,680,000 par, due 6/26/2024	(1)	1,623,913
Regents of the U of CA Med Center Pooled Revenue	4.132%, $500,000 par, due 5/15/2032	(1)	465,780
Regions Financial Corp	1.800%, $1,570,000 par, due 8/12/2028	(1)	1,336,208
RELX Capital Inc	4.000%, $480,000 par, due 3/18/2029	(1)	445,671
RELX Capital Inc	4.750%, $910,000 par, due 5/20/2032	(1)	877,629
RELX Capital Inc	3.500%, $740,000 par, due 3/16/2023	(1)	737,009
RELX Capital Inc	3.000%, $220,000 par, due 5/22/2030	(1)	188,471
     50    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
RI State Std Ln Authority	0.765%, $1,502,703 par, due 9/1/2036	(1)	$1,493,387
Roche Holdings Inc	2.314%, $830,000 par, due 3/10/2027	(1)	756,935
Roche Holdings Inc	1.930%, $3,755,000 par, due 12/13/2028	(1)	3,214,460
Rochester Gas and Electric Corp	3.100%, $2,070,000 par, due 6/1/2027	(1)	1,900,732
Rogers Communications Inc	3.625%, $775,000 par, due 12/15/2025	(1)	743,123
Rogers Communications Inc	3.800%, $1,490,000 par, due 3/15/2032	(1)	1,291,157
Rolls-Royce PLC	3.625%, $780,000 par, due 10/14/2025	(1)	717,600
Roper Technologies Inc	3.800%, $500,000 par, due 12/15/2026	(1)	479,569
Roper Technologies Inc	3.850%, $750,000 par, due 12/15/2025	(1)	728,303
Roper Technologies Inc	1.000%, $430,000 par, due 9/15/2025	(1)	385,607
Royal Bank of Canada	3.625%, $1,200,000 par, due 5/4/2027	(1)	1,142,140
Royal Bank of Canada	4.240%, $3,320,000 par, due 8/3/2027	(1)	3,234,520
Royal Bank of Canada	2.050%, $240,000 par, due 1/21/2027	(1)	217,060
Ryder System Inc	1.750%, $830,000 par, due 9/1/2026	(1)	730,341
Ryder System Inc	3.650%, $1,703,000 par, due 3/18/2024	(1)	1,668,628
Ryder System Inc	4.300%, $1,240,000 par, due 6/15/2027	(1)	1,189,373
Sabine Pass Liquefaction LLC	4.500%, $890,000 par, due 5/15/2030	(1)	827,137
San Diego Community College District	2.807%, $3,020,000 par, due 8/1/2032	(1)	2,517,049
San Diego Community College District	2.383%, $1,000,000 par, due 8/1/2033	(1)	782,960
San Diego Gas & Electric Co	3.000%, $1,500,000 par, due 3/15/2032	(1)	1,287,005
San Jose Evergreen Community College District	2.440%, $1,100,000 par, due 8/1/2029	(1)	946,286
San Jose Redevelopment Agency Successor Agency	3.375%, $1,530,000 par, due 8/1/2034	(1)	1,340,418
Santa Monica Community College District	3.911%, $1,550,000 par, due 8/1/2031	(1)	1,430,681
SBA Small Business Investment Cos	3.191%, $227,227 par, due 3/10/2024	(1)	221,265
SBA Small Business Investment Cos	3.113%, $3,654,792 par, due 3/10/2029	(1)	3,433,143
SBA Small Business Investment Cos	1.304%, $4,791,708 par, due 9/10/2031	(1)	4,144,607
SBA Small Business Investment Cos	2.829%, $530,665 par, due 9/10/2025	(1)	508,663
SBA Small Business Investment Cos	3.015%, $66,158 par, due 9/10/2024	(1)	64,109
SBA Small Business Investment Cos	2.283%, $3,252,624 par, due 9/10/2029	(1)	2,985,691
SBA Small Business Investment Cos	2.845%, $2,801,760 par, due 3/10/2027	(1)	2,632,973
SBA Small Business Investment Cos	3.548%, $2,356,789 par, due 9/10/2028	(1)	2,227,574
SBA Small Business Investment Cos	2.518%, $2,513,840 par, due 9/10/2027	(1)	2,339,918
SBA Small Business Investment Cos	2.938%, $17,149,485 par, due 3/10/2032	(1)	15,581,868
SBA Small Business Investment Cos	2.517%, $839,753 par, due 3/10/2025	(1)	804,963
SBA Small Business Investment Cos	2.507%, $755,832 par, due 3/10/2026	(1)	711,003
SBA Small Business Investment Cos	1.667%, $2,691,640 par, due 3/10/2031	(1)	2,279,962
SBA Small Business Investment Cos	2.078%, $4,142,124 par, due 3/10/2030	(1)	3,716,160
SC State Std Ln Corp	4.889%, $127,053 par, due 1/25/2041	(1)	124,328
SC State Std Ln Corp	1.268%, $479,054 par, due 10/27/2036	(1)	468,869
SC State Std Ln Corp	4.870%, $54,762 par, due 5/1/2030	(1)	54,758
Sealed Air Corp	1.573%, $750,000 par, due 10/15/2026	(1)	648,467
Seasoned Credit Risk Transfer Trust Series 2018-3	3.500%, $2,703,874 par, due 8/25/2057	(1)	2,567,050
Seasoned Credit Risk Transfer Trust Series 2019-1	4.000%, $1,283,119 par, due 7/25/2058	(1)	1,220,695
Seasoned Credit Risk Transfer Trust Series 2019-2	4.000%, $1,563,985 par, due 8/25/2058	(1)	1,488,525
Seasoned Credit Risk Transfer Trust Series 2020-2	2.000%, $4,294,721 par, due 11/25/2059	(1)	3,542,342
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $4,072,159 par, due 5/25/2060	(1)	3,484,681
Shell International Finance BV	2.750%, $1,110,000 par, due 4/6/2030	(1)	975,600
Sherwin-Williams Co/The	3.300%, $911,000 par, due 2/1/2025	(1)	877,822
Sherwin-Williams Co/The	2.950%, $500,000 par, due 8/15/2029	(1)	438,885
Sherwin-Williams Co/The	3.450%, $860,000 par, due 6/1/2027	(1)	805,940
Sherwin-Williams Co/The	2.300%, $700,000 par, due 5/15/2030	(1)	577,553
Siemens Financieringsmaatschappij NV	1.200%, $880,000 par, due 3/11/2026	(1)	785,095
Siemens Financieringsmaatschappij NV	2.350%, $730,000 par, due 10/15/2026	(1)	663,789
Simon Property Group LP	3.375%, $1,000,000 par, due 10/1/2024	(1)	970,475
SLM Student Loan Trust 2003-10	5.439%, $3,236,706 par, due 12/17/2068	(1)	3,134,957
SMALL BUSINESS ADMINISTRATION	2.130%, $354,055 par, due 1/1/2033	(1)	321,525
Solano County Community College District	1.641%, $2,370,000 par, due 8/1/2029	(1)	1,941,575
Solano County Community College District	1.479%, $890,000 par, due 8/1/2028	(1)	746,238
South32 Treasury Ltd	4.350%, $2,980,000 par, due 4/14/2032	(1)	2,553,383
Stanford Health Care	3.310%, $560,000 par, due 8/15/2030	(1)	501,670
Stanley Black & Decker Inc	3.400%, $1,630,000 par, due 3/1/2026	(1)	1,556,189
Starbucks Corp	2.000%, $715,000 par, due 3/12/2027	(1)	639,728
Starbucks Corp	2.250%, $360,000 par, due 3/12/2030	(1)	299,609
State of Hawaii	1.518%, $1,000,000 par, due 10/1/2028	(1)	838,010
State of Hawaii	1.710%, $2,475,000 par, due 8/1/2028	(1)	2,109,443
State of Hawaii	2.422%, $855,000 par, due 10/1/2034	(1)	660,958
     51    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
State of New York	2.050%, $1,750,000 par, due 3/15/2032	(1)	$1,372,403
State of Oregon	3.987%, $635,000 par, due 5/1/2031	(1)	598,253
State of Texas	2.704%, $2,410,000 par, due 4/1/2031	(1)	2,074,914
State of Texas	4.631%, $1,250,000 par, due 4/1/2033	(1)	1,238,825
State of Utah	3.539%, $1,769,100 par, due 7/1/2025	(1)	1,735,293
State of Utah	4.554%, $95,000 par, due 7/1/2024	(1)	94,619
State of Washington	5.090%, $1,400,000 par, due 8/1/2033	(1)	1,434,986
State of Wisconsin	2.544%, $1,425,000 par, due 5/1/2031	(1)	1,195,162
State of Wisconsin	2.002%, $1,580,000 par, due 5/1/2034	(1)	1,170,701
State Street Corp	5.820%, $470,000 par, due 11/4/2028	(1)	486,115
State Street Corp	1.684%, $2,310,000 par, due 11/18/2027	(1)	2,048,935
State Street Corp	3.776%, $567,000 par, due 12/3/2024	(1)	560,576
State Street Corp	2.203%, $1,280,000 par, due 2/7/2028	(1)	1,151,043
State Street Corp	4.421%, $560,000 par, due 5/13/2033	(1)	531,711
State Street Corp	4.164%, $380,000 par, due 8/4/2033	(1)	352,254
Student Loan Corp	5.089%, $324,183 par, due 7/25/2036	(1)	319,125
Student Loan Corp	5.158%, $376,973 par, due 4/25/2037	(1)	373,234
Sumitomo Mitsui Financial Group Inc	1.902%, $1,780,000 par, due 9/17/2028	(1)	1,469,734
Sumitomo Mitsui Financial Group Inc	2.348%, $3,180,000 par, due 1/15/2025	(1)	3,008,429
Sumitomo Mitsui Financial Group Inc	2.174%, $360,000 par, due 1/14/2027	(1)	320,007
Take-Two Interactive Software Inc	3.700%, $590,000 par, due 4/14/2027	(1)	556,024
Texas A&M University	3.477%, $1,000,000 par, due 5/15/2031	(1)	902,930
Texas A&M University	3.256%, $750,000 par, due 5/15/2029	(1)	685,515
Texas Electric Market Stabilization Funding N LLC	4.265%, $3,340,000 par, due 8/1/2034	(1)	3,177,599
Texas Transportation Commission State Highway Fund	5.178%, $1,200,000 par, due 4/1/2030	(1)	1,222,752
T-Mobile USA Inc	2.400%, $1,110,000 par, due 3/15/2029	(1)	937,513
Toronto-Dominion Bank/The	2.450%, $2,060,000 par, due 1/12/2032	(1)	1,668,623
Toronto-Dominion Bank/The	4.456%, $820,000 par, due 6/8/2032	(1)	781,390
Toronto-Dominion Bank/The	4.693%, $730,000 par, due 9/15/2027	(1)	722,778
Toronto-Dominion Bank/The	2.800%, $1,910,000 par, due 3/10/2027	(1)	1,754,184
Toronto-Dominion Bank/The	0.750%, $1,260,000 par, due 9/11/2025	(1)	1,125,685
Towd Point Mortgage Trust 2017-1	2.750%, $214,490 par, due 10/25/2056	(1)	210,882
Towd Point Mortgage Trust 2017-5	3.773%, $35,906 par, due 2/25/2057	(1)	35,533
Towd Point Mortgage Trust 2017-6	2.750%, $54,699 par, due 10/25/2057	(1)	52,177
Towd Point Mortgage Trust 2019-4	2.900%, $3,344,911 par, due 10/25/2059	(1)	3,108,546
Towd Point Mortgage Trust 2019-HY1	5.389%, $678,653 par, due 10/25/2048	(1)	673,189
Towd Point Mortgage Trust 2019-HY2	5.389%, $659,351 par, due 5/25/2058	(1)	653,161
Towd Point Mortgage Trust 2022-4	3.750%, $3,208,013 par, due 9/25/2062	(1)	3,002,995
Town of Andover MA	2.323%, $1,000,000 par, due 11/1/2033	(1)	780,910
Toyota Auto Loan Extended Note Trust 2019-1	2.560%, $3,255,000 par, due 11/25/2031	(1)	3,137,527
Toyota Auto Loan Extended Note Trust 2020-1	1.350%, $3,875,000 par, due 5/25/2033	(1)	3,547,524
Toyota Auto Loan Extended Note Trust 2021-1	1.070%, $5,980,000 par, due 2/27/2034	(1)	5,305,803
Toyota Auto Loan Extended Note Trust 2022-1	3.820%, $4,710,000 par, due 4/25/2035	(1)	4,468,245
Toyota Motor Credit Corp	4.450%, $1,610,000 par, due 6/29/2029	(1)	1,579,684
Toyota Motor Credit Corp	3.050%, $1,190,000 par, due 3/22/2027	(1)	1,111,423
Toyota Motor Credit Corp	1.900%, $2,150,000 par, due 1/13/2027	(1)	1,921,107
Trane Technologies Global Holding Co Ltd	3.750%, $1,330,000 par, due 8/21/2028	(1)	1,252,095
Trane Technologies Luxembourg Finance SA	3.500%, $1,310,000 par, due 3/21/2026	(1)	1,237,167
Transcontinental Gas Pipe Line Co LLC	4.000%, $720,000 par, due 3/15/2028	(1)	676,527
Transcontinental Gas Pipe Line Co LLC	3.250%, $1,205,000 par, due 5/15/2030	(1)	1,048,814
Trinity Health	3.084%, $2,235,000 par, due 12/1/2034	(1)	1,873,444
Truist Financial Corp	6.123%, $670,000 par, due 10/28/2033	(1)	707,432
Truist Financial Corp	4.123%, $1,780,000 par, due 6/6/2028	(1)	1,701,456
Truist Financial Corp	4.260%, $1,430,000 par, due 7/28/2026	(1)	1,406,211
TSMC Arizona Corp	1.750%, $1,100,000 par, due 10/25/2026	(1)	982,655
TSMC Arizona Corp	4.125%, $1,690,000 par, due 4/22/2029	(1)	1,608,246
TSMC Global Ltd	1.000%, $1,370,000 par, due 9/28/2027	(1)	1,138,319
TSMC Global Ltd	1.250%, $1,450,000 par, due 4/23/2026	(1)	1,300,657
UBS Commercial Mortgage Trust 2017-C3	3.167%, $1,455,000 par, due 8/15/2050	(1)	1,343,387
UBS Commercial Mortgage Trust 2018-C10	4.313%, $2,550,000 par, due 5/15/2051	(1)	2,423,007
UBS Group AG	1.364%, $2,000,000 par, due 1/30/2027	(1)	1,753,416
UBS Group AG	4.703%, $1,230,000 par, due 8/5/2027	(1)	1,190,218
UBS Group AG	1.494%, $1,500,000 par, due 8/10/2027	(1)	1,292,181
UBS Group AG	2.746%, $510,000 par, due 2/11/2033	(1)	395,538
UBS Group AG	4.751%, $410,000 par, due 5/12/2028	(1)	392,925
UDR Inc	3.500%, $1,380,000 par, due 1/15/2028	(1)	1,255,915
     52    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Union Electric Co	2.950%, $2,760,000 par, due 3/15/2030	(1)	$2,430,401
Union Electric Co	2.950%, $850,000 par, due 6/15/2027	(1)	792,486
Union Pacific Corp	2.950%, $481,000 par, due 1/15/2023	(1)	480,662
Union Pacific Corp	3.950%, $20,000 par, due 9/10/2028	(1)	19,203
United States Int Dev Finance Corp	3.600%, $3,750,000 par, due 3/15/2035	(1)	3,519,566
United States Small Business Administration	3.940%, $7,818,431 par, due 5/1/2047	(1)	7,409,816
United States Small Business Administration	3.370%, $1,065,352 par, due 10/1/2033	(1)	998,651
United States Small Business Administration	2.840%, $1,864,130 par, due 4/1/2037	(1)	1,712,319
United States Small Business Administration	5.630%, $208,488 par, due 10/1/2028	(1)	205,600
United States Small Business Administration	5.130%, $4,110,000 par, due 11/1/2047	(1)	4,121,150
United States Small Business Administration	3.230%, $522,630 par, due 2/1/2034	(1)	494,890
United States Small Business Administration	5.680%, $60,741 par, due 6/1/2028	(1)	60,026
United States Small Business Administration	3.210%, $469,048 par, due 3/1/2034	(1)	439,082
United States Small Business Administration	4.710%, $2,235,000 par, due 12/1/2047	(1)	2,199,651
United States Small Business Administration	2.980%, $860,469 par, due 7/1/2037	(1)	798,626
United States Small Business Administration	2.810%, $364,822 par, due 12/1/2036	(1)	333,824
United States Small Business Administration	3.800%, $7,630,000 par, due 8/1/2047	(1)	7,191,489
United States Small Business Administration	2.810%, $2,069,920 par, due 6/1/2037	(1)	1,893,695
United States Small Business Administration	6.770%, $50,951 par, due 11/1/2028	(1)	51,131
United States Small Business Administration	2.780%, $1,863,621 par, due 12/1/2037	(1)	1,704,490
United States Small Business Administration	2.980%, $836,223 par, due 6/1/2035	(1)	776,118
United States Small Business Administration	5.720%, $612,117 par, due 1/1/2029	(1)	603,557
United States Small Business Administration	2.880%, $581,058 par, due 7/1/2035	(1)	540,938
United States Small Business Administration	5.510%, $105,765 par, due 11/1/2027	(1)	104,851
United States Small Business Administration	5.540%, $35,399 par, due 9/1/2026	(1)	35,389
United States Small Business Administration	5.040%, $3,375,000 par, due 10/1/2047	(1)	3,401,868
United States Small Business Administration	2.850%, $1,489,231 par, due 10/1/2037	(1)	1,365,282
United States Small Business Administration	3.150%, $798,866 par, due 7/1/2033	(1)	755,589
United States Small Business Administration	5.600%, $175,993 par, due 9/1/2028	(1)	173,207
United States Small Business Administration	5.310%, $88,599 par, due 5/1/2027	(1)	87,350
United States Small Business Administration	2.800%, $997,955 par, due 1/1/2037	(1)	921,336
United States Treasury Note/Bond	2.875%, $2,000,000 par, due 11/30/2025	(1)	1,926,172
United States Treasury Note/Bond	4.125%, $6,446,000 par, due 11/15/2032	(1)	6,602,116
United States Treasury Note/Bond	2.875%, $8,000,000 par, due 7/31/2025	(1)	7,734,376
United States Treasury Note/Bond	3.875%, $13,675,000 par, due 11/30/2027	(1)	13,622,652
United States Treasury Note/Bond	0.750%, $14,117,000 par, due 3/31/2026	(1)	12,667,805
United States Treasury Note/Bond	3.000%, $2,000,000 par, due 10/31/2025	(1)	1,933,282
United States Treasury Note/Bond	1.125%, $15,000,000 par, due 1/15/2025	(1)	14,045,505
United States Treasury Note/Bond	4.125%, $6,775,000 par, due 10/31/2027	(1)	6,810,989
United States Treasury Note/Bond	0.875%, $14,850,000 par, due 1/31/2024	(1)	14,250,773
United States Treasury Note/Bond	0.375%, $14,975,000 par, due 1/31/2026	(1)	13,336,525
United States Treasury Note/Bond	3.875%, $4,000,000 par, due 11/30/2029	(1)	3,982,500
United States Treasury Note/Bond	2.125%, $19,000,000 par, due 11/30/2023	(1)	18,556,179
United States Treasury Note/Bond	0.750%, $8,000,000 par, due 12/31/2023	(1)	7,691,560
United States Treasury Note/Bond	2.500%, $5,430,000 par, due 5/31/2024	(1)	5,270,070
UnitedHealth Group Inc	5.250%, $770,000 par, due 2/15/2028	(1)	788,380
UnitedHealth Group Inc	4.000%, $590,000 par, due 5/15/2029	(1)	563,716
UnitedHealth Group Inc	3.850%, $1,395,000 par, due 6/15/2028	(1)	1,338,275
University of Arkansas	3.433%, $910,000 par, due 4/1/2029	(1)	835,526
University of California	3.349%, $1,170,000 par, due 7/1/2029	(1)	1,068,982
University of North Carolina at Chapel Hill	3.327%, $500,000 par, due 12/1/2036	(1)	422,575
US Bancorp	5.850%, $950,000 par, due 10/21/2033	(1)	989,576
US Bancorp	2.677%, $690,000 par, due 1/27/2033	(1)	567,434
US Bancorp	4.548%, $1,650,000 par, due 7/22/2028	(1)	1,611,209
US Bancorp	2.215%, $1,220,000 par, due 1/27/2028	(1)	1,095,704
USAA Capital Corp	2.125%, $190,000 par, due 5/1/2030	(1)	156,152
Ventas Realty LP	3.500%, $721,000 par, due 2/1/2025	(1)	692,916
Ventas Realty LP	2.650%, $200,000 par, due 1/15/2025	(1)	189,407
Ventas Realty LP	4.400%, $1,370,000 par, due 1/15/2029	(1)	1,278,132
Verizon Communications Inc	2.100%, $2,390,000 par, due 3/22/2028	(1)	2,078,024
Verizon Communications Inc	2.355%, $1,603,000 par, due 3/15/2032	(1)	1,272,477
Verizon Communications Inc	4.329%, $1,400,000 par, due 9/21/2028	(1)	1,348,589
Verizon Communications Inc	2.625%, $530,000 par, due 8/15/2026	(1)	489,732
Verizon Master Trust	1.530%, $4,285,000 par, due 7/20/2028	(1)	4,007,272
Verizon Owner Trust 2019-C	1.940%, $258,854 par, due 4/22/2024	(1)	258,401
Vermont Std Asst Corp	5.089%, $1,074,371 par, due 7/28/2034	(1)	1,069,106
     53    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
	Virginia Electric and Power Co	3.750%, $860,000 par, due 5/15/2027	(1)	$821,108
	Virginia Housing Development Authority	3.100%, $301,976 par, due 6/25/2041	(1)	272,183
	Vodafone Group PLC	4.125%, $880,000 par, due 5/30/2025	(1)	866,659
	Volkswagen Group of America Finance LLC	4.350%, $950,000 par, due 6/8/2027	(1)	911,950
	Volkswagen Group of America Finance LLC	2.850%, $590,000 par, due 9/26/2024	(1)	564,898
	Volkswagen Group of America Finance LLC	3.350%, $700,000 par, due 5/13/2025	(1)	668,985
	Vulcan Materials Co	3.900%, $480,000 par, due 4/1/2027	(1)	457,815
	WALT DISNEY CO/THE	3.800%, $1,385,000 par, due 3/22/2030	(1)	1,290,049
	Warnermedia Holdings Inc	4.279%, $3,630,000 par, due 3/15/2032	(1)	2,994,278
	Washington & Multnomah Counties School Dist No 48J	1.407%, $1,500,000 par, due 6/15/2027	(1)	1,289,910
	WEC Energy Group Inc	5.150%, $1,480,000 par, due 10/1/2027	(1)	1,498,080
	WEC Energy Group Inc	3.550%, $386,000 par, due 6/15/2025	(1)	370,212
	WEC Energy Group Inc	2.200%, $665,000 par, due 12/15/2028	(1)	564,028
*	Wells Fargo Commercial Mortgage Trust 2013-LC12	4.218%, $743,000 par, due 7/15/2046	(1)	735,839
*	Wells Fargo Commercial Mortgage Trust 2016-C33	3.162%, $541,867 par, due 3/15/2059	(1)	507,138
*	Wells Fargo Commercial Mortgage Trust 2017-C38	3.453%, $2,350,000 par, due 7/15/2050	(1)	2,171,616
*	Wells Fargo Commercial Mortgage Trust 2017-C39	3.157%, $2,270,000 par, due 9/15/2050	(1)	2,074,937
*	Wells Fargo Commercial Mortgage Trust 2017-C40	3.317%, $3,065,000 par, due 10/15/2050	(1)	2,819,886
*	Wells Fargo Commercial Mortgage Trust 2017-C42	3.589%, $2,830,000 par, due 12/15/2050	(1)	2,607,129
*	Wells Fargo Commercial Mortgage Trust 2018-C43	4.012%, $2,820,000 par, due 3/15/2051	(1)	2,658,752
	Welltower Inc	3.625%, $308,000 par, due 3/15/2024	(1)	301,411
	Welltower Inc	4.125%, $2,191,000 par, due 3/15/2029	(1)	2,015,056
	Welltower Inc	2.050%, $550,000 par, due 1/15/2029	(1)	447,822
	West Haymarket Joint Public Agency	5.400%, $1,250,000 par, due 12/15/2030	(1)	1,280,513
	WFRBS Commercial Mortgage Trust 2013-C17	4.023%, $468,000 par, due 12/15/2046	(1)	459,945
	WFRBS Commercial Mortgage Trust 2013-UBS1	4.079%, $1,009,859 par, due 3/15/2046	(1)	992,167
	WFRBS Commercial Mortgage Trust 2014-C20	3.995%, $3,274,000 par, due 5/15/2047	(1)	3,189,390
	Wisconsin Power and Light Co	3.950%, $790,000 par, due 9/1/2032	(1)	725,401
	WRKCo Inc	3.900%, $920,000 par, due 6/1/2028	(1)	846,922
	WRKCo Inc	4.650%, $330,000 par, due 3/15/2026	(1)	324,061
	WRKCo Inc	3.000%, $1,260,000 par, due 9/15/2024	(1)	1,204,704
	Xcel Energy Inc	1.750%, $465,000 par, due 3/15/2027	(1)	407,898
	Yale University	1.482%, $1,465,000 par, due 4/15/2030	(1)	1,176,347
	Blackrock Treasury Trust Fund	3.960%, $22,900,858 shares	(1)	22,900,858
		Total		1,355,972,395
		Accrued income receivable		8,571,833
		Receivable for investment payments due		212,246
		Payable for securities purchased on a forward commitment basis		(6,610,288)
		Total		1,358,146,186

	American General Life Ins. Co.	2.25%	(1)	—
	Massachusetts Mutual Life Ins. Co.	2.40%	(1)	—
	Nationwide Life Ins. Co.	2.45%	(1)	—
	Pacific Life Ins. Co.	2.54%	(1)	—
	Prudential Ins. Co. of America	2.58%	(1)	—
	Royal Bank of Canada	2.29%	(1)	—
	State Street Bank and Trust Co.	2.46%	(1)	—
	Transamerica Life Ins. Co.	2.48%	(1)	—
	Voya Ret. Ins. and Annuity Co.	2.33%	(1)	—
	AT&T Inc	1.650%, $845,000 par, due 2/1/2028	(1)	714,895
	AbbVie Inc	4.250%, $180,000 par, due 11/14/2028	(1)	173,909
	AbbVie Inc	3.200%, $1,630,000 par, due 11/21/2029	(1)	1,475,525
	AerCap Ireland Capital DAC	1.650%, $1,090,000 par, due 10/29/2024	(1)	1,005,798
	AerCap Ireland Capital DAC	2.450%, $585,000 par, due 10/29/2026	(1)	512,150
	Altria Group Inc	2.350%, $525,000 par, due 5/6/2025	(1)	493,967
	American Electric Power Co Inc	1.000%, $570,000 par, due 11/1/2025	(1)	509,831
	American Express Co	2.250%, $650,000 par, due 3/4/2025	(1)	613,815
	American Express Co	3.950%, $1,760,000 par, due 8/1/2025	(1)	1,725,522
	American Honda Finance Corp	2.000%, $650,000 par, due 3/24/2028	(1)	560,976
	American International Group Inc	3.900%, $220,000 par, due 4/1/2026	(1)	213,343
	American Tower Corp	1.875%, $1,125,000 par, due 10/15/2030	(1)	870,705
	Amgen Inc	2.200%, $1,065,000 par, due 2/21/2027	(1)	956,860
	Amgen Inc	4.050%, $1,210,000 par, due 8/18/2029	(1)	1,133,347
	Elevance Health Inc	2.375%, $310,000 par, due 1/15/2025	(1)	294,488
	AvalonBay Communities Inc	2.450%, $890,000 par, due 1/15/2031	(1)	738,317
	Barclays Commercial Mortgage	5.710%, $630,000 par, due 11/1/2032	(1)	659,484
     54    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
BAT Capital Corp	2.259%, $1,145,000 par, due 3/25/2028	(1)	$953,247
BAT International Finance PLC	4.448%, $925,000 par, due 3/16/2028	(1)	859,353
BMW US Capital LLC	3.800%, $305,000 par, due 4/6/2023	(1)	304,277
Bank of America Corp	4.450%, $915,000 par, due 3/3/2026	(1)	897,313
Bank of America Corp	3.419%, $2,750,000 par, due 12/20/2028	(1)	2,490,400
Bank of America Corp	3.194%, $265,000 par, due 7/23/2030	(1)	228,517
Bank of America Corp	2.496%, $1,005,000 par, due 2/13/2031	(1)	819,196
Bank of America Corp	2.087%, $1,195,000 par, due 6/14/2029	(1)	1,007,660
Bank of America Corp	4.948%, $1,045,000 par, due 7/22/2028	(1)	1,022,135
Bank of New York Mellon Corp	5.802%, $400,000 par, due 10/25/2028	(1)	412,980
Berkshire Hathaway Energy Co	3.700%, $1,375,000 par, due 7/15/2030	(1)	1,263,144
Boston Gas Co	3.001%, $365,000 par, due 8/1/2029	(1)	313,816
Boston Properties LP	3.400%, $1,105,000 par, due 6/21/2029	(1)	954,079
CNH Equipment Trust 2022-B	3.890%, $305,000 par, due 6/15/2026	(1)	297,781
CVS Health Corp	4.300%, $215,000 par, due 3/25/2028	(1)	208,307
CVS Health Corp	4.780%, $245,000 par, due 3/25/2038	(1)	223,972
CVS Health Corp	3.625%, $935,000 par, due 4/1/2027	(1)	888,549
CVS Health Corp	3.750%, $450,000 par, due 4/1/2030	(1)	410,184
Canadian National Railway Co	3.850%, $600,000 par, due 8/5/2032	(1)	558,120
Capital One Auto Finance Trust	4.950%, $2,345,000 par, due 10/15/2025	(1)	2,362,681
Citigroup Inc	4.600%, $1,205,000 par, due 3/9/2026	(1)	1,185,901
Citigroup Inc	3.200%, $1,765,000 par, due 10/21/2026	(1)	1,634,655
Citigroup Inc	3.352%, $680,000 par, due 4/24/2025	(1)	658,845
Citigroup Inc	4.412%, $625,000 par, due 3/31/2031	(1)	575,513
Citigroup Inc	5.610%, $1,530,000 par, due 9/29/2026	(1)	1,534,208
Citibank Credit Card Iss Trust	5.062%, $1,820,000 par, due 5/14/2027	(1)	1,788,350
Comcast Corp	3.950%, $420,000 par, due 10/15/2025	(1)	411,676
Comcast Corp	3.400%, $255,000 par, due 4/1/2030	(1)	232,981
Comcast Corp	1.500%, $1,595,000 par, due 2/15/2031	(1)	1,245,296
Dllst Llc	3.400%, $1,310,000 par, due 7/20/2024	(1)	1,279,005
DTE Energy Co	2.529%, $590,000 par, due 10/1/2024	(1)	564,223
Mercedes-Benz Finance North America LLC	2.700%, $1,215,000 par, due 6/14/2024	(1)	1,173,581
Diageo Capital PLC	5.300%, $1,380,000 par, due 10/24/2027	(1)	1,411,326
Walt Disney Co/The	3.350%, $1,185,000 par, due 3/24/2025	(1)	1,148,478
DuPont de Nemours Inc	4.493%, $1,255,000 par, due 11/15/2025	(1)	1,235,221
Duke Energy Ohio Inc	2.125%, $285,000 par, due 6/1/2030	(1)	233,426
Duke Energy Florida LLC	3.200%, $475,000 par, due 1/15/2027	(1)	449,426
Duke Energy Florida LLC	1.750%, $1,330,000 par, due 6/15/2030	(1)	1,061,779
ERP Operating LP	3.000%, $490,000 par, due 7/1/2029	(1)	429,289
Emerson Electric Co	2.000%, $1,315,000 par, due 12/21/2028	(1)	1,119,591
Equinix Inc	1.550%, $980,000 par, due 3/15/2028	(1)	811,538
Equinix Inc	3.900%, $605,000 par, due 4/15/2032	(1)	539,503
Equinor ASA	2.875%, $1,345,000 par, due 4/6/2025	(1)	1,289,721
Equinor ASA	3.000%, $1,040,000 par, due 4/6/2027	(1)	971,537
Exelon Corp	3.950%, $1,050,000 par, due 6/15/2025	(1)	1,025,913
Exxon Mobil Corp	2.992%, $475,000 par, due 3/19/2025	(1)	457,986
Freddie 55 -UMBS	4.000%, $26,686 par, due 5/1/2049	(1)	25,383
Freddie Mac 55-UMBS	5.000%, $27,774 par, due 6/1/2049	(1)	27,642
Freddie Mac-55 UMBS	4.000%, $72,311 par, due 7/1/2049	(1)	68,781
Freddie Mac Coupon Strips	0.000%, $205,000 par, due 7/15/2031	(1)	143,851
FHLMC	2.450%, $3,345,000 par, due 4/1/2032	(1)	2,829,168
FHLMC	2.920%, $405,000 par, due 6/1/2032	(1)	356,044
FHLMC	3.000%, $400,000 par, due 6/1/2032	(1)	353,960
FHLMC	3.500%, $275,000 par, due 7/1/2032	(1)	253,701
FHLMC	3.530%, $525,000 par, due 8/1/2032	(1)	485,037
Fannie Mae Pool	3.790%, $209,132 par, due 12/1/2023	(1)	204,264
Fannie Mae	5.000%, $34,547 par, due 3/1/2049	(1)	34,520
FN FS2600	3.000%, $8,124,070 par, due 12/1/2051	(1)	7,158,280
Fifth Third Bancorp	1.707%, $1,330,000 par, due 11/1/2027	(1)	1,176,744
Firstkey homes 2020-sfr2 trust	1.266%, $1,913,486 par, due 11/1/2025	(1)	1,695,846
Ford Credit Auto Owner Trust	5.270%, $845,000 par, due 2/15/2026	(1)	853,129
GSK Consumer Healthcare Capital US LLC	3.375%, $250,000 par, due 3/24/2027	(1)	233,095
GSK Consumer Healthcare Capital US LLC	3.375%, $1,035,000 par, due 3/24/2029	(1)	932,701
GS Mortgage-Backed Securities	3.000%, $682,127 par, due 1/1/2029	(1)	603,682
GE HealthCare Technologies Inc	5.600%, $1,185,000 par, due 11/15/2025	(1)	1,193,200
General Motors Financial Co Inc	5.000%, $495,000 par, due 4/9/2027	(1)	480,313
Goldman Sachs Group Inc	3.691%, $140,000 par, due 6/5/2028	(1)	130,061
Goldman Sachs Group Inc	2.600%, $105,000 par, due 2/7/2030	(1)	87,877
     55    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Goldman Sachs Group Inc	1.542%, $1,845,000 par, due 9/10/2027	(1)	$1,593,600
Goldman Sachs Group Inc	2.650%, $885,000 par, due 10/21/2032	(1)	701,168
Goldman Sachs Group Inc	3.750%, $765,000 par, due 2/25/2026	(1)	736,680
Guardian Life Global Funding	0.875%, $1,070,000 par, due 12/10/2025	(1)	945,506
Guardian Life Global Funding	3.246%, $475,000 par, due 3/29/2027	(1)	445,104
HSBC Holdings PLC	4.300%, $200,000 par, due 3/8/2026	(1)	193,730
HSBC Holdings PLC	4.583%, $755,000 par, due 6/19/2029	(1)	696,374
HSBC Holdings PLC	4.950%, $260,000 par, due 3/31/2030	(1)	248,586
HSBC Holdings PLC	1.645%, $2,320,000 par, due 4/18/2026	(1)	2,098,231
HSBC USA Inc	3.750%, $1,375,000 par, due 5/24/2024	(1)	1,349,081
Honda Auto Receivables 2022-2 Owner Trust	3.730%, $255,000 par, due 9/18/2025	(1)	249,416
Hyundai Auto Lease Securitization Trust 2022-C	4.380%, $610,000 par, due 12/15/2024	(1)	603,009
JP Morgan Mortgage Trust	2.500%, $973,382 par, due 6/1/2049	(1)	782,735
JPMorgan Chase & Co	3.900%, $450,000 par, due 7/15/2025	(1)	439,799
JPMorgan Chase & Co	4.452%, $1,470,000 par, due 12/5/2029	(1)	1,383,476
JPMorgan Chase & Co	2.005%, $925,000 par, due 3/13/2026	(1)	856,754
JPMorgan Chase & Co	2.956%, $490,000 par, due 5/13/2031	(1)	404,912
JPMorgan Chase & Co	1.578%, $875,000 par, due 4/22/2027	(1)	770,105
JPMorgan Chase & Co	1.470%, $1,350,000 par, due 9/22/2027	(1)	1,169,208
JPMorgan Chase & Co	4.851%, $1,150,000 par, due 7/25/2028	(1)	1,123,700
JP Morgan Mortgage Trust	2.500%, $597,788 par, due 9/1/2049	(1)	480,705
JP Morgan Mortgage Trust	3.000%, $1,489,758 par, due 8/1/2044	(1)	1,234,517
Keurig Dr Pepper Inc	4.417%, $180,000 par, due 5/25/2025	(1)	178,094
KeyCorp	2.250%, $850,000 par, due 4/6/2027	(1)	753,483
KeyCorp	3.878%, $690,000 par, due 5/23/2025	(1)	675,386
Kimberly-Clark Corp	3.100%, $230,000 par, due 3/26/2030	(1)	207,495
Kinder Morgan Inc	4.300%, $920,000 par, due 6/1/2025	(1)	902,971
Lowe's Cos Inc	4.500%, $1,055,000 par, due 4/15/2030	(1)	1,013,760
Lowe's Cos Inc	1.300%, $535,000 par, due 4/15/2028	(1)	445,318
Warnermedia Holdings Inc	3.755%, $285,000 par, due 3/15/2027	(1)	257,301
Warnermedia Holdings Inc	4.054%, $275,000 par, due 3/15/2029	(1)	238,365
Warnermedia Holdings Inc	4.279%, $190,000 par, due 3/15/2032	(1)	156,725
MassMutual Global Funding II	4.150%, $662,000 par, due 8/26/2025	(1)	648,118
McDonald's Corp	2.625%, $575,000 par, due 9/1/2029	(1)	505,644
McDonald's Corp	3.500%, $405,000 par, due 7/1/2027	(1)	384,754
McDonald's Corp	3.600%, $575,000 par, due 7/1/2030	(1)	528,799
Metropolitan Life Global Funding I	0.950%, $270,000 par, due 7/2/2025	(1)	244,825
Mondelez International Inc	2.750%, $145,000 par, due 4/13/2030	(1)	125,239
Mondelez International Inc	2.625%, $690,000 par, due 3/17/2027	(1)	626,762
Morgan Stanley	4.431%, $590,000 par, due 1/23/2030	(1)	552,175
Morgan Stanley	3.622%, $2,350,000 par, due 4/1/2031	(1)	2,057,331
Morgan Stanley	3.625%, $120,000 par, due 1/20/2027	(1)	113,302
Morgan Stanley	1.512%, $1,635,000 par, due 7/20/2027	(1)	1,420,602
National Rural Utilities Cooperative Finance Corp	1.875%, $290,000 par, due 2/7/2025	(1)	272,124
Navient Student Loan Trust	3.190%, $34,667 par, due 6/15/2023	(1)	34,370
Navient Student Loan Trust	4.000%, $754,406 par, due 7/15/2026	(1)	719,093
Navient Student Loan Trust	3.130%, $335,843 par, due 11/15/2023	(1)	318,430
Navient Student Loan Trust	1.690%, $125,571 par, due 10/15/2027	(1)	112,612
Navient Student Loan Trust	3.390%, $260,579 par, due 3/15/2026	(1)	245,225
Navient Student Loan Trust	0.840%, $78,521 par, due 5/15/2028	(1)	67,800
Navient Student Loan Trust	1.310%, $341,369 par, due 9/25/2033	(1)	278,793
New York Life Global Funding	2.900%, $1,670,000 par, due 1/17/2024	(1)	1,633,577
Northwestern Mutual Global Funding	0.800%, $595,000 par, due 1/14/2026	(1)	526,950
Northwestern Mutual Global Funding	4.350%, $770,000 par, due 9/15/2027	(1)	750,835
NVIDIA Corp	2.850%, $540,000 par, due 4/1/2030	(1)	471,555
Oracle Corp	2.950%, $230,000 par, due 11/15/2024	(1)	221,630
Otis Worldwide Corp	2.056%, $975,000 par, due 4/5/2025	(1)	912,912
Pacific Gas and Electric Co	4.950%, $475,000 par, due 6/8/2025	(1)	468,027
Parker-Hannifin Corp	4.250%, $670,000 par, due 9/15/2027	(1)	650,791
Philip Morris International Inc	2.875%, $1,035,000 par, due 5/1/2024	(1)	1,004,675
Phillips 66	1.300%, $340,000 par, due 2/15/2026	(1)	305,085
Private Export Funding Corp	0.550%, $670,000 par, due 7/30/2024	(1)	626,249
Progress Residential Trust	2.687%, $1,250,000 par, due 4/1/2023	(1)	1,188,075
Progress Residential Trust	2.271%, $519,783 par, due 3/1/2023	(1)	492,245
Prologis LP	2.125%, $520,000 par, due 4/15/2027	(1)	466,268
Public Service Enterprise Group Inc	1.600%, $830,000 par, due 8/15/2030	(1)	645,416
     56    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Rate Mortgage Trust	3.000%, $733,510 par, due 1/1/2044	(1)	$612,422
Reckitt Benckiser Treasury Services PLC	2.750%, $1,605,000 par, due 6/26/2024	(1)	1,551,409
Republic Services Inc	1.450%, $1,270,000 par, due 2/15/2031	(1)	982,370
Resolution Funding Corp Interest Strip	0.000%, $705,000 par, due 1/15/2030	(1)	516,413
Resolution Funding Corp Principal Strip	0.000%, $920,000 par, due 4/15/2030	(1)	669,558
Roper Technologies Inc	1.000%, $340,000 par, due 9/15/2025	(1)	304,898
S&P Global Inc	2.450%, $1,470,000 par, due 3/1/2027	(1)	1,342,625
SMB Private Education Loan Tru	1.590%, $415,385 par, due 10/15/2029	(1)	357,925
Santander Drive Auto Receivable	2.120%, $362,906 par, due 6/15/2023	(1)	361,683
Santander Retail Auto Lease Trust 2022-B	3.280%, $915,000 par, due 11/20/2024	(1)	888,547
Charles Schwab Corp	2.450%, $465,000 par, due 3/3/2027	(1)	424,610
Siemens Financieringsmaatschappij NV	1.200%, $900,000 par, due 3/11/2026	(1)	802,935
Southern California Edison Co	0.700%, $540,000 par, due 8/1/2023	(1)	526,019
Southern Co/The	2.950%, $620,000 par, due 7/1/2023	(1)	613,986
Southern Co/The	1.750%, $600,000 par, due 3/15/2028	(1)	506,130
Southwestern Electric Power Co	1.650%, $335,000 par, due 3/15/2026	(1)	299,912
Equinor ASA	3.700%, $50,000 par, due 3/1/2024	(1)	49,289
T-Mobile USA Inc	3.875%, $660,000 par, due 4/15/2030	(1)	599,419
T-Mobile USA Inc	2.400%, $520,000 par, due 3/15/2029	(1)	439,192
T-Mobile USA Inc	5.200%, $540,000 par, due 1/15/2033	(1)	537,338
TSMC Global Ltd	1.375%, $1,515,000 par, due 9/28/2030	(1)	1,166,111
TSMC Arizona Corp	1.750%, $985,000 par, due 10/25/2026	(1)	879,920
Texas Electric Market Stabilization Funding N LLC	4.265%, $910,000 par, due 8/1/2034	(1)	869,514
Toronto-Dominion Bank/The	2.800%, $1,370,000 par, due 3/10/2027	(1)	1,258,235
Toyota Auto Loan Extended Note Trust 2022-1	3.820%, $735,000 par, due 7/25/2030	(1)	703,035
Toyota Auto Loan Extended Note Trust 2019-1	2.560%, $390,000 par, due 10/25/2026	(1)	374,443
Toyota Auto Loan Extended Note Trust 2020-1	1.350%, $1,290,000 par, due 7/25/2027	(1)	1,177,473
TransCanada PipeLines Ltd	4.625%, $75,000 par, due 3/1/2034	(1)	68,621
Truist Financial Corp	4.123%, $1,380,000 par, due 6/6/2028	(1)	1,319,101
Truist Financial Corp	4.260%, $795,000 par, due 7/28/2026	(1)	781,771
USAA Capital Corp	2.125%, $275,000 par, due 5/1/2030	(1)	226,009
Union Pacific Corp	3.950%, $400,000 par, due 9/10/2028	(1)	384,068
US Bancorp	5.727%, $1,440,000 par, due 10/21/2026	(1)	1,467,288
United States Treasury Note/Bond	1.750%, $695,000 par, due 8/15/2041	(1)	479,550
United States Treasury Note/Bond	2.000%, $6,540,000 par, due 11/15/2041	(1)	4,703,699
United States Treasury Note/Bond	3.250%, $2,390,000 par, due 5/15/2042	(1)	2,112,163
United States Treasury Note/Bond	2.500%, $30,595,000 par, due 5/15/2024	(1)	29,691,530
United States Treasury Note/Bond	1.375%, $3,630,000 par, due 10/31/2028	(1)	3,140,785
United States Treasury Note/Bond	2.750%, $45,875,000 par, due 4/30/2027	(1)	43,523,906
United States Treasury Note/Bond	3.000%, $44,295,000 par, due 7/15/2025	(1)	42,938,244
United States Treasury Note/Bond	2.625%, $36,825,000 par, due 7/31/2029	(1)	33,993,894
United States Treasury Note/Bond	4.250%, $26,885,000 par, due 10/15/2025	(1)	26,891,184
Verizon Communications Inc	4.500%, $675,000 par, due 8/10/2033	(1)	634,250
Verizon Communications Inc	1.750%, $1,575,000 par, due 1/20/2031	(1)	1,225,901
Verizon Communications Inc	2.355%, $360,000 par, due 3/15/2032	(1)	285,772
Viatris Inc	2.700%, $280,000 par, due 6/22/2030	(1)	219,500
Volkswagen Group of America Finance LLC	0.875%, $840,000 par, due 11/22/2023	(1)	807,937
Volkswagen Auto Lease Trust 2022-A	3.440%, $370,000 par, due 10/20/2024	(1)	361,960
WEC Energy Group Inc	0.800%, $660,000 par, due 3/15/2024	(1)	625,475
Wisconsin Electric Power Co	1.700%, $240,000 par, due 6/15/2028	(1)	204,463
Blackrock Treasury Trust Fund	3.960%, $494,491 shares	(1)	4,094,491
	Total		334,877,445
	Accrued income receivable		2,601,585
	Payable for investment payments due		(2,055,872)
	Payable for daily variation margin on futures contracts		(33,836)
	Total		335,389,322
	Total investments in security-backed contracts		4,529,613,779

Collective Trust Funds, (3.40%)
Short-Term Investment Fund A S	173,236,347 units	(1)	173,035,668
			173,035,668
			4,702,649,447

     57    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
*	Wells Fargo – ESOP Fund
	BNY Interest-bearing Cash	Interest-bearing Cash	(1)	$1,431,750
	BlackRock Liquidity Treasury Inst	Mutual Fund	(1)	91,085,511
*	Wells Fargo & Company common stock - allocated	Common Stock Fund	8,391,442,309	8,330,702,525
*	Wells Fargo & Company common stock - unallocated	Common Stock Fund	429,196,904	426,511,249
		Total		8,849,731,035
				$45,765,299,298
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

EXHIBITS

Exhibit No.	Description	Location

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

/s/ Mark Hickman
Mark Hickman
Senior Vice President
Head of Benefits
Wells Fargo & Company

June 21, 2023